Exhibit 99.1 Independent Auditor's Report (Separate Financial Statements) of Shinhan Bank as of December 31, 2023

SHINHAN BANK

December 31, 2023 and 2022

(With Independent Auditors' Report Thereon)

Contents

	Page
Independent Auditors' Report	1
Separate Statements of Financial Position	3
Separate Statements of Comprehensive Income	4
Separate Statements of Changes in Equity	6
Separate Statements of Cash Flows	8
Notes to the Separate Financial Statements	10
Independent Auditors' Review Report on Internal Control over Financial Reporting	190
Report on the Operations of Internal Control over Financial Reporting	192

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of
Shinhan Bank:

Opinion

We have audited the separate financial statements of Shinhan Bank (the "Bank"), which comprise the separate statement of financial position as of December 31, 2023, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

The separate financial statements of the Bank for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on dated March 6, 2023.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditors' Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions,

misrepresentations, or the override of internal control.

・ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.

・ Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

・ Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

・ Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK
Separate Statements of Financial Position
As of December 31, 2023 and 2022

(In millions of Korean won)	Notes		2023	2022
Assets				
Cash and due from banks	3,5,8,40,41	₩	22,333,042	16,402,829
Securities at fair value through profit or loss	3,6,41		23,494,168	20,645,384
Derivative assets	3,7,41		3,262,590	4,904,187
Loans at amortized cost	3,8,41		317,062,249	315,234,621
Loans at fair value through profit or loss	3,8		515,564	950,519
Securities at fair value through other comprehensive income	3,9,17		49,630,720	47,778,295
Securities at amortized cost	3,9,17		28,907,293	27,081,299
Property and equipment	10,11,16,17		2,354,161	2,354,811
Intangible assets	12		1,020,354	564,569
Investments in subsidiaries and associates	13		2,557,874	2,330,159
Investment properties	14		615,303	597,402
Defined benefit assets	23		277,784	530,174
Current tax assets	37		8,511	6,039
Deferred tax assets	37		23,686	329,421
Other assets	3,8,15,41		17,657,164	15,132,789
Non-current assets held for sale	16		6,590	-
Total assets		₩	469,727,053	454,842,498
Liabilities				
Financial liabilities designated at fair value through profit or loss	18	₩	254,832	47,327
Deposits	3,19,41		339,769,070	342,202,963
Financial liabilities at fair value through profit or loss	3,20		419,342	424,964
Derivative liabilities	3,7,41		3,519,083	5,817,237
Borrowings	3,21,40,41		25,696,911	23,670,126
Debt securities issued	3,22,40		34,530,057	30,935,213
Provisions	24,39,41		702,887	381,345
Current tax liabilities	37		125,614	441,602
Other liabilities	3,11,25,41,42		33,652,345	21,782,981
Total liabilities			438,670,141	425,703,758
Equity				
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		1,988,535	2,088,542
Capital surplus	26		398,080	398,080
Capital adjustments	26,37		5,895	6,465
Accumulated other comprehensive loss	26,37		(472,747)	(1,128,983)
Retained earnings	26,27		21,209,071	19,846,558
(Regulatory reserve for loan loss)			(2,418,175)	(2,559,855)
(Required provision for (reversal of) regulatory reserve for loan loss)			((184,323))	((141,679))
(Expected provision for (reversal of) regulatory reserve for loan loss)			((184,323))	((141,679))
Total equity			31,056,912	29,138,740
Total liabilities and equity		₩	469,727,053	454,842,498

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(In millions of Korean won, except earnings per share data)	Notes		2023	2022
Interest income				
Financial instruments at fair value through profit or loss		₩	613,216	389,222
Financial instruments at fair value through other comprehensive income and amortized cost			17,960,601	12,354,759
Interest expense			11,193,171	5,505,835
Net interest income	3,28,36,41		7,380,646	7,238,146
Fees and commission income			1,167,226	1,175,314
Fees and commission expense			301,403	280,591
Net fees and commission income	3,29,36,41		865,823	894,723
Dividend income	30,36		47,776	18,545
Net gain on financial instruments at fair value through profit or loss	31,36,41		614,427	160,286
Net foreign currencies transaction gain	36		110,382	320,984
Net gain on financial instruments designated at fair value through profit or loss	18		2,495	2,673
Net gain (loss) on disposal of securities at fair value through other comprehensive income	9,36		19,488	(2,640)
Net loss on disposal of securities at amortized cost	9		(107)	(60)
Provision for credit loss allowance	3,8,41		729,912	544,876
General and administrative expenses	32,41		3,366,656	3,287,936
Net other operating expenses	34,36,41		(1,406,893)	(1,148,647)
Operating income			3,537,469	3,651,198
Net non-operating expense	35		(80,083)	(83,722)
Profit before income taxes			3,457,386	3,567,476
Income tax expense	37		845,274	935,603
Profit for the year	27		2,612,112	2,631,873
(Adjusted profit after reflection of regulatory reserve for loan loss				
For the year ended December 31, 2023: 2,796,435 million won				
For the year ended December 31, 2022: 2,773,552 million won)				
Other comprehensive income for the year, net of income tax				
Items that may be reclassified subsequently to profit or loss:				
Foreign currency translation differences for foreign operations			5,973	(5,206)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			782,466	(763,895)

SHINHAN BANK
Separate Statements of Comprehensive Income (Continued)
For the years ended December 31, 2023 and 2022

(In millions of Korean won, except earnings per share data)	**Notes**	**2023**	**2022**
Items that will not be reclassified to profit or loss:			
Remeasurements of defined benefit plans		(159,625)	192,935
Unrealized net change in fair value of financial assets at fair value through other comprehensive income		24,367	(28,014)
Other comprehensive income (loss) for the year, net of income tax	3,26,37	653,181	(604,180)
Total comprehensive income for the year	₩	3,265,293	2,027,693
Basic and diluted earnings per share in won	38	1,591	1,619

See accompanying notes to the separate financial statements.

SHINHAN BANK
Separate Statements of Comprehensive Income (Continued)
For the years ended December 31, 2023 and 2022

(In millions of Korean won)

	Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2022	₩ 7,928,078	1,586,662	398,080	6,692	(522,669)	18,176,820	27,573,663
Total comprehensive income (loss), net of income tax							
Profit for the year	-	-	-	-	-	2,631,873	2,631,873
Other comprehensive income (loss) for the year							
Foreign currency translation differences for foreign operations	-	-	-	-	(5,206)	-	(5,206)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income	-	-	-	-	(794,043)	2,134	(791,909)
Remeasurements of defined benefit plans	-	-	-	-	192,935	-	192,935
Total comprehensive income (loss) for the year	-	-	-	-	(606,314)	2,634,007	2,027,693
Transactions with owners in their capacity as owners							
Annual dividends to equity holder	-	-	-	-	-	(900,000)	(900,000)
Dividends to hybrid bond holders	-	-	-	-	-	(64,269)	(64,269)
Issuance of hybrid bonds	-	631,581	-	-	-	-	631,581
Repayment of hybrid bonds	-	(129,701)	-	(299)	-	-	(130,000)
Share-based payment transactions	-	-	-	72	-	-	72
Total transactions with owners in their capacity as owners	-	501,880	-	(227)	-	(964,269)	(462,616)
Balance at December 31, 2022	₩ 7,928,078	2,088,542	398,080	6,465	(1,128,983)	19,846,558	29,138,740

See accompanying notes to the separate financial statements.

6

SHINHAN BANK
Separate Statements of Changes in Equity (Continued)
For the year ended December 31, 2023

(In millions of Korean won)

		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2023	₩	7,928,078	2,088,542	398,080	6,465	(1,128,983)	19,846,558	29,138,740
Total comprehensive income (loss), net of income tax								
Profit for the year		-	-	-	-	-	2,612,112	2,612,112
Other comprehensive income (loss) for the year								
Foreign currency translation differences for foreign operations		-	-	-	-	5,973	-	5,973
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	809,888	(3,055)	806,833
Remeasurements of defined benefit plans		-	-	-	-	(159,625)	-	(159,625)
Total comprehensive income for the year		-	-	-	-	656,236	2,609,057	3,265,293
Transactions with owners in their capacity as owners								
Annual dividends to equity holder		-	-	-	-	-	(1,157,105)	(1,157,105)
Dividends to hybrid bond holders		-	-	-	-	-	(89,140)	(89,140)
Issuance of hybrid bonds		-	399,107	-	-	-	-	399,107
Repayment of hybrid bonds		-	(499,114)	-	(886)	-	-	(500,000)
Share-based payment transactions		-	-	-	17	-	-	17
Others		-	-	-	299	-	(299)	-
Total transactions with owners in their capacity as owners		-	(100,007)	-	(570)	-	(1,246,544)	(1,347,121)
Balance at December 31, 2023	₩	7,928,078	1,988,535	398,080	5,895	(472,747)	21,209,071	31,056,912

See accompanying notes to the separate financial statements.

SHINHAN BANK
Separate Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(In millions of Korean won)		2023	2022
Cash flows from operating activities			
Profit before income tax	₩	2,612,112	2,631,873
Adjustments for:			
Income tax expense		845,274	935,603
Interest income		(18,573,817)	(12,743,981)
Interest expense		11,193,171	5,505,835
Dividend income		(47,776)	(18,545)
		(6,583,148)	(6,321,088)
Income and expense items without cash inflow/outflow:			
Net (gain) loss on financial instruments at fair value through profit or loss		(491,304)	200,157
Net non-cash foreign currencies transaction gain		(27,154)	(129,624)
Net gain on financial instruments designated at fair value through profit or loss		(2,495)	(2,673)
Net (gain) loss on disposal of financial assets at fair value through other comprehensive income		(19,488)	2,640
Net loss on disposal of securities at amortized cost		107	60
Provision for credit loss allowance		729,912	544,876
Non-cash employee benefits		99,818	128,390
Depreciation and amortization		429,566	370,895
Net non-cash other operating expenses		427,506	142,488
Net non-operating expenses		47,854	35,173
		1,194,322	1,292,382
Changes in assets and liabilities:			
Deposits at amortized cost		41,338	560,658
Securities at fair value through profit or loss		(1,367,012)	1,675,242
Derivative assets		3,865,727	2,365,700
Loans at amortized cost		(2,553,165)	(15,699,351)
Loans at fair value through profit or loss		435,505	(90,747)
Other assets		(2,384,224)	1,254,722
Deposits due to customers		(2,710,068)	16,008,843
Financial liabilities at fair value through profit or loss		(66,764)	(196,589)
Derivative liabilities		(3,947,929)	(2,238,570)
Defined benefit liabilities		(44,060)	(261,526)
Provisions		(4,761)	(10,449)
Other liabilities		10,099,717	1,388,521
		1,364,304	4,756,454
Income tax paid		(1,094,385)	(707,756)
Interest received		18,275,265	12,502,525
Interest paid		(9,946,094)	(4,556,579)
Dividends received		49,483	20,418
Net cash inflow from operating activities		5,871,859	9,618,229

SHINHAN BANK
Separate Statements of Cash Flows (Continued)
For the years ended December 31, 2023 and 2022

(In millions of Korean won)	2023	2022
Cash flows from investing activities		
Net cash flow of derivative financial instruments for hedges	13,687	4,022
Proceeds from decrease of securities at fair value through profit or loss	801,197	1,839,509
Acquisition of securities at fair value through profit or loss	(2,045,508)	(1,944,891)
Proceeds from decrease of securities at fair value through other comprehensive income	28,386,057	16,679,279
Acquisition of securities at fair value through other comprehensive income	(28,641,365)	(18,034,340)
Proceeds from decrease of securities at amortized cost	3,935,151	4,864,231
Acquisition of securities at amortized cost	(5,589,576)	(11,856,814)
Proceeds from disposal of property and equipment	709	9
Acquisition of property and equipment	(154,552)	(220,752)
Proceeds from disposal of intangible assets	5	3,481
Acquisition of intangible assets	(336,832)	(380,396)
Proceeds from disposal of investments in associates	12,184	17,932
Acquisition of investments in associates	(229,925)	(72,739)
Proceeds from disposal of investment properties	55	-
Acquisition of investment properties	(3,084)	(5,995)
Proceeds from sale of non-current assets held for sale	3,663	9,991
Decrease in other assets	545,601	645,080
Increase in other assets	(539,326)	(534,297)
Net cash outflow from investing activities	(3,841,859)	(8,986,690)
Cash flows from financing activities		
Net cash flow of derivative financial instruments for hedges	333	56
Increase in financial liabilities designated at fair value through profit or loss	209,969	49,993
Net increase in borrowings	1,865,901	2,948,269
Proceeds from issuance of debt securities	23,283,985	15,731,442
Repayment of debt securities	(19,937,381)	(19,381,515)
Dividends paid	(1,247,209)	(963,305)
Issuance of hybrid bonds	399,107	631,581
Repayment of hybrid bonds	(500,000)	(130,000)
Increase in other liabilities	109,848	101,315
Decrease in other liabilities	(248,969)	(250,370)
Net cash inflow (outflow) from financing activities	3,935,584	(1,262,534)
Effect of exchange rate fluctuations on cash and cash equivalents held	(13,295)	16,447
Net decrease in cash and cash equivalents	5,952,289	(614,548)
Cash and cash equivalents at the beginning of the year (Note 40)	16,099,749	16,714,298
Cash and cash equivalents at the end of the year (Note 40) ₩	22,052,038	16,099,750

See accompanying notes to the separate financial statements.

SHINHAN BANK
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

1. **Reporting entity**

Shinhan Bank (the "Bank") is established on October 1, 1943 under the name of Chohung Bank, through the merger of Hansung Bank and Dongil Bank, which are established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations. The Bank has its headquarters at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2023, the Bank has 1,585,615,506 outstanding common shares with par value of ₩7,928,078 million which Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group") owns 100% of those. As of December 31, 2023, the Bank operates through 609 domestic branches, 112 depository offices, 27 premises and 14 overseas branches.

2. **Material accounting policies**

The material accounting policies adopted by the Bank are as follows.

(a) Basis of financial statements preparation

The separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea ("K-IFRS"), as prescribed in the *Article 5(1)1 Act on External Audits of Corporations in the Republic of Korea.*

The separate financial statements of the Bank are separate financial statements prepared in accordance with K-IFRS No. 1027 *'Separate Financial Statements'* in which presented based on direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee's reported performance and net assets.

The financial statements for the current and comparative periods (December 31, 2023 and 2022) were prepared in accordance with the accounting policies described below.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss ("FVTPL") are measured at fair value
- financial instruments at fair value through other comprehensive income ("FVTOCI") are measured at fair value
- share-based payment arrangements are initially measured at fair value on grant date
- changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
- liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(c) Functional and presentation currency

The separate financial statements of the Bank are prepared in functional currency of the respective operation. These separate financial statements are presented in Korean won, which is the Bank's functional currency and the currency of the primary economic environment in which the Bank operates.

(d) Use of estimates and judgements

In preparation of the financial statements according to K-IFRS, the use of estimates and assumptions is required for the application of accounting policies or matters affecting the reporting amounts of assets, liabilities and revenues and expenses as of December 31, 2023. When estimates and assumptions based on management's judgment as of December 31, 2023 differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions are continually reviewed, and changes in accounting estimates are recognized during the period in which the estimate is changed and the future period in which it will be affected. Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 4

The Bank recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVTOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, *'Financial Instruments'*. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Bank to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2023 are described in Note 3.

The Bank estimates expected credit losses in accordance with K-IFRS No. 1109, *'Financial Instruments,'* using future economic outlook information. Considering increased uncertainties in both domestic and international economies, such as inflation and rising market interest rates, The Bank utilizes future economic outlook information on key variables such as GDP growth rate, consumer price index inflation rate, and unemployment rate to estimate forecasted default rates and loss rates upon default. The Bank continually monitors the impact of domestic and international economic uncertainties on the economy. The effect of these uncertainties on The Bank's expected credit losses is disclosed in Note 8, *Loan (2) changes in allowance for impairment and book value.*

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(e) New and amended standards and interpretations adopted by the Bank

The Bank has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' –Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The amendments do not have a significant impact on the consolidated financial statements.

ii) Amendments to K-IFRS No.1001 'Presentation of Financial Statements'– Disclosure of gains or losses on valuation of financial liabilities with variable exercise price

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with the adjustable exercise price are classified as financial liabilities. The amendments do not have a significant impact on the separate financial statements.

iii) Amendments to K-IFRS No. 1008 'Accounting Policies, Changes in Accounting Estimates and Errors'– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The amendments do not have a significant impact on the separate financial statements.

iv) Amendments to K-IFRS No. 1012 'Income Taxes'- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments do not have a significant impact on the separate financial statements.

v) K-IFRS No.1117 'Insurance Contracts'

K-IFRS No. 1117 '*Insurance Contracts*' replace K-IFRS No. 1104 '*Insurance Contracts*'. K-IFRS No. 1117 measures insurance liability at its present value (i.e. at the reporting date) by using updated discount rates which reflect current market-based information such as assumptions and risks. According to K-IFRS No. 1117, insurance revenue is recognized on an accrual basis including services (insurance coverage) provided to the policyholder for each accounting period.

In addition, investment components (such as cancellation or maturity refunds) being repaid to the policyholder even if an insured event does not occur, are excluded from insurance revenue. Insurance finance income or expenses and investment income or expenses are presented separately to enable information users to understand the sources of profits or losses. The amendments do not have a significant impact on the separate financial statements.

vi) Global minimum corporate tax

Under the Global Minimum corporate tax legislation effective from 2024, the Bank may be required to pay additional tax on the difference between the effective tax rate and the minimum tax rate of 15% for each jurisdiction in which its components operate. While the Bank is deemed to be subject to the corporate tax legislation, there will be no impact on the corporate tax expenses for the period ended December 31, 2023, as Korea's legislation related to corporate tax will be effective from January 1, 2024.

The Bank is applying the temporary exemption provision for deferred corporate tax under K-IFRS No. 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to global minimum corporate tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(e) New and amended standards and interpretations adopted by the Bank (continued)

The following new and amended standards and interpretations that have been established or announced but have not been adopted by the Bank since the effective date has not yet been reached.

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. In addition, the settlement of liability includes the transfer of the entity's own equity instruments, except when an option to settle them by the entity's own equity instruments in compound financial instruments meets the definition of equity instruments and is recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Bank is currently reviewing the impact of the amendments on the separate financial statements.

(f) Approval date of the financial statements

The separate financial statements of the Bank were authorized for issue by the Board of Directors on February 7, 2024, and the separate financial statements will be submitted for approval to the stockholder's meeting held on March 21, 2024.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

    (g) Investments in subsidiaries and associates

    The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, *'Separate Financial Statements'.* The Bank's investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027. However, the investments in subsidiaries and associates subject to K-IFRS No.1101, *'First-time Adoption of K-IFRS'* are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

    (h) Foreign currency translation

    The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2.   **Material accounting policies (continued)**

(i) Cash and cash equivalents

The Bank classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

(j) Non-derivative financial assets

Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Bank may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVTOCI are classified as financial assets at FVTPL.

The Bank subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVTOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Bank recognizes dividends in profit or loss when the Bank's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVTOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Bank's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVTOCI, or at FVTPL. Debt instruments are reclassified only when the Bank's business model changes.

①   Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(j) Non-derivative financial assets (continued)

iii) Debt instruments (continued)

② Financial assets at FVTOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVTOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVTOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit loss allowance' in the separate statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVTOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(k) Expected credit losses on financial assets

As for financial assets at amortized cost and financial assets at FVTOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments
Stage 3	Credit-impaired financial assets	occurring over the expected life

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The 'lifetime' refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Bank determines a material increase in credit risk and estimates the expected credit loss on a forward-looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle. Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward-looking information is reflected in the expected credit loss estimation.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(k) Expected credit losses on financial assets (continued)

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow. The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Bank recognizes in profit or loss the amount of the change in loss allowance.

iii) Financial assets at FVTOCI

The expected credit loss on the financial assets at FVTOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

(l) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

① Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if risk management strategy or purpose will be changed, the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. Material accounting policies (continued)

(l) Derivative financial instruments (continued)

i) Hedge accounting (continued)

② Cash flow hedges

When a derivative that meet the application requirements of cash flow hedges is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

③ Hedge of net investment

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "*The Effect of Changes in Foreign Exchange Rates*" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Embedded derivatives

If a hybrid contract contains a host that is not a financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. Material accounting policies (continued)

(l) Derivative financial instruments (continued)

iv) Day one profit or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

(m) Property and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset:

The estimated useful lives for the years ended December 31, 2023 and 2022 are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

(n) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(o) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(p) Leases

The Bank leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Bank recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Bank recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs.

Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)
- Variable lease payments depending on an index or a rate
- Amounts expected to be paid by the lessee under a residual value guarantee
- The exercise price under a purchase option that the lessee is reasonably certain to exercise
- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate.

The Bank includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned.Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Additional considerations for the Bank's accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Bank considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(q) Impairment of non-financial assets

The carrying amounts of the Bank's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. Material accounting policies (continued)

(r) Non-derivative financial liabilities

The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. However, once the financial assets are designated at FVTPL, it is irrevocable. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include deposit, borrowing, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(s) Paid-in capital

i)Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(t) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Bank's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

The Bank's net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

(u) Share-based payment transactions

The Bank has granted share-based payment based on Shinhan Financial Group's share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments. The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Bank has given to its executives and employees is measured in cash-settled.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(v) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.   Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

(w) Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:
  - Loss allowance in accordance with K-IFRS No.1109, *'Financial Instruments'*
  - The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, *'Revenue from Contracts with Customers'*

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. Material accounting policies (continued)

(x) Recognition of revenues and expenses

The Bank's revenues are recognized using five-step revenue recognition model as follows: ① 'Identifying the contract' → ② 'Identifying performance obligations' → ③ 'Determining the transaction price' → ④ 'Allocating the transaction price to performance obligations' → ⑤ 'Recognizing the revenue by satisfying performance obligations'.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument.
Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided
Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

③ Fees that are earned on the execution of a significant act
The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(y) Income tax

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Bank recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Tax uncertainties arise from the Bank's tax policies, which may lead to disputes with tax authorities regarding tax assessments due to the complexity of transactions or differences in tax interpretations. The Bank accounts for these uncertainties in accordance with K-IFRIC 2123. Specifically, amounts paid to tax authorities as a result of assessments but expected to be refunded in the future are recognized as tax assets, while amounts expected to be paid as a result of tax audits are recognized as tax liabilities.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(aa) Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under *the Financial Investment Services and Capital Markets Act*. Loans to trust accounts are included in other assets. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management**

3-1. **Credit risk**

Credit risk is the risk of financial loss of the Bank if a customer or counterparty fails to meet its contractual obligation. Credit risk is classified as the most important risk to be managed for the Bank's business activities, and management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities, drafts in the Group's asset portfolio and off balance-sheet items including loan commitments, etc.

(a) Credit risk management

The Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer (CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of CCO, the chairman, CRO and the head of the Credit-related Business Group, the head of the Credit Planning Department, and the senior examination personnel to enhance the credit quality of the loan.

The risk management of the asset is primarily carried out by all operating units that hold and manage the asset subject to credit risk, and the credit risk management department, such as the Risk Management Department and the Credit Planning Department, are in charge of the credit risk management of the Bank as a whole. The Risk Management Department and the Risk Engineering Department manage the credit portfolio by managing credit risk limits and credit maximum exposure limits for the same parties, affiliates, industries, and countries set by the Risk Policy Committee. The Bank also measures and manages risk components such as PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) through the operation of the credit evaluation system and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire bank, and the Credit Assessment Department conducts independent credit rating and loan decision making. In addition, the Credit Review Department conducts individual credit review on large loans.

Each of the Bank's borrowers (retail and corporate borrowers) is assigned with a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower's personal information, Transaction performance with the Bank and external credit rating information. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in the Bank's credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss.

The Bank's credit evaluation system, which reflects the requirements of Basel III, consist of ACE (Automatic Credit Evaluation), credit evaluation system for retail SOHO with a maximum exposure of ₩1 billion or less, and Advanced Internal Rating System (AIRS).

The assessment of corporate loans is conducted through a collective decision-making system, ensuring objective and careful decision-making. In the case of a general credit, the credit is approved by agreement between the branch's RM (Relationship Manager) and examination personnel of each business division. In case of a large or an important credit, the credit is approved by Credit officer Committee, etc. In particular, the Credit Review Committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The credit for retail is evaluated in Retail Credit Assessment Department, by automated credit scoring system (CSS) based on objective statistical methods and the Bank's credit policy.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. Financial risk management (continued)

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Bank operates an ongoing monitoring system for the regular management of individual credit. The examination personnel and RM are required to conduct Loan Reviews by automatically searching companies expected to become insolvent among the corporate loan clients, and the Credit Review Department, which is independent from the business group, determines the adequacy of Loan Review results and requests credit rating adjustment of the company as necessary. In accordance with these procedures, companies expected to become insolvent are classified as an early warning company, watchlist companies, and a normal company, and distinctive management is carried out in accordance with the management guidelines for each risk stage to prevent the insolvency of the loans at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the Credit Planning Department calculates and manages industrial grades and analyzes and provides industry trends and company information.

(b) Risk limit management and risk mitigation policy

To control the credit risk of the Bank at an appropriate level, the following risk limit management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.
- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits. The Credit Planning Department and the Credit Assessment Department conduct maximum exposure limit management for credit risk management.
- The Risk Management Department and Risk Engineering Department establish a credit risk limit operation plan for the entire bank at least once a year and submit it to the Risk Policy Committee.
- Each business unit monitors and complies with credit risk limits assigned to each business unit.
- The risk is reviewed on an annual basis or within the period if deemed necessary, and the limit of risk is set and managed for each sector, such as by the individual, industry and country.
- The maximum exposure for each borrower, including institutions, is managed by sub-level limits that are individually set for accounts in the financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.
- Actual maximum exposures against the limits are managed daily.
- Maximum credit risk exposure is managed in the process of analyzing the interest and principal repayment ability of the borrower, and if necessary, changes the loan limit in the process.

Other risk management measures are as follows:

i) Collateral

The Bank has adopted policies and procedures to mitigate credit risk. In connection with credit risk, collateral bond is generally used, and the Bank has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage
- Real estate, inventories, accounts receivable, etc.
- Financial instruments such as debt securities and equity securities

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(b) Risk limit management and risk mitigation policy (continued)

i) Collateral (continued)

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, to minimize losses due to credit risk, the Bank establishes additional collateral for the counterparty in the event of an indication of impairment of the asset.

Collateral for financial assets other than loans differ based on the nature of the products. Except for special cases such as Asset Backed Securities (ABS), unsecured securities are common in the case of debt securities.

ii) Derivative financial instruments

The Bank maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Master netting arrangements

The Bank limits its maximum exposure to credit losses by entering into master netting arrangements counterparties in performing significant number of transactions.

Master netting arrangements generally do not result in offsetting assets and liabilities in the separate financial statements, as transactions are usually set at a gross amount basis. However, the right to offset, which is legally enforceable and affects the realization of individual financial assets and the settlement of financial liabilities, may arise under master netting arrangements. The credit risk of financial assets associated with this is reduced by master netting arrangements within the scope of financial liabilities.

The Bank's overall maximum exposure to credit risk that is part of a master netting agreements can vary substantially within a short period of time due to the influence of each transaction covered by the agreements.

iv) Credit related contracts

Guarantees and credit provision have credit risks similar to credit. As letter of credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk. The credit provision arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In relation to the credit risk of a credit provision arrangement, the Bank is potentially exposed to the same amount as the total unused arrangements. Long-term contracts generally have a greater degree of credit risk than short-term, and the Bank monitors the maturity of credit arrangements.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Bank assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When assessing a significant increase in credit risk, the Bank uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Bank compares the risk of a default occurring on the financial instruments at the end of the reporting period with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort as indicative of significant increases in credit risk since initial recognition. These information includes the default experience data held by the Bank and the analysis by internal credit risk rating specialists.

i)-1. Measuring the risk of default

The Bank assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating, based on the borrower's information related to each individual exposure at the time of initial recognition, may change depending on the results of ongoing monitoring and reviews.

i)-2. Measuring term structure of probability of default

Internal credit risk rating is the main input variable to determine the term structure for the risk of default. The Bank accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Bank uses information obtained from external credit rating agencies when performing these analyses.

The Bank applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

i)-3. Significant increases in credit risk

The Bank uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

i)-3. Significant increases in credit risk (continued)

Corporate exposures	Retail exposures
Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary or below	Loan classification of precautionary or below
Monitoring grade under early warning signal model	Monitoring grade under early warning signal model
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans identified with other indicators to confirm significant increases in credit risk
Loans identified with other indicators to confirm significant increases in credit risk	

The Bank assumes the credit risk of financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days. The Bank counts the number of days past due from the earliest date on which the Bank fails to fully receive the contractual payments in full from the borrower and does not consider the grace period granted to the borrower.

The Bank regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall represent proactive prediction than the days of delinquency criteria.
- As a result of applying the judgment criteria, financial assets shall not be to move too frequently between the 12-month expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ii) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset is not derecognized, the Bank assesses whether there has been a significant increase in the credit risk of the financial assets by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the end of the reporting period based on the modified contractual terms.

The Bank may adjust the contractual cash flows of loans to customers who are in financial difficulties to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Bank recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Bank recognizes the 12-month expected credit losses for that exposure again.

iii) Risk of default

The Bank considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date.
- if the Bank judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Bank uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),
- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Bank, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Bank uses the number of days past due for each financial instrument.)
- Internal data and external data

The definition of default applied by the Bank generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

iv) Reflection of forward-looking information

The Bank reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Bank utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to forecast forward-looking information.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The Bank reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Bank used in its business plan and management strategy.

The Bank analyzes the data experienced in the past and the scenario data, derives correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflectes the future forecast information through regression estimation. To reflect the internal and external economic uncertainties, the Bank reviewed not only the existing 3 scenarios ('upside', 'central', and 'downside') but also an additional scenario, the 'worst' scenario for final forward-looking information.

The economic variables considered by the Bank for the years ended December 31, 2023 and 2022 are as follows for each scenario;

① Upside scenario

| Major variables(*1)(*2)(*3) | Correlation | 2023.4Q | 2024 | | | |
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	2.2	2.1	2.2	2.1
Private consumption index (YoY %)	(-)	1.8	1.7	2.3	2.5	2.4
Facility investment growth rate (YoY %)	(-)	(6.4)	(0.6)	(0.2)	4.0	5.0
Consumer price index growth rate (%)	(+)	3.2	2.6	2.4	2.1	1.8
Balance on current account (100 million dollars)	(-)	140	80	90	130	150
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.3	3.1

② Central scenario

| Major variables(*1)(*2)(*3) | Correlation | 2023.4Q | 2024 | | | |
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.4	1.5	1.8
Private consumption index (YoY %)	(-)	0.9	0.7	1.2	1.4	2.0
Facility investment growth rate (YoY %)	(-)	(7.5)	(2.0)	(1.7)	2.4	3.9
Consumer price index growth rate (%)	(+)	3.4	2.8	2.8	2.5	2.1
Balance on current account (100 million dollars)	(-)	130	70	80	110	140
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.5	3.3

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)(*2)(*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.1	1.1	0.8	0.9	1.2
Private consumption index (YoY %)	(-)	0.4	-	0.3	0.6	1.0
Facility investment growth rate (YoY %)	(-)	(8.3)	(3.8)	(4.0)	0.2	1.4
Consumer price index growth rate (%)	(+)	3.6	3.2	3.2	3.0	2.7
Balance on current account (100 million dollars)	(-)	120	60	70	100	120
Government bond 3y yields (%)	-	3.7	3.7	3.6	3.6	3.6

④ Worst scenario

Major variables(*1)(*2)(*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401
Government bond 3y yields (%)	-	6.7

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates and consumer price index growth rate were applied among the major variables to reflect the final forward-looking information. The Bank additionally selected the unemployment rate in addition to the table above.
(*2) The Bank reflected the forward-looking information, considering the default forecast period of the Bank.
(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the currency crisis in Korea.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3.   Financial risk management (continued)

3-1.   Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

① Upside scenario

Major variables(*1)(*2)(*3)	Correlation	2022.4Q	2023			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	1.6	1.7	2.5	3.9
Private consumption index (YoY %)	(-)	3.6	4.9	2.8	2.1	3.6
Facility investment growth rate (YoY %)	(-)	6.6	1.5	2.0	(4.2)	5.3
Consumer price index growth rate (%)	(+)	5.3	5.0	4.0	3.4	3.0
Balance on current account (100 million dollars)	(-)	15.0	30.0	40.0	80.0	100.0
Government bond 3y yields (%)	-	3.9	3.7	4.0	4.0	4.0

② Central scenario

Major variables(*1)(*2)(*3)	Correlation	2022.4Q	2023			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	0.4	0.5	1.2	3.7
Private consumption index (YoY %)	(-)	3.6	3.8	1.5	0.6	2.8
Facility investment growth rate (YoY %)	(-)	6.6	0.8	1.0	(5.3)	4.6
Consumer price index growth rate (%)	(+)	5.3	5.3	4.4	3.8	3.4
Balance on current account (100 million dollars)	(-)	15.0	20.0	30.0	60.0	80.0
Government bond 3y yields (%)	-	3.9	4.0	4.2	4.2	4.2

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3.   **Financial risk management (continued)**

3-1.   **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)(*2)(*3)	Correlation	2022.4Q	2023			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	(0.4)	(0.5)	(0.1)	2.9
Private consumption index (YoY %)	(-)	3.6	2.9	0.3	(0.8)	1.9
Facility investment growth rate (YoY %)	(-)	6.6	0.2	0.3	(6.4)	3.4
Consumer price index growth rate (%)	(+)	5.3	5.7	4.8	4.4	3.8
Balance on current account (100 million dollars)	(-)	15.0	10.0	20.0	40.0	60.0
Government bond 3y yields (%)	-	3.9	4.3	4.6	4.6	4.6

④ Worst scenario

Major variables(*1)(*2)(*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	4.39

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates and consumer price index growth rate were applied among the major variables to reflect the final forward-looking information. The Bank additionally selected the unemployment rate in addition to the table above.
(*2) The Bank reflected the forward-looking information, considering the default forecast period of the Bank.
(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the currency crisis in Korea.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Bank, are derived based on long-term data over the past ten years.

The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Although the economy has slowed down by COVID-19 since 2020, the actual default rate of the Bank has remained stable due to various government support in response to the COVID-19. The Bank operates the financial relief programs such as deferral of interest payments and repayment in installments, and manages credit risk of the loans subject to such deferral program by classifying those loans as Stage 2 and performing additional expected loss assessment to reflect the potential insolvency. In addition, the Bank also manages credit risk through an additional assessment of expected loss for other non-retail and retail SOHO loans from borrowers with the loans subject to the deferral program, for the loans with extension of maturity by the financial relief programs, and for the loans classified as estimated loss.

As of December 31, 2023, the credit exposure of non-retail loans and retail SOHO loans to borrowers who applied for the deferral programs of interest payments and repayment in installments are ₩1,124,547 million, and the allowances are ₩138,357 million.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

As of December 31, 2023 and 2022, the exposure and allowances of loans to borrowers who applied extension of maturity and deferral of interest payments and repayment in installments are as follows:

		December 31, 2023	
		Exposure	Allowances
Deferral of interest payments	₩	72,811	10,276
Deferral of repayment in installments		633,473	65,373
Deferral of interest payments and repayment in installments		36,656	5,618
Extension of maturity(*)		5,501,221	97,375
	₩	6,244,161	178,642

(*) It includes exposures of ₩40,413 million and allowances of ₩4,525 million for loans applied for extension maturity.

		December 31, 2022	
		Exposure	Allowances
Deferral of interest payments	₩	165,442	26,582
Deferral of repayment in installments		1,105,481	123,735
Deferral of interest payments and repayment in installments		66,218	9,814
Extension of maturity(*)		7,528,585	116,447
	₩	8,865,726	276,578

(*) It includes exposures of ₩46,188 million and allowances of ₩6,080 million for loans applied for extension maturity.

To reflect the internal and external uncertainties, the Bank has additionally applied the scenario of worst to three macroeconomic variable scenarios: upside, central, and downside as of December 31, 2023. The probability weight of each scenario is determined by considering the probability distribution of the economic growth rate (GDP) estimated based on the economic growth rate forecast for each scenario that reflected future forecast information presented by the internal expert group.

If the probability weights for each scenario are assumed to be 100% and the other assumptions are the same, the sensitivity analysis of the Bank's expected credit loss allowances and their impact on allowances is as follows:

Scenarios	Probability weight		Hypothesis	Difference from book value
Upside	10%	₩	1,417,248	(271,868)
Central	20%		1,428,341	(260,775)
Downside	50%		1,444,331	(244,785)
Worst	20%		3,581,506	1,892,390

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3.   Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)
- Loss given default (LGD)
- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Bank uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contractual maturity of the exposure.

LGD refers to the expected loss if a borrower default. The Bank calculates LGD based on the experience recovery rate measured from past default exposures and forward-looking information. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of defaults. The Bank derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount already withdrawn and the amount expected to be used in the future.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

When measuring expected credit losses on financial assets, the Bank reflects a period of expected credit loss measurement based on a contractual maturity. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value (LTV)
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the Bank and adjusted if necessary. The Bank uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

vi) Write-off of financial assets

The Bank writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Bank conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Bank. Apart from write-off, the Bank may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(d) Maximum exposure to credit risk

The Bank's maximum exposure to credit risk of the financial instruments held as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Due from banks (*1)(*2):			
Banks	₩	3,565,789	3,837,741
Government/Public sector/Central bank/Etc.		16,757,254	10,442,799
		20,323,043	14,280,540
Loans at amortized cost (*1)(*2):			
Banks		5,297,690	9,060,782
Retail:			
Mortgage lending		52,798,117	49,279,868
Others		100,823,748	105,714,541
		153,621,865	154,994,409
Government/Public sector/Central bank/Etc.		691,586	672,908
Corporate:			
Large enterprises		42,276,402	38,148,354
Small and medium-sized enterprises		106,060,485	104,073,131
Special finance		9,113,955	8,284,934
Others		266	103
		157,451,108	150,506,522
		317,062,249	315,234,621
Loans at FVTPL (*2):			
Banks		207,997	109,099
Corporate:			
Large enterprises		297,669	841,420
Small and medium-sized enterprises		9,898	-
		307,567	841,420
		515,564	950,519
Securities at FVTPL:			
Debt securities		23,196,357	20,384,064
Gold/silver deposits		103,706	75,969
		23,300,063	20,460,033
Securities at FVTOCI (*1)		48,381,790	46,568,165
Securities at amortized cost (*1)		28,907,293	27,081,299
Derivative assets		3,262,590	4,904,187
Other financial assets (*1)(*3)		17,392,222	14,873,152
Off-balance accounts:			
Guarantee contracts		24,352,978	22,956,154
Loan commitments and other credit related liabilities		114,047,855	106,344,167
		138,400,833	129,300,321
	₩	597,545,647	573,652,837

(*1) The maximum exposure amounts for due from banks, loans, securities, and other financial assets are measured as the amount net of unamortized balances and allowances.
(*2) Due from banks and loans are classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).
 (*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlement receivables, suspense payments, etc.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade

i) *The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2023 and 2022 are as follows:*

		December 31, 2023								
		12-month expected loss		Life-time expected loss						Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:										
Banks	₩	3,534,746	33,411	-	1,074	-	3,569,231	(3,442)	3,565,789	-
Government/Public sector/Central bank/Etc.		16,645,774	111,768	-	380	-	16,757,922	(668)	16,757,254	-
		20,180,520	145,179	-	1,454	-	20,327,153	(4,110)	20,323,043	-
Loans at amortized cost:										
Banks		2,235,666	2,694,531	377,999	-	-	5,308,196	(10,506)	5,297,690	39,729
Retail		138,334,627	3,024,261	8,646,801	3,485,197	639,029	154,129,915	(508,050)	153,621,865	109,671,914
Residential real estate mortgage loan		49,522,596	418,877	1,468,525	1,305,504	105,307	52,820,809	(22,692)	52,798,117	48,649,028
Others		88,812,031	2,605,384	7,178,276	2,179,693	533,722	101,309,106	(485,358)	100,823,748	61,022,886
Government/Public sector/Central bank/Etc.		636,789	55,117	-	-	-	691,906	(320)	691,586	-
Corporate		98,463,445	30,648,536	12,731,808	16,381,777	515,626	158,741,192	(1,290,084)	157,451,108	98,434,382
Large enterprises		29,883,342	6,146,591	4,208,779	2,218,618	55,454	42,512,784	(236,382)	42,276,402	11,423,595
Small and medium-sized enterprises		65,805,134	18,449,013	8,480,149	13,867,589	425,485	107,027,370	(966,885)	106,060,485	81,009,293
Special finance		2,774,969	6,052,917	42,880	295,252	34,687	9,200,705	(86,750)	9,113,955	6,001,494
Others		-	15	-	318	-	333	(67)	266	-
		239,670,527	36,422,445	21,756,608	19,866,974	1,154,655	318,871,209	(1,808,960)	317,062,249	208,146,025
Securities at FVTOCI (*)		39,277,253	9,012,693	-	91,844	-	48,381,790	-	48,381,790	-
Securities at amortized cost		28,666,907	245,795	-	-	-	28,912,702	(5,409)	28,907,293	-
	₩	327,795,207	45,826,112	21,756,608	19,960,272	1,154,655	416,492,854	(1,818,479)	414,674,375	208,146,025

(*) Credit loss allowance recognized in other comprehensive income on securities at FVTOCI is ₩19,517 million.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022								
	12-month expected loss		Life-time expected loss						Mitigation of credit risk due to collateral
	Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:									
Banks ₩	2,932,741	903,624	-	5,777	-	3,842,142	(4,401)	3,837,741	-
Government/Public sector/Central bank/Etc.	10,280,551	164,107	-	295	-	10,444,953	(2,154)	10,442,799	-
	13,213,292	1,067,731	-	6,072	-	14,287,095	(6,555)	14,280,540	-
Loans at amortized cost:									
Banks	5,738,195	3,223,948	111,593	-	-	9,073,736	(12,954)	9,060,782	40,251
Retail									
Residential real estate mortgage loan	46,324,747	228,730	1,959,107	716,564	61,663	49,290,811	(10,943)	49,279,868	46,601,611
Others	95,004,177	3,136,778	6,340,616	1,295,696	386,498	106,163,765	(449,224)	105,714,541	65,555,139
Government/Public sector/Central bank/Etc.	658,638	2,864	12,055	-	-	673,557	(649)	672,908	-
Corporate									
Large enterprises	27,854,230	6,569,223	2,030,041	1,901,017	66,915	38,421,426	(273,072)	38,148,354	9,800,807
Small and medium-sized enterprises	66,706,388	18,408,615	8,104,620	11,273,758	403,588	104,896,969	(823,838)	104,073,131	77,154,482
Special finance	2,013,909	6,181,568	26,997	83,401	-	8,305,875	(20,941)	8,284,934	4,606,199
Others	-	43	-	86	-	129	(26)	103	-
	244,300,284	37,751,769	18,585,029	15,270,522	918,664	316,826,268	(1,591,647)	315,234,621	203,758,489
Securities at FVTOCI (*)	38,391,288	8,109,792	-	67,085	-	46,568,165	-	46,568,165	-
Securities at amortized cost	26,739,285	349,004	-	-	-	27,088,289	(6,990)	27,081,299	-
₩	322,644,149	47,278,296	18,585,029	15,343,679	918,664	404,769,817	(1,605,192)	403,164,625	203,758,489

(*) Credit loss allowance recognized in other comprehensive income on securities at FVTOCI is ₩23,341 million.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet accounts as of December 31, 2023 and 2022, are as follows:

		December 31, 2023			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantee contracts:					
Grade 1	₩	15,806,680	608,088	-	16,414,768
Grade 2		7,444,233	488,536	-	7,932,769
Impaired		-	-	5,441	5,441
		23,250,913	1,096,624	5,441	24,352,978
Loan commitment and other credit related liabilities:					
Grade 1		91,237,604	7,366,554	-	98,604,158
Grade 2		13,895,959	1,547,738	-	15,443,697
Impaired		-	-	-	-
		105,133,563	8,914,292	-	114,047,855
	₩	114,488,517	8,463,178	5,441	122,957,136

		December 31, 2022			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantee contracts:					
Grade 1	₩	14,727,821	489,130	-	15,216,951
Grade 2		7,454,098	187,161	-	7,641,259
Impaired		-	-	97,944	97,944
		22,181,919	676,291	97,944	22,956,154
Loan commitment and other credit related liabilities:					
Grade 1		88,031,487	4,178,074	-	92,209,561
Grade 2		12,703,740	1,430,866	-	14,134,606
Impaired		-	-	-	-
		100,735,227	5,608,940	-	106,344,167
	₩	122,917,146	6,285,231	97,944	129,300,321

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) **Credit risk exposure by credit risk grade (continued)**

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2023 and 2022, are as follows:

		December 31, 2023			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantees	₩	55,642,931	9,933,169	423,366	65,999,466
Deposits and savings		1,542,885	250,097	5,082	1,798,064
Property and equipment		1,600,593	464,740	10,269	2,075,602
Real estate		123,429,309	17,395,838	248,258	141,073,405
	₩	182,215,718	28,043,844	686,975	210,946,537

		December 31, 2022			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantees	₩	60,184,010	8,440,825	226,585	68,851,420
Deposits and savings		1,401,295	185,583	1,894	1,588,772
Property and equipment		1,546,097	392,319	11,523	1,949,939
Real estate		118,968,759	14,873,094	221,262	134,063,115
	₩	182,100,161	23,891,821	461,264	206,453,246

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2023 and 2022, are as follows:

		December 31, 2023					
		LTV of mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other	Total
Loans at amortized cost	₩	19,222,699	14,966,511	13,082,573	2,656,651	2,892,375	52,820,809
Less: allowance		(1,630)	(4,275)	(12,444)	(3,059)	(1,284)	(22,692)
	₩	19,221,069	14,962,236	13,070,129	2,653,592	2,891,091	52,798,117

		December 31, 2022					
		LTV of mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other	Total
Loans at amortized cost	₩	20,098,063	14,653,155	11,013,168	1,398,701	2,127,724	49,290,811
Less: allowance		(921)	(1,934)	(5,928)	(1,188)	(972)	(10,943)
	₩	20,097,142	14,651,221	11,007,240	1,397,513	2,126,752	49,279,868

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade (continued)

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments, Public sector, Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime expected credit losses, and the contractual cash flows are modified for the years ended December 31, 2023 and 2022, the amortized costs before modification amounted to ₩58,352 million and ₩50,916 million, respectively, and the net losses resulting from the modification amounted to ₩25,017 million and ₩16,297 million, respectively

ii) As of December 31, 2023 and 2022, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2023 and 2022 are ₩40,595 million and ₩5,686 million, respectively.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2023 and 2022, are ₩5,380,420 million and ₩5,319,394 million, respectively.

(h) As of December 31, 2023 and 2022, there are no assets acquired by the execution of collateral, respectively.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2023 and 2022, is as follows:

		December 31, 2023								
Classification(*)		**Korea**	**U.S.A**	**U.K**	**Japan**	**Germany**	**Vietnam**	**China**	**Others**	**Total**
Due from banks:										
Banks	₩	64,014	2,292,368	17,812	176,368	512,561	11	195,693	306,962	3,565,789
Government/ Public sector/Central bank/Etc.		16,313,592	329,250	2	-	-	-	-	114,410	16,757,254
		16,377,606	2,621,618	17,814	176,368	512,561	11	195,693	421,372	20,323,043
Loans at amortized cost:										
Banks		1,141,429	5,963	152,791	114,839	501,126	796,944	653,424	1,931,174	5,297,690
Retail										
Residential real estate mortgage loan		52,441,920	967	53	-	-	-	3,566	351,611	52,798,117
Others		99,770,718	177,473	5,408	6,305	1,482	6,095	661,003	195,264	100,823,748
Government/ Public sector/Central bank/Etc.		636,496	-	-	-	-	-	-	55,090	691,586
Corporate										
Large enterprises		39,645,164	533,057	77,633	-	49,769	227,851	71,266	1,671,662	42,276,402
Small and medium-sized enterprises		102,803,570	951,985	179,667	25,692	-	527,429	75,587	1,496,555	106,060,485
Special finance		7,232,426	793,927	178,451	-	14,175	41,052	-	853,924	9,113,955
Others		262	3	-	1	-	-	-	-	266
		303,671,985	2,463,375	594,003	146,837	566,552	1,599,371	1,464,846	6,555,280	317,062,249
Loans at FVTPL:										
Banks		207,997	-	-	-	-	-	-	-	207,997
Corporate										
Large enterprises		297,669	-	-	-	-	-	-	-	297,669
Small and medium-sized enterprises		9,898	-	-	-	-	-	-	-	9,898
	₩	515,564	-	-	-	-	-	-	-	515,564

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2023 and 2022, is as follows: (continued)

Classification(*)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
					December 31, 2023					
Securities at FVTPL:										
Debt securities	₩	22,529,457	110,026	19,036	55,480	29,247	-	-	453,111	23,196,357
Gold/silver Deposits		-	-	103,706	-	-	-	-	-	103,706
		22,529,457	110,026	122,742	55,480	29,247	-	-	453,111	23,300,063
Securities at FVTOCI		43,122,690	3,070,398	234,080	287,754	38,468	-	106,539	1,521,861	48,381,790
Securities at amortized cost		28,670,122	-	-	-	-	-	-	237,171	28,907,293
Off-balance accounts:										
Guarantee contracts		23,244,862	122,215	7,607	551	6,087	504,352	110,378	356,926	24,352,978
Loan Commitments and other credit related liabilities		107,962,411	1,100,179	221,731	336,901	42,943	14,560	324,538	4,044,592	114,047,855
	₩	546,094,697	9,487,811	1,197,977	1,003,891	1,195,858	2,118,294	2,201,994	13,590,313	576,890,835

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2023 and 2022 is as follows: (continued)

Classification(*)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
December 31, 2022										
Due from banks:										
Banks	₩	530,550	1,402,279	519,736	319,656	399,409	2,369	346,148	317,594	3,837,741
Government/ Public sector/Central bank/Etc.		9,665,222	641,433	-	-	-	-	-	136,144	10,442,799
		10,195,772	2,043,712	519,736	319,656	399,409	2,369	346,148	453,738	14,280,540
Loans at amortized cost:										
Banks		1,269,463	4,762	25,270	519,389	496,138	881,846	1,875,557	3,988,357	9,060,782
Retail										
Residential real estate mortgage loan		48,430,053	80,874	2,351	2,430	803	2,847	437,297	323,213	49,279,868
Others		105,238,847	105,550	3,415	4,778	2,035	3,426	234,333	122,157	105,714,541
Government/ Public sector/Central bank/Etc.		670,050	-	-	-	-	-	-	2,858	672,908
Corporate										
Large enterprises		35,969,313	251,206	51,119	-	-	369,515	92,419	1,414,782	38,148,354
Small and medium-sized enterprises		100,876,692	816,096	95,019	4,841	-	666,482	142,431	1,471,570	104,073,131
Special finance		6,293,885	803,632	197,345	5,241	8,408	80,187	-	896,236	8,284,934
Others		75	12	-	-	-	-	-	16	103
	₩	298,748,378	2,062,132	374,519	536,679	507,384	2,004,303	2,782,037	8,219,189	315,234,621

SHINHAN BANK

Notes to the Separate Financial Statements (Continued)

For the years ended December 31, 2023 and 2022

(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2023 and 2022 is as follows: (continued)

Classification(*)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
					December 31, 2022					
Loans at FVTPL:										
Banks	₩	109,099	-	-	-	-	-	-	-	109,099
Corporate										
Large enterprises		841,420	-	-	-	-	-	-	-	841,420
		950,519	-	-	-	-	-	-	-	950,519
Securities at FVTPL:										
Debt securities		19,737,537	129,986	4,817	32,171	21,649	-	2,713	455,191	20,384,064
Gold/silver deposits		-	-	75,969	-	-	-	-	-	75,969
		19,737,537	129,986	80,786	32,171	21,649	-	2,713	455,191	20,460,033
Securities at FVTOCI		42,241,578	2,603,072	157,951	194,855	34,065	-	189,718	1,146,926	46,568,165
Securities at amortized cost		26,781,018	-	-	-	-	-	-	300,281	27,081,299
Off-balance accounts:										
Guarantee contracts		21,741,395	88,371	23,481	860	35,488	500,127	123,985	442,447	22,956,154
Loan Commitments and other credit related liabilities		101,042,206	540,162	314,302	346,083	11,878	47,638	234,493	3,807,405	106,344,167
	₩	521,438,403	7,467,435	1,470,775	1,430,304	1,009,873	2,554,437	3,679,094	14,825,177	553,875,498

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3.   **Financial risk management (continued)**

3-1.   **Credit risk (continued)**

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2023 and 2022, is as follows:

Classification(*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
December 31, 2023										
Due from banks:										
Banks	₩	3,565,789	-	-	-	-	-	-	-	3,565,789
Government/Public sector/Central bank/Etc.		16,757,254	-	-	-	-	-	-	-	16,757,254
		20,323,043	-	-	-	-	-	-	-	20,323,043
Loans at amortized cost:										
Banks		4,892,002	-	-	-	-	-	405,688	-	5,297,690
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	52,798,117	52,798,117
Others		-	-	-	-	-	-	-	100,823,748	100,823,748
Government/Public sector/Central bank/Etc.		658,581	-	-	-	-	-	33,005	-	691,586
Corporate										
Large enterprises		6,114,283	22,097,579	4,467,823	1,914,307	555,052	346,776	6,780,582	-	42,276,402
Small and medium-sized enterprises		1,117,915	31,801,259	16,593,554	30,496,527	2,057,286	5,214,805	18,779,139	-	106,060,485
Special finance		2,671,496	26,121	-	3,639,448	184,694	73,596	2,518,600	-	9,113,955
Others		-	-	12	1	-	174	79	-	266
		15,454,277	53,924,959	21,061,389	36,050,283	2,797,032	5,635,351	28,517,093	153,621,865	317,062,249
Loans at FVTPL:										
Banks		-	-	-	49,526	99,043	-	59,428	-	207,997
Corporate										
Large enterprises		-	198,002	99,667	-	-	-	-	-	297,669
Small and medium-sized enterprises		9,898	-	-	-	-	-	-	-	9,898
	₩	9,898	198,002	99,667	49,526	99,043	-	59,428	-	515,564

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2023 and 2022, is as follows: (continued)

		December 31, 2023								
Classification(*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Securities at FVTPL:										
Debt securities	₩	13,512,914	2,143,259	963,008	538,489	62,675	48,557	5,927,455	-	23,196,357
Gold/silver deposits		103,706	-	-	-	-	-	-	-	103,706
		13,616,620	2,143,259	963,008	538,489	62,675	48,557	5,927,455	-	23,300,063
Securities at FVTOCI		20,881,813	1,809,333	484,331	651,660	534,712	20,172	23,999,769	-	48,381,790
Securities at amortized cost		10,509,986	9,961	-	211,528	209,190	-	17,966,628	-	28,907,293
Off-balance accounts:										
Guarantee contracts		8,661,049	9,495,034	3,434,847	148,206	160,820	27,031	2,131,577	294,414	24,352,978
Loan commitments and other credit related Liabilities		18,037,324	30,221,693	9,299,440	3,718,623	1,636,722	277,652	13,545,000	37,311,401	114,047,855
	₩	107,494,010	97,802,241	35,342,682	41,368,315	5,500,194	6,008,763	92,146,950	191,227,680	576,890,835

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2023 and 2022, is as follows: (continued)

Classification(*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
December 31, 2022										
Due from banks:										
Banks	₩	3,837,741	-	-	-	-	-	-	-	3,837,741
Government/Public sector/Central bank/Etc.		10,442,799	-	-	-	-	-	-	-	10,442,799
		14,280,540	-	-	-	-	-	-	-	14,280,540
Loans at amortized cost:										
Banks		8,434,415	-	-	-	29,979	-	596,388	-	9,060,782
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	49,279,868	49,279,868
Others		-	-	-	-	-	-	-	105,714,541	105,714,541
Government/Public sector/Central bank/Etc.		661,030	-	-	-	-	-	11,878	-	672,908
Corporate										
Large enterprises		5,852,276	19,782,526	4,010,626	1,624,201	676,354	361,756	5,840,615	-	38,148,354
Small and medium-sized enterprises		1,164,813	33,475,941	16,657,403	28,252,026	2,092,414	5,100,102	17,330,432	-	104,073,131
Special finance		2,078,996	9,299	19,657	3,206,604	283,678	87,079	2,599,621	-	8,284,934
Others		-	-	26	2	-	-	75	-	103
		18,191,530	53,267,766	20,687,712	33,082,833	3,082,425	5,548,937	26,379,009	154,994,409	315,234,621
Loans at FVTPL:										
Banks		-	-	-	69,533	-	-	39,566	-	109,099
Corporate										
Large enterprises		247,197	504,572	89,651	-	-	-	-	-	841,420
	₩	247,197	504,572	89,651	69,533	-	-	39,566	-	950,519

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2023 and 2022, is as follows: (continued)

		December 31, 2022								
Classification(*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Securities at FVTPL:										
Debt securities	₩	11,354,129	1,593,010	988,310	740,083	78,632	59,459	5,570,441	-	20,384,064
Gold/silver deposits		75,969	-	-	-	-	-	-	-	75,969
		11,430,098	1,593,010	988,310	740,083	78,632	59,459	5,570,441	-	20,460,033
Securities at FVTOCI		20,895,501	1,962,036	417,514	547,578	562,659	28,371	22,154,506	-	46,568,165
Securities at amortized cost		9,583,886	9,931	-	131,534	218,861	-	17,137,087	-	27,081,299
Off-balance accounts:										
Guarantee contracts		7,737,119	9,192,708	3,285,811	141,467	207,900	89,527	1,935,351	366,271	22,956,154
Loan commitments and other credit related Liabilities		18,160,200	26,152,698	9,382,258	2,724,488	1,749,009	300,671	11,058,686	36,816,157	106,344,167
	₩	100,526,071	92,682,721	34,851,256	37,437,516	5,899,486	6,026,965	84,274,646	192,176,837	553,875,498

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk**

Market risk is the risk of loss that can be caused by changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. The Bank manages securities, foreign exchange positions, derivative financial instruments, etc. held for the purpose of obtaining short-term trading gains as trading positions. The Bank also manages interest-sensitive assets consisting of loans, deposits, and debt securities not for the purpose of obtaining short-term trading gains, interest-sensitive liabilities consisting of deposits, borrowing, and debt securities issue, and interest-sensitive derivatives used as hedging instruments as non-trading position. The Bank carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and Middle Office functions for all operating departments and desks.

The basic principle of market risk management is limit management to maintain the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the one-day risk limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering Department monitors the operating status independently from the operating department and reports regularly to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before the launch (or transactions) of new products in each business unit. The Risk Review Council for derivatives and structured products supports rational decision-making such as checking risk factors and reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

The transaction data of foreign exchange, stocks, bonds, and derivatives, which are subject to measurement of market risk in trading positions, are managed by entering transactions into the front system and automatically interface with the Market Risk Management System (MARS) to measure daily risk and limit management. In addition, to supplement risk measurement through statistical methods and to manage the sensitivity and the size of losses in a dynamic economic environment, stress testing is regularly conducted to ensure that losses are managed within a certain range in the event of the Bank crisis.

i) Measurement method on market risk arising from trading positions

The Bank had historically calculated market risk using the historical simulation Value at Risk (VaR) methodology based on Basel II standards until the introduction of Basel III regulations in 2023. Due to the new Basel III regulations, the Bank now calculates market risk incurred in trading positions using the standardized calculation methods for market risk capital requirements specified in the Banking Supervisory Rules <Appendix 3-2>, as outlined by the Basel Committee on Banking Supervision. For market risk arising from trading positions, regulatory capital is categorized into required capital for Sensitivity-based approach, Default Risk Capital, and Residual Risk Capital concerning market risk sensitivity.

- Sensitivity-based risk refers to losses that can be caused by a change in the value of the product due to a change in the risk factor inherent within the product.
- Default risk refers to losses that can occur due to a default of an issuer, not losses on financial instruments due to credit spread fluctuations or changes in credit ratings.
- Residual risk is the concept of imposing additional regulatory capital risk if there is a specificity of the profit or loss structure or if the underlying asset is special.

The limit for each type of market risk is set within the Bank's total risk limit, and all regulatory capital is calculated using the revised standardised approach for market risk based on Basel III and used as a means of market risk management. The Risk Engineering Department manages the limits set by the Risk Management Committee or the Risk Policy Committee. For the efficient management of foreign exchange, stocks, bonds, and derivatives, the following market risk limits are set by all administration, management department, and desk, and compliance with the limits is monitored first on a daily basis. If the set limit is exceeded, the head of the operation department reports the details of the excess, the reason for any excess, and the resolution to the head of the group to reduce it within the next working day.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk (continued)**

(a) Market risk management of trading positions (continued)

ii) Risk of trading positions

The Bank manages Risk for trading portfolio based on consolidated financial statements. The minimum, maximum, average Risk for the year ended December 31, 2023, and the regulatory capital for market risk as of December 31, 2023 under Basel III revised standardised approach are as follows:

		December 31, 2023			
		Average	Maximum	Minimum	Year-end
Sensitivity risk					
GIRR (*1)	₩	116,399	155,797	101,067	107,348
CSR (non-securitization)(*2)		154,644	165,117	142,492	153,034
CSR (securitization: Non-CTP)		28,170	34,370	21,625	26,187
Equity securities		43,875	47,598	30,750	30,750
Foreign currency		438,405	458,406	423,287	458,406
Commodity		142	292	-	119
		780,069	820,230	750,291	775,844
Default risk					
Non-securitization		105,604	113,798	88,899	107,695
Securitization (excludes CTP)		59,721	64,795	55,054	59,549
		165,325	175,923	146,003	167,244
Residual risks		2,063	2,175	1,719	1,719
	₩	947,456	992,483	898,320	944,807

(*1) GIRR(General Interest Rate Risk)
(*2) CSR(Credit Spread Risk)

The Bank manages risk for trading portfolio based on consolidated financial statements. The minimum, maximum, average VaR and the VaR for the year ended December 31, 2022 are as follows:

		December 31, 2022			
		Average	Maximum	Minimum	Year-end
Interest rate risk	₩	44,719	64,628	24,322	53,777
Equity risk		20,303	24,879	13,443	21,659
Foreign currency risk (*)		191,013	262,319	161,760	252,453
Volatility risk		84	211	25	110
Commodity risk		13	193	-	27
Covariance		(33,760)	(77,335)	(10,872)	(62,957)
	₩	222,372	274,895	188,678	265,069

(*) The Bank measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk (continued)**

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk. Accordingly, the Bank measures and manages market risk for non-trading position by considering effects of interest rate changes on both its net asset value and net interest income.

The Bank carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Bank measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Limits for interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Bank calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB standardised approach interest rate scenario provided by the Bank for International Settlements ("BIS"). It also manages the risk of interest rate market risk by reflecting the customer behaviour ratio based on IRRBB standardised approach.

In order to calculate the interest rate risk, the Bank uses the six scenarios defined by the Basel Committee, 1) Parallel shock up, 2) Parallel shock down, 3) Steepener shock, 4) Flattener shock, 5) Short rates shock up, and 6) Short rates shock down. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interest income are measured to calculate the maximum expected changes in profit or loss (EaR: Earning at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected loss among △EVE) and EaR (maximum expected changes in profit of loss among △ NII) for non-trading positions which were measured by the IRRBB standardised approach provided by BIS as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Interest rate VaR	₩	852,926	744,505
Interest rate EaR		308,170	487,930

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3.   Financial risk management (continued)

3-2.   Market risk (continued)

(c) Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Bank's foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Bank's foreign exchange position is centralized at the S&T Center. Dealers in S&T Center manage the Bank's overall position within the set limits through trading of spot exchange and foreign currency related derivatives. The Bank's foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022, are as follows:

				December 31, 2023			
		USD	**JPY**	**EUR**	**CNY**	**Others**	**Total**
Assets							
Cash and due from banks	₩	8,957,687	386,025	101,502	77,174	406,114	9,928,502
Securities at FVTPL		1,679,718	3,317	326,277	-	188,659	2,197,971
Derivative assets		414,462	-	3,530	-	418	418,410
Loans at amortized cost		22,035,086	443,324	588,476	98,196	2,411,869	25,576,951
Securities at FVTOCI		6,002,649	18,292	3,739	-	941,524	6,966,204
Securities at amortized cost		58,255	-	-	-	238,002	296,257
Other financial assets		4,473,351	563,752	816,960	395,882	751,249	7,001,194
		43,621,208	1,414,710	1,840,484	571,252	4,937,835	52,385,489
Liabilities							
Deposits		20,404,518	3,066,219	922,860	162,877	2,311,386	26,867,860
Financial liabilities at FVTPL		-	-	-	-	419,342	419,342
Derivative liabilities		585,264	-	12,208	-	26,898	624,370
Borrowings		9,621,229	58,727	45,074	18,317	110,705	9,854,052
Debt securities issued		6,234,884	337,684	713,295	-	1,056,096	8,341,959
Other financial liabilities		5,024,826	119,171	761,107	399,935	453,254	6,758,293
		41,870,721	3,581,801	2,454,544	581,129	4,377,681	52,865,876
Net assets (liabilities)		1,750,487	(2,167,091)	(614,060)	(9,877)	560,154	(480,387)
Off-balance sheet items							
Derivative exposures		(498,941)	1,822,228	(121,831)	(325,622)	(609,000)	266,834
Net position	₩	1,251,546	(344,863)	(735,891)	(335,499)	(48,846)	(213,553)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022, are as follows: (continued)

		December 31, 2022					
		USD	JPY	EUR	CNY	Others	Total
Assets							
Cash and due from banks	₩	5,177,653	281,015	96,737	117,928	420,019	6,093,352
Securities at FVTPL		1,114,580	-	249,734	-	217,562	1,581,876
Derivative assets		589,057	-	6,632	-	1,675	597,364
Loans at amortized cost		27,630,573	461,718	790,477	80,881	2,649,319	31,612,968
Securities at FVTOCI		5,255,322	-	3,236	-	743,161	6,001,719
Securities at amortized cost		64,338	-	-	-	288,468	352,806
Other financial assets		2,834,131	517,926	554,925	278,352	997,631	5,182,965
		42,665,654	1,260,659	1,701,741	477,161	5,317,835	51,423,050
Liabilities							
Deposits		22,848,469	1,561,570	938,970	136,269	2,235,135	27,720,413
Financial liabilities at FVTPL		2,958	-	-	-	422,006	424,964
Derivative liabilities		698,616	-	27,933	-	44,348	770,897
Borrowings		10,096,821	256,837	56,131	16,809	151,793	10,578,391
Debt securities issued		6,187,754	352,677	675,600	108,864	1,030,092	8,354,987
Other financial liabilities		3,644,958	195,025	618,771	298,103	742,954	5,499,811
		43,479,576	2,366,109	2,317,405	560,045	4,626,328	53,349,463
Net assets (liabilities)		(813,922)	(1,105,450)	(615,664)	(82,884)	691,507	(1,926,413)
Off-balance sheet items							
Derivative exposures		1,370,460	798,652	308,088	(50,025)	(748,646)	1,678,529
Net position	₩	556,538	(306,798)	(307,576)	(132,909)	(57,139)	(247,884)

(d) Interest rate risk management

The Bank is closely monitoring the output and market of various industrial working groups that manage the transition to new interest rate benchmarks. It includes announcements made by LIBOR regulators.

Regulators have clearly stated that they will not persuade or force banks to submit LIBOR by the end of 2021. In response to this announcement, the Bank has established a LIBOR-related response plan consisting of work flows such as risk management, accounting, tax, law, computerization, and customer management. The plan is dedicated to the Chief Financial Officer (CFO) and important matters are reported to the Board of Directors. The purpose of the plan is to identify the impact and risks associated with reforming interest rate indicators within the business and prepare and implement action plans to facilitate the transition to alternative benchmark rates. As of December 31, 2023, the Bank has largely concluded most transition and replacement plans, aiming to finalize the contingency plan in accordance with regulatory guidelines.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-3. **Liquidity risk**

The Bank performs decision-making functions related to liquidity risk management, such as policy formulation and detailed limit setting, at the Risk Policy Committee. Following these principles and within the established limits, subsidiary including overseas branches, treasury departments, trust departments, and comprehensive finance departments, recognize and manage liquidity risk as their primary responsibility. The Risk Management Department and Risk Engineering Department support the Risk Policy Committee in decisions related to liquidity risk, monitor liquidity risk tolerance limits, and evaluate and manage entire liquidity risk for the Bank.

The Bank manages liquidity risk based on following basic principles:

- Raise funding in sufficient amounts at the optimal time and reasonable costs;
- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
- Develop a funding strategy that effectively diversifies the sources and maturities of funds to minimize losses and secure stable revenue;
- Monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis in actual; and
- Consider liquidity-related costs, benefits, and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behaviour model through the ALM system, while managing its liquidity risks on Korean won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers' behaviours that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2023 and 2022, are as follows:

		December 31, 2023						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	22,162,016	94,010	26,734	64,796	-	-	22,347,556
Securities at FVTPL		20,140,477	7,005	49,876	27,473	490,267	2,779,070	23,494,168
Derivative assets		3,199,322	4,716	6,652	12,884	72,860	22,761	3,319,195
Loans at amortized cost		21,364,254	36,886,352	53,181,331	82,004,223	96,374,484	83,233,235	373,043,879
Loans at FVTPL		99,667	415,897	-	-	-	-	515,564
Securities at FVTOCI		38,976,067	277,530	360,000	2,072,605	7,364,179	580,339	49,630,720
Securities at amortized cost		638,145	3,096,639	1,728,497	3,824,330	18,866,629	2,759,077	30,913,317
Other financial assets		14,779,365	-	-	123,291	-	1,183,436	16,086,092
	₩	121,359,313	40,782,149	55,353,090	88,129,602	123,168,419	90,557,918	519,350,491
Liabilities								
Deposits	₩	186,952,423	45,335,557	37,925,221	58,837,501	17,292,849	517,208	346,860,759
Financial liabilities at FVTPL		419,342	-	-	-	-	-	419,342
Derivative liabilities		2,919,574	29,309	42,175	80,368	385,147	68,456	3,525,029
Borrowings		8,965,864	3,160,554	3,443,548	4,929,306	4,518,912	1,418,710	26,436,894
Debt securities issued		285,571	3,148,879	3,708,694	11,392,302	16,508,495	2,013,837	37,057,778
Financial liabilities designated at FVTPL		-	2,255	10,822	-	284,064	-	297,141
Other financial liabilities		29,565,954	20,243	27,902	89,875	160,064	17,200	29,881,238
	₩	229,108,728	51,696,797	45,158,362	75,329,352	39,149,531	4,035,411	444,478,181

These amounts include both the principal and interest cash flows of financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed of immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2023 and 2022, are as follows: (continued)

		December 31, 2022						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	16,162,231	118,425	53,299	82,955	-	-	16,416,910
Securities at FVTPL		18,014,762	3,131	21,263	29,584	411,482	2,165,162	20,645,384
Derivative assets		4,827,637	2,336	3,466	7,204	50,984	24,583	4,916,210
Loans at amortized cost		23,036,535	37,191,907	50,235,899	79,605,828	101,719,988	67,518,829	359,308,986
Loans at FVTPL		139,540	781,525	29,454	-	-	-	950,519
Securities at FVTOCI		40,396,149	215,000	496,625	950,714	5,149,929	569,878	47,778,295
Securities at amortized cost		387,716	1,780,190	1,033,586	3,183,836	20,581,328	2,130,358	29,097,014
Other financial assets		12,433,139	-	-	124,179	-	1,168,763	13,726,081
	₩	115,397,709	40,092,514	51,873,592	83,984,300	127,913,711	73,577,573	492,839,399
Liabilities								
Deposits	₩	192,770,158	40,141,924	37,566,136	63,873,950	13,069,511	483,340	347,905,019
Financial liabilities at FVTPL		424,964	-	-	-	-	-	424,964
Derivative liabilities		4,935,194	25,005	36,447	62,289	269,131	52,538	5,380,604
Borrowings		6,481,498	3,517,531	3,812,202	4,718,181	4,457,620	1,311,701	24,298,733
Debt securities issued		1,044,582	4,466,416	5,983,247	9,078,536	9,230,776	2,999,187	32,802,744
Financial liabilities designated at FVTPL		-	-	2,090	-	54,180	-	56,270
Other financial liabilities		19,015,932	18,617	24,518	114,905	133,792	20,562	19,328,326
	₩	224,672,328	48,169,493	47,424,640	77,847,861	27,215,010	4,867,328	430,196,660

These amounts include both the principal and interest cash flows of financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed of immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

(b) Contractual maturities for off-balance sheet items

Financial guarantees such as guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance accounts as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Guarantee contracts	₩	24,352,978	22,956,154
Loan commitments and other credit related liabilities		114,047,855	106,344,167
	₩	138,400,833	129,300,321

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-4. **Measurement of fair value**

The fair value which the Bank primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the dealer price quotations of financial assets traded in an active market where available, which is the best evidence of fair value.

The fair values of financial instruments being traded in an active market are determined by the published market prices at each period end. The published market prices of financial instruments being held by the Bank are based on Dealer price quotations provided by the trading agencies.

The fair value of financial instruments not traded in active markets, such as OTC (Over-the-Counter market) derivatives, is determined using valuation methods or utilizing independent external valuation agency's valuation results.

The Bank uses diverse valuation techniques under reasonable assumptions which are based on the current market conditions as of the end of the reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forward contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.
(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2023 and 2022, by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2023			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Loans at FVTPL:					
Loans	₩	-	515,564	-	515,564
Securities at FVTPL:					
Debt securities		1,093,154	17,220,418	4,882,785	23,196,357
Equity securities		12,143	-	181,962	194,105
Gold/silver deposits		103,706	-	-	103,706
		1,209,003	17,220,418	5,064,747	23,494,168
Derivative assets:					
Trading		1,096	3,195,648	59	3,196,803
Hedging		-	65,787	-	65,787
		1,096	3,261,435	59	3,262,590
Securities at FVTOCI:					
Debt securities		16,609,416	31,772,374	-	48,381,790
Equity securities		725,796	-	523,134	1,248,930
		17,335,212	31,772,374	523,134	49,630,720
	₩	18,545,311	52,769,791	5,587,940	76,903,042
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	254,832	-	254,832
Financial liabilities at FVTPL:					
Gold/silver deposits		419,342	-	-	419,342
Derivative liabilities:					
Trading		1,037	2,903,827	-	2,904,864
Hedging		-	390,024	224,195	614,219
		1,037	3,293,851	224,195	3,519,083
	₩	420,379	3,548,683	224,195	4,193,257

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2023 and 2022, by the level in the fair value hierarchy into which the fair value measurement is categorized: (continued)

		December 31, 2022			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Loans at FVTPL:					
Loans	₩	-	950,519	-	950,519
Securities at FVTPL:					
Debt securities		244,846	16,318,784	3,820,434	20,384,064
Equity securities		18,645	-	166,706	185,351
Gold/silver deposits		75,969	-	-	75,969
		339,460	16,318,784	3,987,140	20,645,384
Derivative assets:					
Trading		233	4,824,897	1,300	4,826,430
Hedging		-	77,757	-	77,757
		233	4,902,654	1,300	4,904,187
Securities at FVTOCI:					
Debt securities		18,027,749	28,540,416	-	46,568,165
Equity securities		691,227	-	518,903	1,210,130
		18,718,976	28,540,416	518,903	47,778,295
	₩	19,058,669	50,712,373	4,507,343	74,278,385
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	47,327	-	47,327
Financial liabilities at FVTPL:					
Securities sold		2,958	-	-	2,958
Gold/silver deposits		422,006	-	-	422,006
		424,964	-	-	424,964
Derivative liabilities:					
Trading		2	4,922,121	110	4,922,233
Hedging		-	551,246	343,758	895,004
		2	5,473,367	343,868	5,817,237
	₩	424,966	5,520,694	343,868	6,289,528

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ii) There were no transfers between level 1 and level 2 financial instruments measured at fair value for the years ended December 31, 2023 and 2022.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2022 are as follows:

		Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
				December 31, 2023			
Beginning balance	₩	-	3,987,140	518,903	1,300	(343,868)	4,163,475
Total gain or loss:							
Recognized in profit or loss (*1)		-	160,003	-	(96)	119,564	279,471
Recognized in other comprehensive income (loss)		-	-	4,231	-	-	4,231
Purchases/issues		-	1,377,023	-	38	-	1,377,061
Settlements		-	(467,076)	-	(1,183)	109	(468,150)
Transfers into level 3 (*2)		-	32,716	-	-	-	32,716
Transfers from level 3 (*2)		-	(25,059)	-	-	-	(25,059)
Ending balance	₩	-	5,064,747	523,134	59	(224,195)	5,363,745

		Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
				December 31, 2022			
Beginning balance	₩	72,582	3,163,010	453,448	860	(183,597)	3,506,303
Total gain or loss:							
Recognized in profit or loss (*1)		(3,662)	37,504	-	793	(160,439)	(125,804)
Recognized in other comprehensive income (loss)		-	-	(8,897)	-	-	(8,897)
Purchases/issues		-	1,072,545	85,262	-	(298)	1,157,509
Settlements		(68,920)	(332,725)	(10,910)	(428)	466	(412,517)
Transfers into level 3 (*2)		-	68,083	-	-	-	68,083
Transfers from level 3 (*2)		-	(21,277)	-	75	-	(21,202)
Ending balance	₩	-	3,987,140	518,903	1,300	(343,868)	4,163,475

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2023 and 2022, are presented in the separate statements of comprehensive income as follows:

		December 31, 2023		December 31, 2022	
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net gain on financial instruments at FVTPL	₩	159,907	161,327	35,206	26,255
Net other operating expenses		119,564	119,564	(161,010)	(161,010)
	₩	279,471	280,891	(125,804)	(134,755)

(*2) Changes in the availability of observable market data for the financial assets have resulted in transfers between levels. The Bank has recognized changes in levels at the end of the reporting period when events or situations that cause transfers between levels occur.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

① Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2023 and 2022, are as follows:

	December 31, 2023				
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets					
Loans at FVTPL		₩	515,564	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		17,220,418	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets, such as stocks, bonds, etc.
Derivative assets	Trading		3,195,648	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		65,787		
			3,261,435		
Securities at FVTOCI	Debt securities		31,772,374	Discounted cash flow	Discount rate
		₩	52,769,791		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	254,832	Option model	Discount rate, volatility
Derivative liabilities	Trading		2,903,827	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		390,024		
			3,293,851		
		₩	3,548,683		

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

① Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2023 and 2022, are as follows: (continued)

	Type of financial instruments		Book value	Valuation techniques	Inputs
December 31, 2022					
Financial instruments					
Loans at FVTPL		₩	950,519	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		16,318,784	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets, such as stocks, bonds
Derivative assets	Trading		4,824,897	Option model,	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		77,757	Discounted cash flow	
			4,902,654		
Securities at FVTOCI	Debt securities		28,540,416	Discounted cash flow	Discount rate
		₩	50,712,373		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	47,327	Option model	Discount rate, volatility
Derivative liabilities	Trading		4,922,121	Option model,	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		551,246	Discounted cash flow	
			5,473,367		
		₩	5,520,694		

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

② The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2023 and 2022, the valuation technique and significant but not observable input variables used to measure the fair value of financial assets classified as fair value level 3 are as follows:

			December 31, 2023				
	Valuation technique	Type of financial instrument	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial instruments							
Securities at FVTPL	Net asset value method, option model (*1)(*2)	Debt securities	₩ 4,882,785	Volatility of underlying assets, Discount rate	Volatility of underlying assets, Discount rate	21.62%~60.88% 7.43%~15.42%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
	Discounted cash flow, comparable company analysis	Equity securities	181,962	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	26.12% 4.92%~17.19%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			5,064,747				
Derivative assets	Option model (*2)	Equity and foreign exchange related	59	Volatility of underlying assets, Price of underlying assets, Exchange rates	Volatility of underlying assets	23.68%	The higher the volatility, the higher the volatility of fair value
Securities at FVTOCI	Net asset value method, Discounted cash flow, comparable company analysis, option model (*1)	Equity securities	523,134	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	20.60% 9.25%~19.9%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			₩ 5,587,940				

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

② The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2023 and 2022, the valuation technique and significant but not observable input variables used to measure the fair value of financial assets classified as fair value level 3 are as follows (continued):

<table>
<tr><td colspan="7" align="center">December 31, 2023</td></tr>
<tr><td></td><td>Valuation technique</td><td>Type of financial instrument</td><td>Book value</td><td>Input</td><td>Significant unobservable input</td><td>Range of input</td><td>Relationship of unobservable inputs to fair value</td></tr>
<tr><td colspan="8">Financial liabilities</td></tr>
<tr><td>Derivative liabilities</td><td>Option model (*2)</td><td>Interest rates related</td><td>224,195</td><td>Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate</td><td>Volatility of underlying assets, Regression coefficient, Correlation coefficient</td><td>0.61%~1.06% 0.0023%~2.7056% 58.95%~90.34%</td><td>The higher the volatility, the higher the volatility of fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients</td></tr>
<tr><td></td><td></td><td></td><td>₩ 224,195</td><td></td><td></td><td></td><td></td></tr>
</table>

(*1) The Bank uses Binomial Tree and LSMC option model.
(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

② The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2023 and 2022, the valuation technique and significant but not observable input variables used to measure the fair value of financial assets classified as fair value level 3 are as follows (continued):

				December 31, 2022			
	Valuation technique	Type of financial instrument	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial instruments							
Securities at FVTPL							
	Net asset value method, option model (*1)(*2)	Debt securities	₩ 3,820,434	Volatility of underlying assets, Discount rate	Volatility of underlying assets, Discount rate	25.64%~35.54% 7.56%~15.15%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
	Discounted cash flow, comparable company analysis	Equity securities	166,706	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	25.30% 5.59%~15.18%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			3,987,140				
Derivative assets	Option model (*2)	Equity and foreign exchange related	1,300	Volatility of underlying assets, Price of underlying assets, Exchange rate	Volatility of underlying assets	4.89%~31.73%	The higher the volatility, the higher the volatility of fair value
Securities at FVTOCI	Net asset value method, discounted cash flow, comparable company analysis, option model (*1)	Equity securities	518,903	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	28.62% 9.08%~19.14%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			₩ 4,507,343				

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

② The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2023 and 2022, the valuation technique and significant but not observable input variables used to measure the fair value of financial assets classified as fair value level 3 are as follows (continued):

						December 31, 2022	
	Valuation technique	Type of financial instrument	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities							
Derivative liabilities	Option model (*2)	Equity related	₩ 110	Volatility of underlying assets, Price of underlying assets, Exchange rate	Volatility of underlying assets	4.89%~43.22%	The higher the volatility, the higher the volatility of fair value
	Option model (*2)	Interest rates related	343,758	Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets, Regression coefficient, Correlation coefficient	0.64%~1.02% 0.0026%~1.4568% 52.90%~90.34%	The higher the volatility, the higher the volatility of fair value, the effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩ 343,868				

(*1) The Bank uses Binomial Tree and LSMC option model.
(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2023 and 2022, are as follows:

				December 31, 2023		
			Profit (loss) for the period		**Other comprehensive income (loss) for the period**	
Type of financial instruments (*1)			**Favorable change**	**Unfavorable change**	**Favorable change**	**Unfavorable change**
Securities at FVTPL	Debt securities (*2)	₩	1,483	(1,369)	-	-
	Equity securities (*3)		5,035	(3,743)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	14,105	(11,374)
		₩	6,518	(5,112)	14,105	(11,374)
Derivative liabilities (*2)	Interest rates related	₩	10,995	(10,419)	-	-
		₩	10,995	(10,419)	-	-

(*1) ₩5,121,122 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2023 and 2022, are as follows: (continued)

			December 31, 2022			
			Profit (loss) for the period		Other comprehensive income (loss) for the period	
Type of financial instruments(*1)			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Securities at FVTPL	Debt securities (*2)	₩	2,194	(2,088)	-	-
	Equity securities(*3)		6,271	(4,613)	-	-
Derivative assets (*2)	Equity and foreign exchange related		243	(242)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	13,431	(10,682)
		₩	8,708	(6,943)	13,431	(10,682)
Derivative liabilities (*2)	Equity and foreign exchange related	₩	17	(19)	-	-
	Interest rates related		4,960	(6,131)	-	-
		₩	4,977	(6,150)	-	-

(*1) ₩4,052,485 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

SHINHAN BANK
Notes to the Condensed Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. Therefore, the book value for deposits approximates fair value.
Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.
Deposits and borrowings	The book value is used as a fair value for short-term bonds such as demand deposits, cash management account deposits, call money, and the fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.
Debt securities	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and financial liabilities	The book value is used as a fair value for short-term and transitional accounts such as spot exchange, unpaid/uncollected domestic exchange settlements, and the fair value, the present value of the contractual cash flow discounted at the market interest rate taking the residual risk into account, is calculated for the rest of other financial instruments and liabilities.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2022, are as follows:

| | | | December 31, 2023 | | | |
| | | | Book value | | | |
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets						
Cash and due from banks:						
Cash	₩	2,009,999	-	-	2,009,999	2,009,999
Due from banks		20,327,154	-	(4,111)	20,323,043	20,323,042
Loans at amortized cost:						
Household loans		130,060,062	393,973	(369,187)	130,084,848	130,300,800
Corporate loans		180,224,951	87,659	(1,404,651)	178,907,959	180,254,033
Public and other loans		4,247,228	(4,545)	(26,669)	4,216,014	4,253,065
Loans to bank		3,861,881	-	(8,453)	3,853,428	3,858,302
Securities at amortized cost:						
Government bonds		17,500,668	-	(890)	17,499,778	17,428,026
Financial institutions bonds		5,346,035	-	(1,601)	5,344,434	5,383,575
Corporate bonds and others		6,065,999	-	(2,918)	6,063,081	5,975,323
Other financial assets		17,747,753	(42,073)	(313,458)	17,392,222	17,684,652
	₩	387,391,730	435,014	(2,131,938)	385,694,806	387,470,817
Liabilities						
Deposits:						
Demand deposits	₩	141,682,136	-	-	141,682,136	141,682,136
Time deposits		175,815,317	-	-	175,815,317	176,080,482
Negotiable certificates of deposits		9,640,840	-	-	9,640,840	9,685,453
Note discount deposits		7,664,701	-	-	7,664,701	7,664,012
CMA		4,950,392	-	-	4,950,392	4,950,392
Others		15,684	-	-	15,684	15,682
Borrowings:						
Call money		1,331,301	-	-	1,331,301	1,331,301
Bill sold		11,252	-	-	11,252	11,208
Bonds sold under repurchase agreements		3,994,125	-	-	3,994,125	3,994,125
Borrowings		20,362,142	(1,909)	-	20,360,233	20,419,882
Debt securities issued:						
Debt securities issued in Korean won		26,245,245	(27,731)	-	26,217,514	26,157,147
Debt securities issued in foreign currencies		8,341,959	(29,416)	-	8,312,543	8,342,048
Other financial liabilities		33,499,086	(45,246)	-	33,453,840	33,431,569
	₩	433,554,180	(104,302)	-	433,449,878	433,765,437

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2022, are as follows: (continued)

		December 31, 2022				
			Book value			
		Balance	**Unamortized balance**	**Allowance**	**Total**	**Fair value**
Assets						
Cash and due from banks:						
Cash	₩	2,122,289	-	-	2,122,289	2,122,289
Due from banks		14,287,095	-	(6,555)	14,280,540	14,280,540
Loans at amortized cost:						
Household loans		130,915,759	393,127	(366,894)	130,941,992	129,129,004
Corporate loans		174,203,093	110,938	(1,192,745)	173,121,286	172,659,835
Public and other loans		3,680,407	(1,020)	(21,236)	3,658,151	3,655,430
Loans to bank		7,523,964	-	(10,772)	7,513,192	7,498,642
Securities at amortized cost:						
Government bonds		16,636,462	-	(858)	16,635,604	16,119,000
Financial institutions bonds		4,979,608	-	(2,200)	4,977,408	4,939,661
Corporate bonds and others		5,472,219	-	(3,932)	5,468,287	5,135,178
Other financial assets		15,178,432	(39,637)	(265,643)	14,873,152	15,106,169
	₩	374,999,328	463,408	(1,870,835)	373,591,901	370,645,748
Liabilities						
Deposits:						
Demand deposits	₩	146,994,390	-	-	146,994,390	146,994,390
Time deposits		170,915,657	-	-	170,915,657	170,618,812
Negotiable certificates of deposits		13,010,355	-	-	13,010,355	12,838,071
Note discount deposits		6,631,857	-	-	6,631,857	6,631,276
CMA		4,634,010	-	-	4,634,010	4,634,010
Others		16,694	-	-	16,694	16,692
Borrowings:						
Call money		653,509	-	-	653,509	653,509
Bill sold		15,057	-	-	15,057	15,006
Bonds sold under repurchase agreements		84,091	-	-	84,091	84,091
Borrowings		22,919,860	(2,391)	-	22,917,469	22,772,308
Debt securities issued:						
Debt securities issued in Korean won		22,622,315	(12,474)	-	22,609,841	22,289,016
Debt securities issued in foreign currencies		8,354,986	(29,614)	-	8,325,372	8,288,033
Other financial liabilities		21,624,244	(18,465)	-	21,605,779	21,335,373
	₩	418,477,025	(62,944)	-	418,414,081	417,170,587

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2023 and 2022, are as follows:

		December 31, 2023			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,009,999	-	-	2,009,999
Due from banks		-	20,323,042	-	20,323,042
Loans at amortized cost:					
Household loans		-	-	130,300,800	130,300,800
Corporate loans		-	-	180,254,033	180,254,033
Public and other loans		-	-	4,253,065	4,253,065
Loans to bank		-	1,139,824	2,718,478	3,858,302
Securities at amortized cost:					
Government bonds		7,029,533	10,398,493	-	17,428,026
Financial institutions bonds		2,005,877	3,377,698	-	5,383,575
Corporate bonds and others		-	5,975,323	-	5,975,323
Other financial assets		-	14,254,827	3,429,825	17,684,652
	₩	11,045,409	55,469,207	320,956,201	387,470,817
Liabilities					
Deposits:					
Demand deposits	₩	-	141,682,136	-	141,682,136
Time deposits		-	-	176,080,482	176,080,482
Negotiable certificates of deposits		-	-	9,685,453	9,685,453
Note discount deposits		-	-	7,664,012	7,664,012
CMA		-	4,950,392	-	4,950,392
Others		-	-	15,682	15,682
Borrowings:					
Call money		-	1,331,301	-	1,331,301
Bill sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	3,994,125	3,994,125
Borrowings		-	-	20,419,882	20,419,882
Debt securities issued:					
Debt securities issued in Korean won		-	24,796,682	1,360,465	26,157,147
Debt securities issued in foreign currencies		-	8,342,048	-	8,342,048
Other financial liabilities		-	18,473,058	14,958,511	33,431,569
	₩	-	199,575,617	234,189,820	433,765,437

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3.   **Financial risk management (continued)**

3-4.   **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2023 and 2022, are as follows: (continued)

		December 31, 2022			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,122,289	-	-	2,122,289
Due from banks		-	14,280,540	-	14,280,540
Loans at amortized cost:					
Household loans		-	-	129,129,004	129,129,004
Corporate loans		-	-	172,659,835	172,659,835
Public and other loans		-	-	3,655,430	3,655,430
Loans to bank		-	4,440,276	3,058,366	7,498,642
Securities at amortized cost:					
Government bonds		5,620,012	10,498,988	-	16,119,000
Financial institutions bonds		1,898,457	3,041,204	-	4,939,661
Corporate bonds and others		-	5,135,178	-	5,135,178
Other financial assets		-	11,946,279	3,159,890	15,106,169
	₩	9,640,758	49,342,465	311,662,525	370,645,748
Liabilities					
Deposits:					
Demand deposits	₩	-	146,994,390	-	146,994,390
Time deposits		-	-	170,618,812	170,618,812
Negotiable certificates of deposits		-	-	12,838,071	12,838,071
Note discount deposits		-	-	6,631,276	6,631,276
CMA		-	4,634,010	-	4,634,010
Others		-	-	16,692	16,692
Borrowings:					
Call money		-	653,509	-	653,509
Bill sold		-	-	15,006	15,006
Bonds sold under repurchase agreements		-	-	84,091	84,091
Borrowings		-	-	22,772,308	22,772,308
Debt securities issued:					
Debt securities issued in Korean won		-	21,317,454	971,562	22,289,016
Debt securities issued in foreign currencies		-	8,288,033	-	8,288,033
Other financial liabilities		-	8,487,115	12,848,258	21,335,373
	₩	-	190,374,511	226,796,076	417,170,587

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2023 and 2022, are as follows:

Level	Type of financial instrument		Fair value (*)	Valuation technique	Inputs
			December 31, 2023		
Level 2	Securities at amortized cost	₩	19,751,514		Discount rate
Level 3	Loans at amortized cost		317,526,376	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,429,825		Discount rate
		₩	340,707,715		
Level 2	Debt securities issued	₩	33,138,730		Discount rate
Level 3	Deposits (*)		192,553,065		Discount rate
	Borrowings (*)		14,386,841		Discount rate
	Debt securities issued		1,360,465	Discounted cash flow	Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		14,958,511		Discount rate
		₩	256,397,612		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2023 and 2022, are as follows: (continued)

Level	Type of financial instrument		Fair value (*)	Valuation technique	Inputs
			December 31, 2022		
Level 2	Securities at amortized cost	₩	18,675,370		Discount rate
Level 3	Loans at amortized cost		308,502,635	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,159,890		Discount rate
		₩	330,337,895		
Level 2	Debt securities issued		29,605,487		Discount rate
Level 3	Deposits (*)		189,479,076		Discount rate
	Borrowings (*)		14,950,136		Discount rate
	Debt securities issued		971,562	Discounted cash flow	Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		12,848,258		Discount rate
		₩	247,854,519		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

(c) Deferred transaction date gain or loss

The changes in transaction date (Day 1) gain and loss that occurred at the initial recognition of financial instruments measured at fair value for the years ended December 31, 2023 and 2022 are as follows:

		Beginning balance	New transaction	Profit and loss recognition	Ending balance
		December 31, 2023			
Equity options	₩	160	-	(112)	48

		Beginning balance	New transaction	Profit and loss recognition	Ending balance
		December 31, 2022			
Loans at FVTPL	₩	(330)	-	330	-
Equity options		92	261	(193)	160
	₩	(238)	261	137	160

SHINHAN BANK

Notes to the Separate Financial Statements (Continued)

For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2023 and 2022, are as follows:

		December 31, 2023				
		Financial instruments at FVTPL	Financial instruments at FVTOCI	Financial instruments designated at FVTOCI	Financial instruments at amortized cost	Derivatives held for hedging	Total
Assets							
Due from banks	₩	-	-	-	20,323,042	-	20,323,042
Securities at FVTPL		23,494,168	-	-	-	-	23,494,168
Derivative assets		3,196,803	-	-	-	65,787	3,262,590
Loans at FVTPL		515,564	-	-	-	-	515,564
Loans at amortized cost		-	-	-	317,062,249	-	317,062,249
Securities at FVTOCI		-	48,381,789	1,248,931	-	-	49,630,720
Securities at amortized cost		-	-	-	28,907,293	-	28,907,293
Other financial assets		-	-	-	17,392,222	-	17,392,222
	₩	27,206,535	48,381,789	1,248,931	383,684,806	65,787	460,587,848

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities						
Deposits	₩	-	-	339,769,070	-	339,769,070
Financial liabilities at FVTPL		419,342	-	-	-	419,342
Financial liabilities designated at FVTPL		-	254,832	-	-	254,832
Derivative liabilities		2,904,865	-	-	614,218	3,519,083
Borrowings		-	-	25,696,911	-	25,696,911
Debt securities issued		-	-	34,530,057	-	34,530,057
Other financial liabilities		-	-	33,453,840	-	33,453,840
	₩	3,324,207	254,832	433,449,878	614,218	437,643,135

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2023 and 2022, are as follows: (continued)

		December 31, 2022				
		Financial instruments at FVTPL	Financial instruments at FVTOCI	Financial instruments designated at FVTOCI	Financial instruments at amortized cost	Derivatives held for hedging	Total
Assets							
Due from banks	₩	-	-	-	14,280,540	-	14,280,540
Securities at FVTPL		20,645,384	-	-	-	-	20,645,384
Derivative assets		4,826,430	-	-	-	77,757	4,904,187
Loans at FVTPL		950,519	-	-	-	-	950,519
Loans at amortized cost		-	-	-	315,234,621	-	315,234,621
Securities at FVTOCI		-	46,568,165	1,210,130	-	-	47,778,295
Securities at amortized cost		-	-	-	27,081,299	-	27,081,299
Other financial assets		-	-	-	14,873,152	-	14,873,152
	₩	26,422,333	46,568,165	1,210,130	371,469,612	77,757	445,747,997

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities						
Deposits	₩	-	-	342,202,963	-	342,202,963
Financial liabilities at FVTPL		424,964	-	-	-	424,964
Financial liabilities designated at FVTPL		-	47,327	-	-	47,327
Derivative liabilities		4,922,232	-	-	895,005	5,817,237
Borrowings		-	-	23,670,126	-	23,670,126
Debt securities issued		-	-	30,935,213	-	30,935,213
Other financial liabilities		-	-	21,605,779	-	21,605,779
	₩	5,347,196	47,327	418,414,081	895,005	424,703,609

There are no financial instruments that are reclassified between categories of financial instruments as of December 31, 2023 and 2022.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(e) Financial income and costs by category for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023					
		Interest income (expense)	Fees and commission income (expense)	Reversal of (Provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	₩	172,424	-	2,561	-	174,985	-
Securities at FVTPL		583,967	12,731	-	627,348	1,224,046	-
Securities at FVTOCI		1,258,312	17,090	3,476	76,058	1,354,936	1,102,268
Securities at amortized cost		813,886	-	1,669	(107)	815,448	-
Loans at FVTPL		29,249	-	-	45,444	74,693	-
Loans at amortized cost		15,621,318	74,577	(692,657)	18,367	15,021,605	-
Other financial assets		94,661	112,106	(15,854)	4,212	195,125	-
Financial liabilities at FVTPL		-	(45)	-	(56,772)	(56,817)	-
Financial liabilities designated at FVTPL		(9,804)	-	-	2,495	(7,309)	-
Financial liabilities at amortized cost		(11,183,367)	(589)	-	(281,813)	(11,465,769)	(9,171)
Net derivatives held for hedging		-	-	-	282,821	282,821	-
Allowance for off-balance sheet items		-	-	(29,107)	-	(29,107)	-
	₩	7,380,646	215,870	(729,912)	718,053	7,584,657	1,093,097

		December 31, 2022					
		Interest income (expense)	Fees and commission income (expense)	Reversal of (Provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	₩	74,520	-	679	-	75,199	-
Securities at FVTPL		375,725	14,000	-	185,856	575,581	-
Securities at FVTOCI		789,659	10,154	3,095	(59,221)	743,687	(1,076,194)
Securities at amortized cost		528,522	-	(1,449)	(60)	527,013	-
Loans at FVTPL		13,497	-	-	8,569	22,066	-
Loans at amortized cost		10,906,269	51,479	(532,333)	8,664	10,434,079	-
Other financial assets		55,789	143,778	(2,821)	2,203	198,949	-
Financial liabilities at FVTPL		-	(225)	-	(33,846)	(34,071)	-
Financial liabilities designated at FVTPL		(1,296)	-	-	2,673	1,377	-
Financial liabilities at amortized cost		(5,504,539)	(63)	-	775,708	(4,728,894)	(30,716)
Net derivatives held for hedging		-	-	-	(733,160)	(733,160)	-
Allowance for off-balance sheet items		-	-	(12,047)	-	(12,047)	-
	₩	7,238,146	219,123	(544,876)	157,386	7,069,779	(1,106,910)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-5. **Capital risk management**

In response to the increased risk of financial institutions following financial deregulation in the 1980s, capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations are developed to reflect additional risks as well. For the purpose of improving risk management and increasing capital adequacy of banks, Basel Committee on Bank Supervision (BCBS) prepared and announced new Basel Capital Accord (Basel III), and capital adequacy standards based on Basel III is implemented by Regulation on Supervision of Banking Business beginning on December 1, 2013. Under these regulations, all domestic banks including the Bank are required to maintain a certain ratio or higher of the common stock capital ratio, basic capital ratio, and total equity capital ratio step by step from the effective date and report whether the Bank meet the capital adequacy ratio to the Financial Supervisory Service according to banking-related legislation.

Under *the Banking Act*, the capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)
   i) Common equity Tier 1 capital: Common equity Tier 1 capital that can be compensated firstly and lastly at the time of bank liquidation and is not repaid except at the time of liquidation, including common stock, capital surplus, other comprehensive income, other capital surplus, capital adjustment, and part of the non-controlling interests of the Bank's subsidiaries.
   ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

The Bank includes capital securities that meet the recognition requirements to compensate for the Bank's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Bank calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Bank. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Bank manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-5. **Capital risk management (continued)**

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2023 and 2022 are as follows:

Category		December 31, 2023	December 31, 2022
Capital:			
Common equity Tier 1 capital	₩	29,029,531	26,729,156
Additional Tier 1 capital		1,988,535	1,788,975
Tier 1 capital		31,018,066	28,518,131
Tier 2 capital		4,882,409	5,241,681
	₩	35,900,475	33,759,812
Risk-weighted assets (*)			
Credit risk-weighted assets	₩	170,786,341	165,459,759
Market risk-weighted assets		11,810,088	12,959,292
Operating risk-weighted assets		15,988,517	11,560,955
	₩	198,584,946	189,980,006
Capital adequacy ratio:			
Common equity Tier 1 capital ratio		14.62%	14.07%
Tier 1 capital ratio		15.62%	15.01%
Tier 2 capital ratio		2.46%	2.76%
Total capital ratio		18.08%	17.77%

(*) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Bank are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed from 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation buffer (2.5%p) and Domestic Systematically Important Banks (D-SIB) buffer (1.0%p) and countercyclical capital buffer (2.5%p) to the existing lowest common equity capital ratio, the capital conservation buffer and D-SIB buffer will be raised by 2.5%p and 1.0%p each year by applying the transitional criteria from 2019, and countercyclical capital buffer can be charged up to 2.5%p during credit expansion period. As of December 31, 2023, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation buffer (2.5%p), D-SIB buffer (1.0%p), and countercyclical capital buffer (0%p).

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-6. Transaction as a transfer of financial instrument

(a) Transferred financial instruments that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Transferred assets:			
Securities at FVTOCI	₩	758,429	-
Securities at amortized cost		3,622,838	204,300
	₩	4,381,267	204,300
Associated liabilities:			
Bonds sold under repurchase agreements	₩	3,994,125	84,091

ii) When the Bank's securities are transferred, the Bank transfers the ownership of the securities, but upon the termination, the Bank will have to return the securities. As a result, securities loaned as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Lender
Securities at FVTOCI:				
Government bonds	₩	3,689,953	2,830,091	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		60,693	267,702	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:				
Government bonds		1,570,134	898,347	Korea Securities Finance Corp., Korea Securities Depository NH Investment & Securities Co., Ltd.
Financial institutions bonds		289,987	89,665	Korea Securities Finance Corp., Korea Securities Depository
	₩	5,610,767	4,085,805	

(b) Financial instruments that are qualified for derecognition but under continuing involvement.

There is no financial instrument that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2023 and 2022.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2023 and 2022 are as follows:

		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received	
December 31, 2023							
Financial assets							
Derivative assets (*1)	₩	3,238,888	-	3,238,888			
Other financial assets (*1)		10,177,799	-	10,177,799	11,825,025	26,461	1,565,201
Bonds sold under repurchase agreements related collateral of securities (*2)		4,303,641	-	4,303,641	3,951,190	-	352,451
Bonds purchased under resale agreement (Loans) (*2)		2,261,833	-	2,261,833	2,261,833	-	-
Securities lent (*2)		5,517,009	-	5,517,009	5,517,009	-	-
Domestic exchange settlements receivables (*3)		47,413,117	42,479,436	4,933,681	-	-	4,933,681
Receivable from disposal of securities, etc. (*4)		24,811	2,210	22,601	-	-	22,601
	₩	72,937,098	42,481,646	30,455,452	23,555,057	26,461	6,873,934
Financial liabilities							
Derivative liabilities (*1)	₩	3,485,240	-	3,485,240			
Other financial liabilities (*1)		8,987,816	-	8,987,816	11,623,905	-	849,151
Bonds sold under repurchase agreements (Borrowings) (*2)		3,994,125	-	3,994,125	3,951,190	-	42,935
Securities sold		-	-	-	-	-	-
Domestic exchange settlement payables (*3)		51,633,147	42,479,436	9,153,711	9,153,711	-	-
Payable from purchase of securities, etc. (*4)		2,728	2,210	518	518	-	-
	₩	68,103,056	42,481,646	25,621,410	24,729,324	-	892,086

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2023 and 2022 are as follows: (continued)

		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received	
December 31, 2022							
Financial assets							
Derivative assets (*1)	₩	4,890,356	-	4,890,356	10,043,722	74,895	1,789,565
Other financial assets (*1)		7,017,826	-	7,017,826			
Bonds sold under repurchase agreements related collateral of securities (*2)		204,300	-	204,300	77,938	-	126,362
Bonds purchased under resale agreement (Loans) (*2)		3,023,909	-	3,023,909	3,023,909	-	-
Securities lent (*2)		4,085,806	-	4,085,806	4,085,806	-	-
Domestic exchange settlements receivables (*3)		44,745,207	39,051,457	5,693,750	-	-	5,693,750
Receivable from disposal of securities, etc. (*4)		18,901	3,245	15,656	-	-	15,656
	₩	63,986,305	39,054,702	24,931,603	17,231,375	74,895	7,625,333
Financial liabilities							
Derivative liabilities (*1)	₩	5,694,565	-	5,694,565	9,825,349	-	1,679,179
Other financial liabilities (*1)		5,809,963	-	5,809,963			
Bonds sold under repurchase agreements (Borrowings) (*2)		84,091	-	84,091	77,938	-	6,153
Securities sold		2,958	-	2,958	2,958	-	-
Domestic exchange settlement payables (*3)		41,284,827	39,051,457	2,233,370	2,233,370	-	-
Payable from purchase of securities, etc. (*4)		4,235	3,245	990	990	-	-
	₩	52,880,639	39,054,702	13,825,937	12,140,605	-	1,685,332

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

4. **Significant estimates and judgments**

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. Management's estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.   The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.   However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVTOCI and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. Assumptions used to determine the net cost (income) of pensions include discount rates, and changes in these assumptions will affect the recognized amount of defined benefit obligations.The Bank determines appropriate discount rates on a semi-annual basis. These rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to arise when settling defined benefit obligations. The Bank considers interest rates on high-quality corporate bonds with maturities similar to those of the related pension liabilities, expressed in the currency in which the pensions are paid, to determine suitable discount rates. Other key assumptions related to defined benefit obligations are based on certain current market conditions.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

5. **Cash and due from banks**

(a) Cash and due from banks as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Cash	₩	2,009,999	2,122,289
Deposits in Korean won:			
Reserve deposits		10,732,094	8,477,472
Others		1,924	50,715
		10,734,018	8,528,187
Deposits in foreign currencies:			
Deposits		8,744,971	4,997,926
Time deposits		314,151	318,891
Others		534,013	442,091
		9,593,135	5,758,908
Allowance for impairment		(4,110)	(6,555)
	₩	22,333,042	16,402,829

(b) Restricted due from banks as of December 31, 2023 and 2022, are as follows:

Classification		December 31, 2023	December 31, 2022	The laws of evidence, etc.
Deposits in Korean won:				
Reserve deposits	₩	10,732,094	8,477,472	Article 55 of the Bank of Korea Act
Other		627	547	Article 387 of Capital Market Act of Korea Act, etc.
		10,732,721	8,478,019	
Deposits in foreign currencies:				
Deposits		5,655,003	1,240,981	Article 55 of the Bank of Korea Act, etc.
Time deposits		51,576	57,029	New York State Banking Law
Others		17,183	43,754	Derivative contracts
		5,723,762	1,341,764	
	₩	16,456,483	9,819,783	

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

6. <u>**Securities at fair value through profit or loss**</u>

Securities at FVTPL as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Debt securities:			
Government bonds	₩	301,280	170,485
Financial institution bonds		3,157,785	2,224,195
Corporate bonds		843,100	1,289,716
Bills bought		7,386,455	6,065,944
CMA		4,896,472	4,165,612
Beneficiary Certificates		4,470,152	4,799,667
Others		2,141,113	1,668,445
		23,196,357	20,384,064
Equity securities:			
Stocks		194,105	185,351
Gold/Silver deposits		103,706	75,969
	₩	23,494,168	20,645,384

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. **Derivatives**

(a) The notional amounts of derivatives as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Foreign currency related			
Over the counter:			
Currency forwards	₩	118,501,431	113,339,828
Currency swaps		43,141,907	40,489,614
Currency options		1,244,696	1,327,752
Exchange traded:			
Currency futures		38,682	38,019
		162,926,716	155,195,213
Interest rates related			
Over the counter:			
Interest rate forwards		205,451	-
Interest rate swaps		32,049,963	32,258,308
Interest rate options		470,000	175,847
Exchange traded:			
Interest rate futures		654,794	159,744
Interest rate swaps (*)		44,929,609	38,396,230
		78,309,817	70,990,129
Equity related			
Over the counter:			
Equity options		207,508	217,834
Exchange traded:			
Equity futures		15,789	25,132
Equity options		2,494	-
		225,791	242,966
Commodity related			
Over the counter:			
Commodity swap and forwards		160,445	241,494
		160,445	241,494
Hedge			
Fair value hedge:			
Interest rate swaps		10,112,789	13,530,243
	₩	251,735,558	240,200,045

(*) The notional amount of derivatives which is settled in the 'Central Counter Party ("CCP")' system.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. Derivatives (continued)

(b) Fair values of derivatives as of December 31, 2023 and 2022, are as follows:

		December 31, 2023		December 31, 2022	
		Assets	**Liabilities**	**Assets**	**Liabilities**
Foreign currency related					
Over the counter:					
Currency forwards	₩	1,364,895	1,193,089	2,667,834	2,442,351
Currency swaps		1,408,782	1,232,622	1,592,059	1,831,980
Currency options		12,621	13,065	14,776	13,603
		2,786,298	2,438,776	4,274,669	4,287,934
Interest rates related					
Over the counter:					
Interest rate forwards		-	15,907	-	-
Interest rate swaps		406,374	430,503	536,301	633,013
Interest rate options		-	17,005	3,203	-
Exchange traded:					
Interest rate futures		1,097	982	-	-
		407,471	464,397	539,504	633,013
Equity related					
Over the counter:					
Equity options		30	1,636	1,258	1,279
Exchange traded:					
Equity futures		-	54	233	2
Equity options		-	2	-	-
		30	1,692	1,491	1,281
Commodity related					
Over the counter:					
Commodity swap and forwards		3,004	-	10,766	4
Hedge					
Fair value hedge:					
Interest rate swaps		65,787	614,218	77,757	895,005
	₩	3,262,590	3,519,083	4,904,187	5,817,237

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. **Derivatives (continued)**

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022	
		Gain	Loss	Gain	Loss
Foreign currency related					
Over the counter:					
Currency forwards	₩	1,092,988	1,049,017	2,408,904	2,395,009
Currency swaps		518,560	383,022	1,209,877	1,403,673
Currency options		7,435	6,043	12,138	7,890
		1,618,983	1,438,082	3,630,919	3,806,572
Interest rates related					
Over the counter:					
Interest rate forwards		-	15,907	-	-
Interest rate swaps		306,357	166,006	549,643	583,086
Interest rate options		1,927	4,994	1,898	36
Exchange traded:					
Interest rate futures		1,097	983	-	-
		309,381	187,890	551,541	583,122
Equity related					
Over the counter:					
Equity options		2,141	162	4,416	271
Exchange traded:					
Equity futures		-	54	233	2
Equity options		7	-	-	-
		2,148	216	4,649	273
Commodity related					
Over the counter:					
Commodity swap and forwards		3,004	-	10,766	4
		3,004	-	10,766	4
Hedge					
Fair value hedge:					
Interest rate swaps		268,960	22,365	67,614	807,803
	₩	2,202,476	1,648,553	4,265,489	5,197,774

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. **Derivatives (continued)**

(d) Hedge accounting

i) Purpose and strategy of hedge accounting

The Bank trades derivative financial instruments to hedge the interest rate risk and foreign exchange risk arising from the bank's assets and liabilities. The Bank applies fair value risk hedge accounting using interest rate swaps to avoid the risk of changes in fair value due to changes in market interest rates on structured bonds in won, foreign currency issued financial bonds, structured deposits in won and foreign currency investment bonds. In addition, to avoid the risk of foreign currency exchange rate fluctuations at foreign operations, the Bank applies net investment risk hedge accounting for foreign operations that utilize currency forwards and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2023 and 2022, are as follows:

		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
		December 31, 2023						
Fair value hedges								
Interest rate swaps	₩	2,555,318	141,038	1,366,764	572,494	1,739,426	3,737,749	10,112,789
Average price conditions (*1)		0.48%	0.82%	1.04%	0.93%	1.11%	0.64%	0.75%
Average hedge ratio		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Hedge of net investments in foreign operations (*2)								
Debt securities issued in foreign currencies	₩	-	35,203	167,622	-	316,851	-	519,676
Average hedge ratio		-	100%	100%	-	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,299.99 and AUD/KRW 877.18.

		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
		December 31, 2022						
Fair value hedges								
Interest rate swaps	₩	4,553,650	2,540,240	143,969	1,337,001	586,760	4,368,623	13,530,243
Average price conditions (*1)		0.42%	0.48%	0.73%	0.84%	0.71%	0.60%	0.55%
Average hedge ratio		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Hedge of net investments in foreign operations (*2)								
Debt securities issued in foreign currencies	₩	311,420	-	34,336	164,749	-	-	510,505
Average hedge ratio		100%	-	100%	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,217.32 and AUD/KRW 877.18.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. **Derivatives (continued)**

(e) Impact of hedge accounting on the separate financial statements

i) Impact on hedging instruments in the separate statements of financial position as of December 31, 2023 and 2022, and separate statements of comprehensive income and separate statements of changes in equity for the years then ended are as follows:

			December 31, 2023				
			Separate statement of financial position				Separate statement of comprehensive income (loss)	
Fair value hedges			Notional amounts	Derivative assets	Derivative liabilities	Debt securities issued	Other comprehensive income (loss) for the period	Changes in Fair value for the period
Interest rate risk	Interest rate swaps	₩	10,112,789	65,787	614,218	-	-	246,595
Hedge of net investments in foreign operations:								
Foreign exchange risk	Debt securities issued in foreign currencies		519,676	-	-	517,810	(9,171)	(9,171)
		₩	10,632,465	65,787	614,218	517,810	(9,171)	237,424

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. **Derivatives (continued)**

(e) Impact of hedge accounting on the separate financial statements (continued)

i) Impact on hedging instruments in the separate statements of financial position as of December 31, 2023 and 2022, and separate statements of comprehensive income and separate statements of changes in equity for the years then ended and for the year then ended are as follows (continued):

			December 31, 2022					
				Separate statement of financial position			Separate statement of comprehensive income (loss)	
Fair value hedges			Notional amounts	Derivative assets	Derivative liabilities	Debt securities issued	Other comprehensive income (loss) for the period	Changes in Fair value for the period
Interest rate risk	Interest rate swaps	₩ 13,530,243		77,757	895,005	-	-	(740,189)
Hedge of net investments in foreign operations:								
Foreign exchange risk	Debt securities issued in foreign currencies	510,505		-	-	508,661	(30,716)	(30,716)
		₩ 14,040,748		77,757	895,005	508,661	(30,716)	(770,905)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

ii) Impact on hedged items in the separate statements of financial position as of December 31, 2023 and 2022, and separate statement of comprehensive income and separate statements of changes in equity For the year ended December 31,2023 and 2022 are as follows:

			December 31, 2023						
			Separate statement of financial position			Separate statement of comprehensive income			
	Hedging instruments		Securities at FVTOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Fair value hedges adjusted accumulated amount	Changes in fair value for the year	Reserve of exchange differences on translation
Fair value hedges:									
Interest rate risk	Debt securities issued	₩	-	-	8,407,471	-	(466,233)	(178,901)	-
	Investment bonds		685,340	-	-	-	41,643	12,381	-
	Time deposits		-	816,919	-	-	(113,081)	(74,446)	-
			685,340	816,919	8,407,471	-	(537,671)	(240,966)	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations		-	-	-	9,171	-	9,171	56,797
		₩	685,340	816,919	8,407,471	9,171	(537,671)	(231,795)	56,797

			December 31, 2022						
			Separate statement of financial position			Separate statement of comprehensive income			
	Hedging instruments		Securities at FVTOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Fair value hedges Adjusted accumulated amount	Changes in fair value for the year	Reserve of exchange differences on translation
Fair value hedges:									
Interest rate risk	Debt securities issued	₩	-	-	12,169,122	-	(673,601)	679,835	-
	Investment bonds		505,668	-	-	-	69,687	(65,158)	-
	Time deposits		-	542,473	-	-	(187,527)	93,762	-
			505,668	542,473	12,169,122	-	(791,441)	708,439	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations		-	-	-	30,716	-	30,716	47,627
		₩	505,668	542,473	12,169,122	30,716	(791,441)	739,155	47,627

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. **Derivatives (continued)**

(e) Impact of hedge accounting on the separate financial statements (continued)

iii) The amounts recognized as gains or losses due to an ineffective portion of hedge for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		
		Gains on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges:				
Interest rate swaps	₩	(240,966)	246,595	5,629
Hedge of net investments in foreign operations:				
Foreign exchange risk		9,171	(9,171)	-
	₩	(231,795)	237,424	5,629

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

		December 31, 2022		
		Gains on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges:				
Interest rate swaps	₩	708,439	(740,189)	(31,750)
Hedge of net investments in foreign operations:				
Foreign exchange risk		30,716	(30,716)	-
	₩	739,155	(770,905)	(31,750)

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2023 and 2022, are as follows:

	December 31, 2023	December 31, 2022
Deposits, securities, and etc.	904,229	1,486,480

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. **Derivatives (continued)**

(g) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exception to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item and the hedging instrument do not change due to the effect of the interest rate index reform.

KRW CD interest rates will be replaced by Korea Overnight Financing Repo Rates (KOFR). The Bank has assumed that in this hedging relationship, the spread which has changed based on Korea Overnight Financing Repo Rates would be similar to the spreads of interest rate swap used as the hedging instrument. Besides this, the Bank did not make any assumption on further changes of conditions.

8. **Loans**

(a) Details of loans as of December 31, 2023 and 2022, are as follows:

		December 31, 2023		December 31, 2022	
		Loans at amortized cost	Loans at FVTPL	Loans at amortized cost	Loans at FVTPL
Household loans	₩	130,060,062	-	130,915,759	-
Corporate loans		180,224,951	307,567	174,203,093	841,420
Public and other loans		4,247,228	207,997	3,680,407	109,099
Loans to banks		3,861,881	-	7,523,964	-
		318,394,122	515,564	316,323,223	950,519
Deferred loan origination costs and fees		477,087	-	503,045	-
		318,871,209	515,564	316,826,268	950,519
Less: Allowance for impairment		(1,808,960)	-	(1,591,647)	-
	₩	317,062,249	515,564	315,234,621	950,519

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

8. **Loans (continued)**

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023														
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others						
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩	6,322	233	-	122,088	114,518	130,288	345,287	640,550	206,908	16,098	9,216	6,694	261,157	3,769	717	1,863,845
Transfer to 12 month expected credit losses		-	-	-	20,751	(20,433)	(318)	65,107	(65,032)	(75)	213	(213)	-	224	(224)	-	-
Transfer to lifetime expected credit losses		-	-	-	(19,487)	35,121	(15,634)	(47,067)	51,359	(4,292)	(305)	305	-	(230)	231	(1)	-
Transfer to credit-impaired financial assets		-	-	-	(2,327)	(15,649)	17,976	(1,809)	(17,743)	19,552	(7)	(25)	32	(21)	(182)	203	-
Provision for (reversal) of allowance (*1)		(2,450)	(112)	-	(13,852)	40,338	186,274	186,246	35,344	253,696	1,114	1,095	2,403	2,779	737	12,338	705,950
Write-offs		-	-	-	-	-	(273,952)	-	-	(237,130)	-	-	(2,127)	-	-	(445)	(513,654)
Effect of discounting		-	-	-	-	-	(11,425)	-	-	(19,897)	-	-	-	-	-	-	(31,322)
Disposal of loans		-	-	-	-	(177)	(1,885)	-	(240)	(52,857)	-	(9)	(115)	-	-	(178)	(55,461)
Recoveries		-	-	-	-	-	76,951	-	-	41,245	-	-	452	-	-	152	118,800
Others (*2)		115	2	-	33	(11)	-	1,267	3,931	300	301	-	-	32,430	-	-	38,368
Ending balance	₩	3,987	123	-	107,206	153,707	108,275	549,031	648,169	207,450	17,414	10,369	7,339	296,339	4,331	12,786	2,126,526

(*1) In order to respond to the end of the financial support program for COVID-19 and internal and external economic uncertainties, provision for allowance additionally accumulated during the current year is included.
The Bank has set aside an additional provision of ₩233,898 million (including provisions for debt securities, provisions for off-balance accounts, etc.) through expected credit loss measurement methodology including expected PD and LGD, etc and an additional provision of ₩132,874 million by reflecting additional expected losses on loans in deferral of interest payments and installment repayments for the year ended December 31, 2023.

(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets the years ended December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022															
					Loans at amortized cost												
		Due from banks			Household			Corporate			Others			Other assets			Total
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩	6,685	115	-	71,708	61,685	110,679	327,122	526,942	212,047	11,648	9,269	5,494	155,230	2,231	1,265	1,502,120
Transfer to 12 month expected credit losses		-	-	-	14,355	(14,021)	(334)	54,377	(52,736)	(1,641)	403	(403)	-	144	(144)	-	-
Transfer to lifetime expected credit losses		-	-	-	(7,212)	23,535	(16,323)	(32,743)	34,327	(1,584)	(122)	122	-	(87)	87	-	-
Transfer to credit-impaired financial assets		-	-	-	(1,555)	(6,128)	7,683	(1,193)	(12,225)	13,418	(1)	(5)	6	(10)	(139)	149	-
Provision for (reversal of) allowance (*1)		(795)	116	-	44,970	49,488	141,604	(5,178)	139,357	155,646	3,829	232	2,387	481	1,734	606	534,477
Write-offs		-	-	-	-	-	(185,116)	-	-	(187,416)	-	-	(1,121)	-	-	(1,364)	(375,017)
Effect of discounting		-	-	-	-	-	(5,568)	-	-	(11,169)	-	-	-	-	-	-	(16,737)
Disposal of loans		-	-	-	-	(28)	(832)	-	(5)	(10,676)	-	-	(217)	-	-	(61)	(11,819)
Recoveries		-	-	-	-	-	78,506	-	-	38,336	-	-	145	-	-	122	117,109
Others (*2)		432	2	-	(178)	(13)	(11)	2,902	4,890	(53)	341	1	-	105,399	-	-	113,712
Ending balance	₩	6,322	233	-	122,088	114,518	130,288	345,287	640,550	206,908	16,098	9,216	6,694	261,157	3,769	717	1,863,845

(*1) Additional provision for credit loan allowance is recognized for the year ended December 31, 2023, to cope with prolonged COVID-19 and Internal and external economic uncertainty. As of December 31, 2023, the Bank has set aside an additional provision of ₩ 152,889 million (including provisions for debt securities, provisions for off-balance accounts, etc.) through the re-estimation of the forecast default rate that reflected the updated forward-looking information considering worst scenario for the year ended December 31, 2023, and an additional provision of ₩112,467 million through the additional selection and adjustment of cash flows for loans subject to individual assessment, and an additional provision of ₩ 133,638 million was set aside by reflecting additional expected losses on loans in moratorium of interest payments and moratorium of repayment including mature-extended loans and estimated loss loans and mature-extended loans.

(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

8. **Loans (continued)**

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized costs and other assets the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023															
					Loans at amortized cost												
		Due from banks			Household			Corporate			Others			Other assets			
			Lifetime expected credit losses			Lifetime expected credit losses			Lifetime expected credit losses			Lifetime expected credit losses			Lifetime expected credit losses		Total
		12-month expected credit losses	Not impaired	Impaired	12-month expected credit losses	Not impaired	Impaired	12-month expected credit losses	Not impaired	Impaired	12-month expected credit losses	Not impaired	Impaired	12-month expected credit losses	Not impaired	Impaired	
Beginning balance	₩	14,281,023	6,072	-	123,046,726	7,920,090	342,070	148,481,744	25,269,783	562,504	10,523,583	665,678	14,090	15,043,733	93,896	1,166	346,252,158
Transfer to 12 month expected credit losses		-	-	-	3,108,948	(3,102,929)	(6,019)	5,246,721	(5,245,628)	(1,093)	51,588	(51,588)	-	20,458	(20,458)	-	-
Transfer to lifetime expected credit losses		(2)	2	-	(5,029,971)	5,061,643	(31,672)	(12,254,295)	12,268,520	(14,225)	(154,268)	154,268	-	(43,557)	43,560	(3)	-
Transfer to credit-impaired financial assets		-	-	-	(136,550)	(183,015)	319,565	(291,462)	(326,391)	617,853	(476)	(6,139)	6,615	(1,339)	(2,075)	3,414	-
Origination, recoveries, and others(*)		6,044,678	(4,620)	-	302,414	(946,076)	143,020	6,368,937	85,951	248,498	(3,167,289)	65,262	8,017	2,533,118	22,107	13,926	11,717,943
Write-offs		-	-	-	-	-	(273,952)	-	-	(237,130)	-	-	(2,127)	-	-	(445)	(513,654)
Disposal of loans		-	-	-	-	(1,477)	(78,781)	-	(7,325)	(460,351)	-	(500)	(2,150)	-	(5)	(1,818)	(552,407)
Ending balance	₩	20,325,699	1,454	-	121,291,567	8,748,236	414,231	147,551,645	32,044,910	716,056	7,253,138	826,981	24,445	17,552,413	137,025	16,240	356,904,040

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

Notes to the Separate Financial Statements (Continued)

For the years ended December 31, 2023 and 2022
(In millions of Korean won)

8. **Loans (continued)**

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized costs and other assets the years ended December 31, 2023 and 2022 are as follows: (continued)

	December 31, 2022															
	Due from banks			Loans at amortized cost									Other assets			Total
				Household			Corporate			Others						
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 13,479,781	926	-	128,084,633	7,879,251	302,464	134,147,344	22,783,357	554,084	6,454,681	672,811	17,752	16,172,541	51,275	2,053	330,602,953
Transfer to 12 month expected credit losses	-	-	-	3,323,494	(3,316,473)	(7,021)	6,173,537	(6,166,691)	(6,846)	55,767	(55,767)	-	13,902	(13,901)	(1)	-
Transfer to lifetime expected credit losses	-	-	-	(4,089,781)	4,122,985	(33,204)	(9,033,069)	9,042,177	(9,108)	(52,028)	52,030	(2)	(18,909)	18,912	(3)	-
Transfer to credit- impaired financial assets	-	-	-	(116,472)	(134,895)	251,367	(162,626)	(280,044)	442,670	(18)	(12)	30	(547)	(1,723)	2,270	-
Origination, recoveries, and others(*)	801,242	5,146	-	(4,155,148)	(629,627)	54,804	17,356,558	(107,683)	(113,941)	4,065,181	(3,384)	179	(1,123,254)	39,333	(920)	16,188,486
Write-offs	-	-	-	-	-	(185,116)	-	-	(187,416)	-	-	(1,121)	-	-	(1,364)	(375,017)
Disposal of loans	-	-	-	-	(1,151)	(41,224)	-	(1,333)	(116,939)	-	-	(2,748)	-	-	(869)	(164,264)
Ending balance	₩ 14,281,023	6,072	-	123,046,726	7,920,090	342,070	148,481,744	25,269,783	562,504	10,523,583	665,678	14,090	15,043,733	93,896	1,166	346,252,158

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(c) Changes in deferred loan origination costs for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Beginning balance	₩ 503,045	545,845
Loan origination	234,860	215,314
Amortization	(260,818)	(258,114)
Ending balance	₩ 477,087	503,045

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

9. **Securities at fair value through other comprehensive income and securities at amortized cost**

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Securities at FVTOCI:			
Debt securities:			
Government bonds	₩	21,518,081	19,910,331
Financial institutions bonds		17,795,347	16,739,963
Corporate bonds		9,068,362	9,868,516
Others		-	49,355
		48,381,790	46,568,165
Equity securities:			
Stocks		1,219,659	1,171,335
Others		29,271	38,795
		1,248,930	1,210,130
	₩	49,630,720	47,778,295
Securities at amortized cost:			
Debt securities:			
Government bonds	₩	17,500,668	16,636,462
Financial institutions bonds		5,346,035	4,979,608
Corporate bonds		6,065,999	5,472,219
		28,912,702	27,088,289
Allowance for impairment		(5,409)	(6,990)
	₩	28,907,293	27,081,299

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

9. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2023 and 2022, are as follows: (continued)

Details of equity instruments designated at FVTOCI as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Marketable securities	₩	725,796	691,227
Non-marketable securities		493,863	480,108
Others		29,271	38,795
	₩	1,248,930	1,210,130

Above equity securities are equity securities designated as FVTOCI, and for the retention required by the policy, the option of measuring FVTOCI is exercised.

Net gains or losses reclassified in equity upon disposition of equity securities the years ended December 31, 2023 and 2022 are ₩(-)4,152 million and ₩ 2,943 million and there are no cumulated gains or losses replaced by the reclassification of the account the years ended December 31, 2023 and 2022, respectively.

(b) Gains and losses on sale of securities at FVTOCI

Gains and losses on sale of securities at FVTOCI for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Gain on sale of securities at FVTOCI	₩	22,206	6,486
Loss on sale of securities at FVTOCI		(2,718)	(9,126)
	₩	19,488	(2,640)

The Bank disposed equity instruments that are measured at FVTOCI for debt-equity swap. At the time of disposal, fair value of equity instruments for the years ended December 31, 2023 and 2022 are ₩56,872million and ₩48,525 million, and cumulative net gains or losses For the years ended December 31, 2023 and 2022 are ₩(-)4,152 million and ₩2,943 million, respectively.

(c) Gains and losses on sale of securities at amortized cost

Gains and losses on sale of securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Gain on disposal of securities at amortized cost	₩	-	5
Loss on disposal of securities at amortized cost		(107)	(65)
	₩	(107)	(60)

Securities at amortized cost are sold due to the partial redemption of payables.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

9. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost

i) *Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:*

	December 31, 2023							
	Securities at FVTOCI				**Securities at amortized cost**			
		Lifetime expected credit losses				**Lifetime expected credit losses**		
	12-month expected credit losses	**Not impaired financial assets**	**Impaired financial assets**	**Total**	**12-month expected credit losses**	**Not impaired financial assets**	**Impaired financial assets**	**Total**
Beginning balance	₩ 23,259	82	-	23,341	6,990	-	-	6,990
Transfer to 12-month expected credit losses	14	(14)	-	-	-	-	-	-
Transfer to lifetime expected credit losses	(111)	111	-	-	-	-	-	-
Transfer to impaired financial assets	-	-	-	-	-	-	-	-
Provision(reversal)	(4,172)	696	-	(3,476)	(1,669)	-	-	(1,669)
Disposals and others(*)	(349)	1	-	(348)	88	-	-	88
Ending balance	₩ 18,641	876	-	19,517	5,409	-	-	5,409

(*) Other changes are due to foreign exchange rate changes, etc.

	December 31, 2022							
	Securities at FVTOCI				**Securities at amortized cost**			
		Lifetime expected credit losses				**Lifetime expected credit losses**		
	12-month expected credit losses	**Not impaired financial assets**	**Impaired financial assets**	**Total**	**12-month expected credit losses**	**Not impaired financial assets**	**Impaired financial assets**	**Total**
Beginning balance	₩ 26,477	567	-	27,044	5,438	-	-	5,438
Transfer to 12-month expected credit losses	166	(166)	-	-	-	-	-	-
Transfer to lifetime expected credit losses	(20)	20	-	-	-	-	-	-
Transfer to impaired financial assets	-	-	-	-	-	-	-	-
Provision(reversal)	(2,749)	(347)	-	(3,096)	1,449	-	-	1,449
Disposals and others(*)	(615)	8	-	(607)	103	-	-	103
Ending balance	₩ 23,259	82	-	23,341	6,990	-	-	6,990

(*) Other changes are due to foreign exchange rate changes, etc.

Notes to the Separate Financial Statements (Continued)

For the years ended December 31, 2023 and 2022
(In millions of Korean won)

9. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost (continued)

ii) Changes in carrying amount of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2023 and 2022, are as follows:

		December 31, 2023							
		Securities at FVTOCI				**Securities at amortized cost**			
			Lifetime expected credit losses				**Lifetime expected credit losses**		
		12-month expected credit losses	**Not impaired financial assets**	**Impaired financial assets**	**Total**	**12-month expected credit losses**	**Not impaired financial assets**	**Impaired financial assets**	**Total**
Beginning balance	₩	46,501,080	67,085	-	46,568,165	27,088,289	-	-	27,088,289
Transfer to 12-month expected credit losses		18,873	(18,873)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(47,209)	47,209	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		1,817,202	(3,577)	-	1,813,625	1,824,413	-	-	1,824,413
Ending balance	₩	48,289,946	91,844	-	48,381,790	28,912,702	-	-	28,912,702

		December 31, 2022							
		Securities at FVTOCI				**Securities at amortized cost**			
			Lifetime expected credit losses				**Lifetime expected credit losses**		
		12-month expected credit losses	**Not impaired financial assets**	**Impaired financial assets**	**Total**	**12-month expected credit losses**	**Not impaired financial assets**	**Impaired financial assets**	**Total**
Beginning balance	₩	46,381,324	152,637	-	46,533,961	20,001,748	-	-	20,001,748
Transfer to 12-month expected credit losses		61,740	(61,740)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(23,619)	23,619	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		81,635	(47,431)	-	34,204	7,086,541	-	-	7,086,541
Ending balance	₩	46,501,080	67,085	-	46,568,165	27,088,289	-	-	27,088,289

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

10. **Property and equipment**

(a) Details of property and equipment as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,267,612	-	1,267,612
Buildings (*)		988,699	(474,563)	514,136
Right-of-use assets		903,391	(579,434)	323,957
Others		1,386,011	(1,137,555)	248,456
	₩	4,545,713	(2,191,552)	2,354,161

(*) ₩5 millions of government subsidy is deducted from book value.

		December 31, 2022		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,298,835	-	1,298,835
Buildings (*)		888,574	(425,299)	463,275
Right-of-use assets		732,937	(447,746)	285,191
Others		1,434,662	(1,127,152)	307,510
	₩	4,355,008	(2,000,197)	2,354,811

(*) ₩65 millions of government subsidy is deducted from book value.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

10. **Property and equipment (continued)**

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023				
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	₩	1,298,835	463,275	285,191	307,510	2,354,811
Acquisitions (*1)(*2)		1,464	104,808	240,026	48,260	394,558
Disposals and write-offs (*3)		-	(621)	(16,930)	(556)	(18,107)
Depreciation		-	(50,230)	(184,101)	(106,811)	(341,142)
Amounts transferred to investment properties		(30,999)	(2,330)	-	-	(33,329)
Amounts transferred to non-current assets held for sale		(1,688)	(755)	-	-	(2,443)
Effects of foreign currency movements		-	(11)	(229)	53	(187)
Ending balance	₩	1,267,612	514,136	323,957	248,456	2,354,161

(*1) ₩82,140 million transferred from construction-in progress is included.

(*2) ₩6,413 million of provision for the asset retirement related to newly acquired assets is included.

(*3) ₩445 million of write-off is included.

		December 31, 2022				
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	₩	1,287,167	476,094	298,179	235,941	2,297,381
Acquisitions (*1)(*2)		631	48,995	223,862	167,330	440,818
Disposals and write-offs (*3)		-	(173)	(67,713)	(1,515)	(69,401)
Depreciation		-	(44,415)	(169,618)	(94,254)	(308,287)
Amounts transferred to investment properties		12,703	(15,830)	-	-	(3,127)
Amounts transferred to non-current assets held for sale		(1,666)	(1,395)	-	-	(3,061)
Effects of foreign currency movements		-	(1)	481	8	488
Ending balance	₩	1,298,835	463,275	285,191	307,510	2,354,811

(*1) ₩29,225 million transferred from construction-in progress is included.

(*2) ₩6,276 million of provision for the asset retirement related to newly acquired assets is included.

(*3) ₩1,719 million of write-off is included.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

10. **Property and equipment (continued)**

(c) Insured assets and liability insurances as of December 31, 2023 are as follows:

Type of insurance	Insured assets	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	₩ 20,000	Samsung Fire & Marine Insurance Co., Ltd. and 5 other insurance companies
Property insurance	Real estate & movable properties for business purpose	915,259	Samsung Fire & Marine Insurance Co., Ltd., etc. and 4 other insurance companies
Burglary insurance	Cash & securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc. and 3 other companies
Compensation liability insurance for officers	-	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc. and 6 other companies
Compensation liability insurance For personal information protection	-	1,000	DB Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-	3,000	Samsung Fire & Marine Insurance Co., Ltd. and 1 other companies
Compensation liability insurance for casualty	Real estate	1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compaensation liability insurance for elevator accidents	-	80	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for gas accident		500	Meritz Fire & Marine Insurance Co., Ltd.
		₩ 1,059,839	

Besides the insurances listed above, the Bank also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

11. **Leases**

(a) Details of lease right-to-use assets by class of underlying asset of the lessee as of December 31, 2023 and 2022, are as follows:

		December 31, 2023		
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	819,895	(525,496)	294,399
Vehicle		48,269	(28,464)	19,805
Others		35,227	(25,474)	9,753
	₩	903,391	(579,434)	323,957

		December 31, 2022		
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	657,858	(397,877)	259,981
Vehicle		43,698	(28,615)	15,083
Others		31,381	(21,254)	10,127
	₩	732,937	(447,746)	285,191

(b) Changed in underlying assets for the years ended December 31, 2023 and 2022, are as follows:

		December 31, 2023			
		Real property	Vehicle	Others	Total
Beginning balance	₩	259,981	15,083	10,127	285,191
Acquisitions		219,147	15,491	5,388	240,026
Disposals		(13,490)	(2,253)	(1,187)	(16,930)
Depreciation		(171,010)	(8,516)	(4,575)	(184,101)
Effects of foreign currency movements		(229)	-	-	(229)
Ending balance	₩	294,399	19,805	9,753	323,957

		December 31, 2022			
		Real property	Vehicle	Others	Total
Beginning balance	₩	271,535	14,809	11,835	298,179
Acquisitions		211,414	9,116	3,332	223,862
Disposals		(65,506)	(1,371)	(837)	(67,714)
Depreciation		(157,886)	(7,529)	(4,203)	(169,618)
Effects of foreign currency movements		424	58	-	482
Ending balance	₩	259,981	15,083	10,127	285,191

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

11. Leases (continued)

(c) Details of maturity of lease liabilities as of December 31, 2023 and 2022, are as follows:

		December 31, 2023						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets								
Real property	₩	24,250	18,359	25,046	39,058	150,638	23,071	280,422
Vehicle		6,701	1,452	2,106	4,135	13,318	-	27,712
Others		614	619	1,175	2,160	6,027	-	10,595
	₩	31,565	20,430	28,327	45,353	169,983	23,071	318,729

		December 31, 2022						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets								
Real property	₩	16,656	16,863	21,812	35,990	124,006	26,492	241,819
Vehicle		6,364	1,214	1,679	3,127	9,576	-	21,960
Others		439	541	1,079	2,076	6,558	10	10,703
	₩	23,459	18,618	24,570	41,193	140,140	26,502	274,482

The abovementioned amounts shown above are classified by the earliest maturity dates on which the Bank's payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2023 and 2022, the lease payment for the low value assets is ₩3,637 million and ₩4,194 million. Short-term lease payment does not exist.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

12. **Intangible assets**

(a) Details of intangible assets as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Software	₩	115,231	118,856
Development cost		203,780	144,191
Memberships		45,616	45,611
Others(*)		655,727	255,911
	₩	1,020,354	564,569

(*) Others include intangible assets related to the rights to be the depository bank of municipal and provincial governments, etc.

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023				
		Software	Development cost	Memberships	Others	Total
Beginning balance	₩	118,856	144,191	45,611	255,911	564,569
Acquisitions		38,075	108,870	-	564,572	711,517
Disposals		-	-	(5)	-	(5)
Impairment		(2,833)	-	-	-	(2,833)
Amortization (*1)		(38,868)	(49,281)	-	(164,767)	(252,916)
Effects of foreign currency movements		1	-	10	11	22
Ending balance(*2)	₩	115,231	203,780	45,616	655,727	1,020,354

(*1) ₩164,492 million among amortization cost of other intangible assets is included in other operating expenses.
(*2) ₩418,784 million of other intangible assets is accounted for as accounts payable.

		December 31, 2022				
		Software	Development cost	Memberships	Others	Total
Beginning balance	₩	81,561	78,159	47,138	272,886	479,744
Acquisitions		67,372	98,249	1,746	95,286	262,653
Disposals		-	-	(3,300)	-	(3,300)
Amortization (*1)		(30,089)	(32,217)	-	(112,247)	(174,553)
Effects of foreign currency movements		12	-	27	(14)	25
Ending balance (*2)	₩	118,856	144,191	45,611	255,911	564,569

(*1) ₩111,945 million among amortization cost of other intangible assets is included in other operating expenses.
(*2) ₩44,100 million of other intangible assets is accounted for as accounts payable.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

13. Investments in subsidiaries and associates

(a) Investments in subsidiaries and associates as of December 31, 2023 and 2022, are as follows:

	Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2023	Ownership (%) December 31, 2022		Book value December 31, 2023	Book value December 31, 2022
Subsidiaries	Shinhan Bank America	U.S.A	December 31	Banking	100.00	100.00	₩	193,049	193,049
	Shinhan Bank Europe GmbH	Germany	December 31	Banking	100.00	100.00		78,606	78,606
	Shinhan Bank Cambodia	Cambodia	December 31	Banking	97.50	97.50		210,877	84,351
	Shinhan Kazakhstan Bank Limited	Kazakhstan	December 31	Banking	100.00	100.00		40,532	40,532
	Shinhan Bank Canada	Canada	December 31	Banking	100.00	100.00		79,695	79,695
	Shinhan Bank China Limited	China	December 31	Banking	100.00	100.00		355,443	355,443
	Shinhan Bank Japan	Japan	March 31	Banking	100.00	100.00		458,948	410,485
	Shinhan Bank Vietnam Ltd.	Vietnam	December 31	Banking	100.00	100.00		389,607	389,607
	Shinhan Bank Mexico	Mexico	December 31	Banking	99.99	99.99		97,468	97,468
	PT Bank Shinhan Indonesia	Indonesia	December 31	Banking	99.00	99.00		349,847	349,847
	Shinhan-Daesung Contents Fund	Korea	December 31	Investment	71.39	71.43		1,485	2,690
Associates	BNP Paribas Cardif Life Insurance Co., Ltd(*2)	Korea	December 31	Insurance	14.99	14.99		42,204	42,204
	KOREA FINANCE SECURITY(*2)	Korea	December 31	Other	14.91	14.91		3,448	3,448
	DOODOO LOGITECH(*1)	Korea	December 31	Other	27.96	27.96		-	-
	One Shinhan Future's Fund 1	Korea	December 31	Investment	27.78	27.78		1,594	2,206
	KST-SH Laboratory Investment Fund No.1	Korea	December 31	Investment	20.00	20.00		1,740	2,000
	One Shinhan Future's Fund 2	Korea	December 31	Investment	29.70	29.70		2,771	2,970
	One Shinhan Future's Fund 3	Korea	December 31	Investment	29.90	29.90		289	598
	One Shinhan Connect Fund 1	Korea	December 31	Investment	30.00	30.00		70,729	70,937
	One Shinhan Connect Fund 2	Korea	December 31	Investment	33.33	33.33		8,870	15,000
	Neoplux Technology Valuation Investment Fund	Korea	December 31	Investment	33.33	33.33		316	2,278
	Partners 4th Growth Investment Fund(*6)	Korea	December 31	Investment	-	25.00		-	9,219
	Newlake Growth Capital Partners2 PEF(*6)	Korea	December 31	Investment	-	23.01		-	10,000
	MIEL Co., Ltd.(*1)	Korea	December 31	Other	28.77	28.77		-	-
	MSTEEL Co., Ltd.(*5)	Korea	December 31	Other	-	29.45		-	-
	BACK DOO(*1)	Korea	December 31	Retail	25.90	25.90		-	-
	CHUNG UN(*1)	Korea	December 31	Manufacturing	22.53	22.53		-	-
	Jin Myeong Plus(*1)	Korea	December 31	Manufacturing	22.20	22.20		-	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

13. **Investments in subsidiaries and associates (continued)**

(a) Investments in subsidiaries and associates as of December 31, 2023 and 2022, are as follows (continued):

	Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2023	Ownership (%) December 31, 2022	Book value December 31, 2023	Book value December 31, 2022
Associates	SEOKWANG T&I(*1)	Korea	December 31	Manufacturing	28.55	28.55	₩ -	-
	Korea Credit Bureau(*2)	Korea	December 31	Credit information	4.50	4.50	2,250	2,250
	Goduck Gangil1 PFV Co., Ltd(*2)	Korea	December 31	Real estate	1.04	1.04	50	50
	Goduck Gangil10 PFV Co., Ltd(*2)	Korea	December 31	Real estate	14.00	14.00	700	700
	SBC PFV Co., Ltd(*2)(*4)	Korea	December 31	Real estate	12.50	12.50	18,125	16,250
	DDI LVC Master Real Estate Investment Trust Co., Ltd.(*2)	Korea	December 31	Real estate	15.00	15.00	7,075	6,625
	Logisvalley Shinhan REIT Co., Ltd.(*2)	Korea	December 31	Real estate	14.95	14.95	2,925	2,925
	ICSF (The Korea's Information Center for Savings & Finance)	Korea	December 31	Service	32.26	32.26	156	156
	Shinhan-Albatross Technology Investment Fund	Korea	December 31	Investment	33.33	33.33	900	1,900
	Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	Investment	23.33	23.33	10,651	10,651
	Starsets-DA Value Healthcare Fund I(*6)	Korea	December 31	Investment	-	24.10	-	508
	Shinhan SKS Corporate Recovery Private Equity Fund	Korea	December 31	Investment	23.90	23.99	15,364	8,980
	BTS 2nd Private Equity Fund	Korea	December 31	Investment	20.00	20.00	5,226	3,026
	Shinhan global flagship venture fund 1	Korea	December 31	Investment	45.00	45.00	36,000	18,000
	One Shinhan Mezzanine Fund 1(*3)	Korea	December 31	Investment	46.51	-	10,000	-
	Shinhan hyper connect venture fund I(*3)	Korea	December 31	Investment	33.33	-	15,200	-
	Korea Digital Asset Custody(*2)	Korea	December 31	Service	9.77	14.09	505	505
	Shinhan VC Tomorrow Venture Fund 1(*6)	Korea	December 31	Investment	-	21.74	-	15,000
	All Together Korea Fund 6(*2)(*3)	Korea	December 31	Investment	99.98	-	5,227	-
	All Together Korea Fund 7(*2)(*3)	Korea	December 31	Investment	99.98	-	5,227	-
	Shinhan hyper future's venture fund 1(*3)	Korea	December 31	Investment	29.90	-	319	-
	Shinhan Private Equity Fund II (*3)	Korea	December 31	Investment	26.09	-	34,456	-
							₩ 2,557,874	2,330,159

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

13. **Investments in subsidiaries and associates (continued)**

(a) Investments in subsidiaries and associates as of December 31, 2023 and 2022, are as follows (continued):

(*1) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2023. Also, it has been reclassified into the investments in associates.
(*2) The equity method is applied for evaluation since it has significant impact on the investee, such as participation in their decision making.
(*3) It is newly acquired or newly incorporated as investments in associates for the year ended December 31, 2023.
(*4) The percentage of voting rights held is 4.65%.
(*5) It is excluded from associates due to incineration sales for the year ended December 31, 2023.
(*6) It is excluded from associates as it lacks the ability to participate in the decision-making process regarding the economic activities of the cooperative (company) as a limited partner (employee), for the purpose of deriving benefits.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

14. **Investment properties**

(a) Investment properties as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		
		Acquisition cost	Accumulated depreciation	Book value
Land	₩	466,172	-	466,172
Buildings		285,624	(136,493)	149,131
	₩	751,796	(136,493)	615,303

		December 31, 2022		
		Acquisition cost	Accumulated depreciation	Book value
Land	₩	438,660	-	438,660
Buildings		285,005	(126,263)	158,742
	₩	723,665	(126,263)	597,402

(b) Changes in investment properties for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		
		Land	Buildings	Total
Beginning balance	₩	438,660	158,742	597,402
Acquisition		-	3,196	3,196
Disposals		-	(55)	(55)
Depreciation		-	(12,511)	(12,511)
Amounts transferred from property and equipment		30,999	2,330	33,329
Amounts transferred to assets held for sale		(3,487)	(2,571)	(6,058)
Ending balance	₩	466,172	149,131	615,303

		December 31, 2022		
		Land	Buildings	Total
Beginning balance	₩	452,311	150,524	602,835
Acquisition		-	5,995	5,995
Depreciation		-	(12,465)	(12,465)
Amounts transferred from (to) property and equipment		(12,703)	15,830	3,127
Amounts transferred to assets held for sale		(948)	(1,142)	(2,090)
Ending balance	₩	438,660	158,742	597,402

(c) Fair value of investment properties as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Investment properties (*)	₩	873,706	732,849

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

(d) Income and expenses on investment properties for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Rental income	₩	29,572	26,642
Direct operating expenses for investment properties that generate rental income		5,714	6,325

123

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

15. **Other assets**

Other assets as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Accounts receivable	₩	9,580,871	6,532,095
Domestic exchange settlement receivable		4,933,681	5,693,750
Guarantee deposits		785,949	792,967
Accrued income		2,049,764	1,783,857
Prepaid expense		103,646	96,047
Suspense payments		393,103	370,112
Sundry assets		165,438	164,341
Others		241	4,900
Present value discount		(42,073)	(39,637)
Allowance for impairment		(313,456)	(265,643)
	₩	17,657,164	15,132,789

16. **Non-current assets held for sale**

(a) Non-current assets held for sale as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Property and equipment	₩	6,590	-

The Bank classified property and equipment which are highly expected to be sold within one year from December 31, 2023 and 2022, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There are no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2023 and 2022.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

17. **Pledged asset**

(a) Assets pledged as collateral as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Reasons for collateral
Securities(*1)				
Securities at FVTOCI	₩	10,037,254	6,800,795	Borrowings, Settlement security for Bank of Korea, Bank of Korea RP, etc.
Securities at amortized cost		17,873,722	15,064,412	Borrowings, Settlement security for Bank of Korea, Bank of Korea RP, etc.
		27,910,976	21,865,207	
Property and Equipment(*2)		2,967	4,246	Establishment of the right to pledge, etc.
	₩	27,913,943	21,869,453	

(*1) The carrying amounts of assets pledged as collateral that the third party had the right to sell or repledge regardless of the Bank's default as of December 31, 2023 and 2022 are ₩4,737,345 million and ₩911,672 million, respectively.
(*2) The amounts are based on the notification amount of pledge.

(b) The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger's default as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022	
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	₩	2,764,174	-	3,750,199	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

18. Financial liabilities designated at FVTPL

(a) Financial liabilities designated at FVTPL as of December 31, 2023 and 2022, are as follows:

Classification (*1)		December 31, 2023	December 31, 2022
Debt securities issued (*2)	₩	254,832	47,327

(*1) In accordance with K-IFRS No. 1109 *'Financial Instruments'*, the Bank has designated debt securities issued that are permitted to designate financial liabilities at FVTPL.
(*2) The carrying amount of financial liabilities designated at FVTPL was calculated based on the option valuation model.

(b) The difference between the carrying amount of financial liabilities designated at FVTPL and the amount required to be paid at contractual maturity as of December 31, 2023 and 2022, are as follows:

		December 31, 2023		
		Redemption amount on a contractual maturity	Carrying amounts	Difference
Debt securities issued	₩	260,000	254,832	5,168

		December 31, 2022		
		Redemption amount on a contractual maturity	Carrying amounts	Difference
Debt securities issued	₩	50,000	47,327	2,673

(c) The details of net gain or loss (excluding interest income and interest expenses) related to financial liabilities designated at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		
		Gain or loss on valuation	Gain or loss on sale	Total
Debt securities issued	₩	2,495	-	2,495

		December 31, 2022		
		Gain or loss on valuation	Gain or loss on sale	Total
Debt securities issued	₩	2,673	-	2,673

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

19. **Deposits**

Deposits as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Demand deposits:			
Korean won	₩	126,913,033	130,933,700
Foreign currencies		14,769,103	16,060,690
		141,682,136	146,994,390
Time deposits:			
Korean won		165,972,613	162,344,292
Foreign currencies		9,955,785	8,758,892
Gain on fair value hedge		(113,081)	(187,527)
		175,815,317	170,915,657
Negotiable certificates of deposits		9,640,840	13,010,355
Note discount deposits		7,664,701	6,631,857
CMA		4,950,392	4,634,010
Others		15,684	16,694
	₩	339,769,070	342,202,963

20. **Financial liabilities at fair value through profit or loss**

(a) Financial liabilities at FVTPL as of December 31, 2023 and 2022, are as follows:

	December 31, 2023		December 31, 2022	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Securities sold:				
Equity securities	-	₩ -	–	₩ 2,958
Gold/Silver deposits	-	419,342	–	422,006
		₩ 419,342		₩ 424,964

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Securities sold:			
Gain on sale	₩	589	1,430
Loss on sale		(51)	(794)
Loss on valuation		-	(44)
Gold/Silver deposits:			
Gain on sale		2,000	3,535
Loss on sale		(394)	(810)
Loss on valuation		(60,565)	(38,997)
	₩	(58,421)	(35,680)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

21. Borrowings

Borrowings as of December 31, 2023 and 2022, are as follows:

	December 31, 2023		December 31, 2022	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Call money:				
Korean won	3.35~3.43	₩ 415,500	-	₩ -
Foreign currencies	3.88~5.88	915,801	0.67~6.30	653,509
		1,331,301		653,509
Bill sold	0.00~3.65	11,252	0.00~3.95	15,057
Bonds sold under repurchase agreements:				
Korean won	0.00~3.60	3,951,190	0.00~3.21	1,264
Foreign currencies	6.73~6.74	42,935	5.15~6.50	82,827
		3,994,125		84,091
Borrowings in Korean won:				
Borrowings from Bank of Korea	2.00	2,508,491	0.25~1.75	4,999,051
Others	0.00-3.80	8,958,336	0.00~3.70	8,078,754
		11,466,827		13,077,805
Borrowings in foreign currencies:				
Overdraft due to banks	0.00	34,049	0.00	46,074
Borrowings from banks	0.12~6.21	6,406,834	0.00~5.65	7,283,800
Sub-lease	0.00~2.28	8,216	0.00~2.28	8,719
Others	5.51~5.72	2,446,216	0.91~5.36	2,503,462
		8,895,315		9,842,055
Deferred origination fees		(1,909)		(2,391)
		₩ 25,696,911		₩ 23,670,126

22. Debt securities issued

Debt securities issued as of December 31, 2023 and 2022, are as follows:

	December 31, 2023		December 31, 2022	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Debt securities issued in Korean won:				
Debt securities issued	0.00~6.52	₩ 24,510,890	0.05~4.59	₩ 20,510,890
Subordinated debt securities issued	2.20~3.53	1,960,105	2.20~3.98	2,460,125
Loss(gain) on fair value hedges		(225,750)		(348,700)
Discount on debt securities issued		(27,731)		(12,474)
		26,217,514		22,609,841
Debt securities issued in foreign currencies:				
Debt securities issued	0.25~7.36	5,458,200	0.25~6.02	5,611,828
Subordinated debt securities issued	3.75~5.00	3,124,242	3.75~5.00	3,068,059
Loss(gain) on fair value hedges		(240,483)		(324,901)
Discount on debt securities issued		(29,416)		(29,614)
		8,312,543		8,325,372
		₩ 34,530,057		₩ 30,935,213

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

23. **Defined benefit liabilities**

 The Bank operates a defined benefit pension system based on employees' length of service. The Bank also trusts plan assets in trust companies, fund companies and other similar companies.

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Present value of defined benefit obligations	₩	1,611,992	1,388,849
Fair value of plan assets		(1,889,776)	(1,919,023)
Net defined benefit assets	₩	277,784	530,174

(b) Changes in the present value of defined benefit obligations the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	₩	1,388,849	1,584,830
Current service cost		108,652	122,877
Interest expense		75,153	52,716
Remeasurements (*1)(*2)		186,618	(293,413)
Benefits paid by the plan		(155,745)	(82,951)
Others		8,465	4,790
Ending balance	₩	1,611,992	1,388,849

(*1) Remeasurements for the year ended December 31, 2023 consist of ₩86,301 million of actuarial loss arising from changes in financial assumptions, ₩5,669 million of actuarial gain arising from changes in experience adjustments and ₩105,986 million of actuarial loss arising from changes in demographic assumptions.
(*2) Remeasurements for the year ended December 31, 2022 consist of ₩326,395 million of actuarial gain arising from changes in financial assumptions, ₩33,175 million of actuarial loss arising from changes in experience adjustments and ₩193 millions of actuarial gain arising from changes in demographic assumptions.

(c) Changes in the fair value of plan assets the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	₩	1,919,023	1,703,164
Interest income		104,155	58,657
Remeasurements		(30,147)	(26,111)
Contributions paid into the plan		45,000	261,000
Benefits paid by the plan		(148,255)	(77,687)
Ending balance	₩	1,889,776	1,919,023

(d) The amount of major categories of the fair value of plan assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Deposits	₩	1,624,197	1,719,109
Others		265,579	199,914
	₩	1,889,776	1,919,023

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

23. **Defined benefit liabilities (continued)**

(e) Actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022	Descriptions
Discount rate	5.10%	5.83%	AA0 Corporate bond yields
Future salary increasing rate	2.24% + Promotion rate	2.36% + Promotion rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(141,357)	163,309
Future salary increasing rate		166,476	(146,354)

		December 31, 2022	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(113,588)	130,260
Future salary increasing rate		133,606	(118,254)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023					
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	33,496	68,950	367,009	685,223	1,673,442	2,828,120

		December 31, 2022					
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	33,565	67,201	364,100	506,434	1,585,864	2,557,164

(h) The weighted average durations of defined benefit obligations as of December 31, 2023 and 2022 are 9.9 years and 9.3 years, respectively.

(i) The Bank's estimated contribution will be ₩120,000 million as of December 31, 2023.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

24. **Provisions**

(a) Changes in provision for unused credit commitments and guarantee contracts issued the for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023						
		Loan commitments and other liabilities for credit			Guarantee contracts			
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial asset	Impaired financial asset	12-month expected credit losses	Not impaired financial asset	Impaired financial asset	Total
Beginning balance	₩	56,659	12,911	-	91,353	7,850	-	168,773
Transfer to 12-month expected credit losses		4,329	(4,329)	-	1,161	(1,161)	-	-
Transfer to lifetime expected credit losses		(3,871)	3,871	-	(5,526)	5,526	-	-
Transfer to impaired financial asset		(74)	(86)	160	(138)	-	138	-
Provision (reversal)		12,121	7,810	(160)	(189)	9,117	407	29,106
Foreign exchange movements		233	37	-	309	79	-	658
Others (*)		-	-	-	(1,877)	(2,012)	(44)	(3,933)
Ending balance	₩	69,397	20,214	-	85,093	19,399	501	194,604

(*) These include the new occurrence of guarantee contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

24. **Provisions (continued)**

(a) Changes in provision for unused credit commitments and guarantee contracts issued for the years ended December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022						
		Loan commitments and other liabilities for credit			Guarantee contracts			
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial asset	Impaired financial asset	12-month expected credit losses	Not impaired financial asset	Impaired financial asset	Total
Beginning balance	₩	48,059	9,735	-	100,688	7,108	154	165,744
Transfer to 12-month expected credit losses		3,033	(3,033)	-	1,963	(1,963)	-	-
Transfer to lifetime expected credit losses		(2,460)	2,460	-	(2,442)	2,442	-	-
Transfer to impaired financial asset		(43)	(48)	91	-	-	-	-
Provision (reversal)		7,261	3,780	(91)	915	349	(167)	12,047
Foreign exchange movements		809	17	-	754	42	10	1,632
Others (*)		-	-	-	(10,525)	(128)	3	(10,650)
Ending balance	₩	56,659	12,911	-	91,353	7,850	-	168,773

(*) These include the new occurrence of guarantee contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

24. <u>**Provisions (continued)**</u>

(b) Changes in other provisions for the years ended December 31, 2023 and 2022 are as follows:

		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
		December 31, 2023				
Beginning balance	₩	54,497	4,247	27,055	126,773	212,572
Provision (reversal)(*1)		6,371	2,915	(4,935)	288,440	292,791
Provision used		(2,057)	-	-	(3,908)	(5,965)
Foreign exchange movements		-	-	420	598	1,018
Others (*2)		6,412	-	1	1,454	7,867
Ending balance	₩	65,223	7,162	22,541	413,357	508,283

(*1) For the year ended, a total of ₩292,074 million is included for support related to vulnerable groups such as self-employed individuals, small business owners, and institutions supporting vulnerable groups, under the 'Financial Support Plan for Livelihoods' initiated by banking institutions.
(*2) This is the effect of changing the discount rate.

		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
		December 31, 2022				
Beginning balance	₩	48,862	3,113	25,652	181,475	259,102
Provision (reversal)		5,826	1,134	47	(51,462)	(44,455)
Provision used		(6,468)	-	-	(2,168)	(8,636)
Foreign exchange movements		-	-	1,339	319	1,658
Others (*)		6,277	-	17	(1,391)	4,903
Ending balance	₩	54,497	4,247	27,055	126,773	212,572

(*) This is the effect of changing the discount rate.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expenses. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

25. **Other liabilities**

Other liabilities as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Accounts payable	₩	9,963,628	6,657,466
Borrowing from trust account		6,828,250	6,701,010
Accrued expenses		4,136,718	2,884,292
Liability incurred by agency relationship		1,608,194	1,384,311
Domestic exchange settlement payable		9,153,711	2,233,371
Lease liabilities (*)		318,729	274,482
Agency business income		794,840	711,437
Guarantee deposits received		248,740	297,639
Foreign exchange settlement payables		302,162	359,394
Suspense payable		16,393	14,990
Unearned income		69,852	78,050
Withholding value-added tax and other taxes		216,326	183,338
Dividends payable		-	965
Sundry liabilities		40,048	20,701
Present value discount		(45,246)	(18,465)
	₩	33,652,345	21,782,981

(*) For the year ended December 31, 2023, expenses for the variable lease payments that are not included in the measurement of lease liabilities amount to ₩21,157 million, the cash outflows from lease liabilities amount to ₩160,297 million, and interest expense on lease liabilities amount to ₩8,957 million. Expenses for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2022 amount to ₩12,337million, cash outflows from lease liabilities amount to ₩164,466 million, and interest expense on lease liability amounts to ₩5,332 million.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

26. **Equity**

(a) Equity as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	**December 31, 2022**
Capital stock:			
Common stock	₩	7,928,078	7,928,078
Other equity instruments:			
Hybrid bonds		1,988,535	2,088,542
Capital surplus:			
Share premium		398,080	398,080
Capital adjustments:			
Stock options		798	1,744
Others		5,097	4,721
		5,895	6,465
Accumulated other comprehensive income (loss):			
Net change in fair value of financial instruments at FVTOCI		(204,662)	(1,014,552)
Foreign currency translation differences for foreign operations		(45,231)	(51,203)
Remeasurements of defined benefit plans		(222,854)	(63,229)
Credit risk adjustment of financial liabilities		-	1
		(472,747)	(1,128,983)
Retained earnings:			
Legal reserve (*1)		2,915,735	2,652,548
Voluntary reserve (*2)		15,585,931	14,448,374
Other reserve (*3)		187,488	175,898
Unappropriated retained earnings (*4)		2,519,917	2,569,738
		21,209,071	19,846,558
	₩	31,056,912	29,138,740

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include a regulatory reserve for loan loss of ₩2,418,175 million and ₩2,559,855 million as of December 31, 2023 and 2022, respectively. The amounts also include asset revaluation surplus of ₩355,898 million as of both December 31, 2023 and 2022.

(*3) Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.

(*4) The amounts include expected reversal of regulatory reserve for loan loss of ₩184,323 million and provision for the regulatory reserve for loan loss of ₩141,679 million as of December 31, 2023 and 2022, respectively.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

26. **Equity (continued)**

(b) Capital stock

Capital stock of the Bank as of December 31, 2023 and 2022, are as follows:

	December 31, 2023	December 31, 2022
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	₩5,000	₩5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) ⓒ Hybrid bonds

Hybrid bonds as of December 31, 2023 and 2022, are as follows:

Date of issuance	Date of maturity		Book value December 31, 2023	December 31, 2022	Interest rate (%)
Hybrid bonds issued in Korean won:					
June 7, 2013	June 7, 2043	₩	-	299,568	4.63
June 29, 2017	Perpetual bond		69,844	69,844	3.81
October 15, 2018	Perpetual bond		-	199,547	3.70
February 25, 2019	Perpetual bond		299,327	299,327	3.30
February 25, 2020	Perpetual bond		239,459	239,459	2.88
February 25, 2020	Perpetual bond		49,888	49,888	3.08
November 5, 2020	Perpetual bond		299,327	299,327	2.87
May 3, 2022	Perpetual bond		322,277	322,277	4.50
October 17, 2022	Perpetual bond		309,305	309,305	5.70
March 7, 2023	Perpetual bond		399,108	-	4.63
		₩	1,988,535	2,088,542	
Dividends on hybrid bond holders		₩	89,140	64,269	
Weighted average interest rate (%)			4.18	3.57	

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

26. **Equity (continued)**

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023				
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss		
		Net change in fair value of financial instruments at FVTOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	₩	(1,032,002)	(51,203)	17,451	(63,229)	(1,128,983)
Change due to fair value measurement		881,159	-	30,187	-	911,346
Change due to impairment		(3,824)	-	-	-	(3,824)
Change due to disposal		215,777	-	-	-	215,777
Effect of hedge accounting		(28,044)	(9,171)	-	-	(37,215)
Effect of foreign currency movements		-	17,381	2,861	-	20,242
Remeasurements of defined benefit plans		-	-	-	(216,765)	(216,765)
Amounts transferred from retained earnings		-	-	4,152	-	4,152
Effect of tax		(282,602)	(2,237)	(9,778)	57,140	(237,477)
Ending balance	₩	(249,536)	(45,230)	44,873	(222,854)	(472,747)

		December 31, 2022				
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss		
		Net change in fair value of financial instruments at FVTOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	₩	(282,341)	(45,998)	61,833	(256,163)	(522,669)
Change due to fair value measurement		(1,124,645)	-	(38,412)	-	(1,163,057)
Change due to impairment		(3,702)	-	-	-	(3,702)
Change due to disposal		30,852	-	-	-	30,852
Effect of hedge accounting		63,480	(30,716)	-	-	32,764
Effect of foreign currency movements		-	24,497	(823)	-	23,674
Remeasurements of defined benefit plans		-	-	-	267,303	267,303
Amounts transferred to retained earnings		-	-	(2,943)	-	(2,943)
Effect of tax		284,354	1,014	(2,204)	(74,369)	208,795
Ending balance	₩	(1,032,002)	(51,203)	17,451	(63,229)	(1,128,983)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won, except for dividend per share and par value per share)

26. Equity (continued)

(e) Statements of appropriation of retained earnings for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023 Expected date of appropriation March 21, 2024	December 31, 2022 Date of appropriation March 22, 2023
Unappropriated retained earnings:			
Balance at beginning of year	₩	-	-
Transfer from other comprehensive income through the sale of securities at FVTOCI		(3,055)	2,134
Interest on hybrid bond		(89,140)	(64,269)
Profit for the year		2,612,112	2,631,873
		2,519,917	2,569,738
Transfer from reserves:			
Voluntary reserve		12,532,997	11,253,761
Regulatory reserve		184,323	141,679
		12,717,320	11,395,440
Appropriation of retained earnings:			
Legal reserve		261,211	263,187
Regulatory reserve for loan loss		-	-
Other reserve		13,380	11,590
Voluntary reserves		13,765,365	12,532,997
Loss on redemption of hybrid bond		885	299
Dividends on common stock (Dividend per share in won: 2023: ₩754.53 (15.09%) 2022: ₩729.75 (14.60%)		1,196,396	1,157,105
		15,237,237	13,965,178
Unappropriated retained earnings to be carried over to subsequent year	₩	-	-

(f) Dividends

Dividends of common stock for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	₩	5,000	5,000
Dividend rate per share		15.09%	14.60%
Dividend per share in won	₩	754.53	729.75

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

26. **Equity (continued)**

(g) Dividend payout ratio

Dividend payout ratio for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Dividends	₩	1,196,396	1,157,105
Profit for the year		2,612,112	2,631,873
Dividend payout ratio to profit for the year		45.80%	43.97%
Profit for the year adjusted for regulatory reserve for loan loss		2,796,435	2,773,552
Dividend payout ratio to profit for the year adjusted for regulatory reserve for loan loss		42.78%	41.72%

27. **Regulatory reserve for loan loss**

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with *the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.*

(a) The regulatory reserve for loan loss as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Regulatory reserve for loan loss	₩	2,418,175	2,559,855
Reversal of regulatory reserve for loan loss		(184,323)	(141,679)
	₩	2,233,852	2,418,176

(b) Profit for the year adjusted for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Reversal of regulatory reserve for loan loss	₩	(184,323)	(141,679)
Adjusted profit after reflecting regulatory reserve for loan loss(*)		2,796,434	2,773,552
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won		1,707	1,709

(*) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

28. **Net interest income**

(a) Net interest income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Interest income:			
Cash and due from banks	₩	172,424	74,520
Securities at FVTPL		583,967	375,725
Securities at FVTOCI		1,258,312	789,659
Securities at amortized cost		813,886	528,522
Loans(*)		15,650,567	10,919,766
Others		94,661	55,789
		18,573,817	12,743,981
Interest income from impaired financial assets		31,322	16,737

(*) Interest income from loans at FVTPL for the years ended December 31, 2023 and 2022 are ₩29,249 million and ₩13,497 million, respectively.

(b) Net interest expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Financial liabilities at amortized cost(*)			
Deposits		8,837,585	4,214,452
Borrowings		903,534	399,371
Debt securities issued		1,244,701	778,377
Others		197,547	112,339
		11,183,367	5,504,539
Financial liabilities designated at fair value			
Debt securities issued		9,804	1,296
	₩	11,193,171	5,505,835

(*) There is no interest expense on financial liabilities at fair value through profit or loss for the years ended December 31, 2023 and 2022.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

29. **Net fees and commission income**

Net fees and commission income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Fees and commission income:			
Credit placement fees	₩	69,529	56,812
Commission received as electronic charge receipt		146,291	148,744
Brokerage fees		53,097	62,454
Commission received as agency		265,717	263,514
Investment banking fees		101,187	114,377
Commission received in foreign exchange activities		112,793	116,216
Asset management fees from trust accounts		199,393	195,950
Guarantee fees		91,949	93,294
Others		127,270	123,953
	₩	1,167,226	1,175,314
Fees and commission expense:			
Credit-related fees	₩	39,178	33,833
Brand-related fees		45,851	45,850
Service-related fees		47,217	45,900
Trading and brokerage fees		10,653	9,450
Commission paid in foreign exchange activities		39,454	27,723
Others		119,050	117,835
	₩	301,403	280,591

30. **Dividend income**

Dividend income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Securities at FVTPL	₩	1,593	292
Securities at FVTOCI (*)		46,183	18,253
	₩	47,776	18,545

(*) Dividend income for stocks disposed for the year ended December 31, 2023 is ₩2,380 million and dividend income for stocks disposed for the year ended December 31, 2022 is ₩982 million.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

31. **Gain and loss on financial instruments at fair value through profit or loss**

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Financial instruments at FVTPL			
Debt:			
Gain on valuation of debt securities	₩	305,114	178,414
Gain on sale of debt securities		78,619	59,951
Loss on valuation of debt securities		(62,289)	(124,573)
Loss on sale of debt securities		(85,481)	(121,986)
Others		201,529	168,313
		437,492	160,119
Equity:			
Gain on valuation of equity securities		14,976	6,386
Gain on sale of equity securities		9,812	8,387
Loss on valuation of equity securities		(4,416)	(4,578)
Loss on sale of equity securities		(3,158)	(6,771)
		17,214	3,424
Gold/Silver:			
Gain on valuation of gold/Silver deposits		11,635	2,089
Gain on sale of gold/Silver deposits		2,000	3,535
Loss on valuation of gold/Silver deposits		(60,565)	(38,997)
Loss on sale of gold/Silver deposits		(394)	(810)
		(47,324)	(34,183)
Loans at FVTPL:			
Gain on valuation of loans		550	170
Gain on sale of loans		44,902	12,182
Loss on valuation of loans		-	(143)
Loss on sale of loans		(7)	(3,640)
		45,445	8,569
		452,827	137,929
Derivatives			
Foreign currency related:			
Gain on valuation and transaction		11,255,292	14,750,325
Loss on valuation and transaction		(11,144,761)	(14,932,919)
		110,531	(182,594)
Interest rates related:			
Gain on valuation and transaction		1,285,997	1,453,895
Loss on valuation and transaction		(1,249,142)	(1,268,029)
		36,855	185,866
Equity related:			
Gain on valuation and transaction		10,936	29,314
Loss on valuation and transaction		(19,021)	(12,006)
		(8,085)	17,308
Commodity related:			
Gain on valuation and transaction		42,867	33,518
Loss on valuation and transaction		(20,568)	(31,741)
		22,299	1,777
		161,600	22,357
Net gain on financial instruments at FVTPL	₩	614,427	160,286

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

32. <u>**General and administrative expenses**</u>

General and administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Employee benefits:			
Short and long-term employee benefits	₩	1,831,693	1,853,364
Post-employee defined benefits		79,674	116,963
Post-employee defined contributions		376	332
Termination benefits		152,900	133,580
		2,064,643	2,104,239
Amortization:			
Depreciation		157,041	138,669
Amortization of intangible assets		88,424	62,608
Depreciation of right-of-use assets		184,101	169,618
		429,566	370,895
Other general and administrative expenses:			
Rent		55,541	51,441
Service contract expenses		279,511	255,737
Taxes and dues		139,843	108,787
Advertising		129,744	154,239
Electronic data processing expenses		60,204	55,498
Others		207,604	187,100
		872,447	812,802
	₩	3,366,656	3,287,936

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

33. <u>Share-based payments</u>

(a) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2023 are as follows:

	Contents
Type	Equity-settled share-based payment(*)
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Bank granted shares of Shinhan Financial Group. According to the commitment, the amount that the Bank pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

33. **Share-based payments (continued)**

(a) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2023 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
January 1, 2017	214,966	45,300	9,366
January 23, 2017	5,236	45,600	2,536
March 7, 2017	31,700	46,950	14,300
January 1, 2018	244,649	49,400	27,349
January 24, 2018	992	52,700	992
January 1, 2019	303,933	39,600	21,363
March 26, 2019	38,586	42,750	15,176
	840,062		91,082

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2023, the fair value per share data evaluated by Shinhan Financial Group amounted to ₩40,150.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (20.0%) and achievement of target ROE (80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

33. Share-based payments (continued)

(b) Details of performance-based stock compensation as of December 31, 2023 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Grant shares	260,777	1,135,206
Estimated number of shares vested at December 31, 2023	229,741	1,033,136
Fair value per share in Korean won (*)	38,156	40,150

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(c) Stock compensation costs calculated for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Compensation costs recorded for the year ₩	20,143	11,427

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Accrued expenses ₩	53,271	42,341

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

34. **Net other operating expenses**

Net other operating expenses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Other operating income			
Gain on sale of assets:			
Loans at amortized cost	₩	24,471	11,428
Loans written off		10,234	1,062
		34,705	12,490
Others:			
Gain on hedge activity from hedged items		22,093	776,107
Gain on hedge activity from hedging instruments		306,290	78,065
Reversal of allowance for guarantee contracts		4,935	-
Others		80,940	25,706
		414,258	879,878
		448,963	892,368
Other operating expense			
Loss on sale of assets:			
Loans at amortized cost		16,338	3,826
Others:			
Loss on hedge activity from hedged items		293,518	75,233
Loss on hedge activity from hedging instruments		23,470	811,225
Provision for guarantee		-	47
Provision for other allowance		8,850	6,882
Contribution to fund		459,074	430,699
Deposit insurance fee		435,507	408,069
Others(*)		619,099	305,034
		1,839,518	2,037,189
		1,855,856	2,041,015
Net other operating expenses	₩	(1,406,893)	(1,148,647)

(*) For the year ended December 31, 2023, a total of ₩292,074 million is included for support related to vulnerable groups such as self-employed individuals, small business owners, and institutions supporting vulnerable groups, under the 'Financial Support Plan for Livelihoods' initiated by banking institutions.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

35. Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Non-operating income			
Gain on sale of assets:			
Property and equipment	₩	102	43
Intangible assets		-	273
Non-current assets held for sale		1,753	4,990
		1,855	5,306
Investments in associates:			
Dividend income		1,706	1,873
		1,706	1,873
Others:			
Rental income on investment property		29,572	26,642
Others		33,487	26,117
		63,059	52,759
		66,620	59,938
Non-operating expenses			
Loss on sale of assets:			
Property and equipment		41	3
Intangible assets		-	91
Non-current assets held for sale		-	150
		41	244
Others:			
Investment properties depreciation		12,511	12,465
Donations		70,969	40,762
Others		63,182	90,189
		146,662	143,416
		146,703	143,660
Net non-operating expenses	₩	(80,083)	(83,722)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

36. **Operating revenue**

Operating revenue for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Interest income	₩	18,573,817	12,743,981
Fees and commission income		1,167,226	1,175,314
Dividend income		47,776	18,545
Gain on financial instruments at FVTPL		13,264,230	16,706,480
Net gain on financial instruments designated at fair value through profit		4,335	2,673
Foreign currencies transaction gain		1,727,656	2,261,670
Gain on disposal of securities at FVTOCI		22,206	6,486
Gain on disposal of securities at amortized cost		-	5
Other operating income		448,963	892,368
	₩	35,256,209	33,807,522

37. **Income tax expense and deferred taxes**

(a) Details of income tax expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Current income tax expense	₩	776,672	885,074
Deferred taxes arising from changes in temporary differences		286,884	(200,601)
Deferred taxes arising from utilization of expired unused tax losses		18,851	42,329
Tax adjustment charged or credited directly to equity		(237,134)	208,801
Income tax expense	₩	845,274	935,603

(b) The income tax expense calculated by applying statutory tax rates to the Bank's taxable income differs from the actual tax expense in the separate statements of income for the years ended December 31, 2023 and 2022 for the following reasons:

		December 31, 2023	December 31, 2022
Profit before income tax	₩	3,457,386	3,567,476
Income tax expense at statutory tax rates		902,388	970,694
Adjustments:		(2,710)	(679)
Non-taxable income		8,315	7,462
Non-deductible expense		(79,059)	(45,223)
Decrease resulting from consolidated corporate tax system		13,375	(629)
Income tax paid(refund)		2,965	3,978
Others(impact of tax rate change, etc.)		845,274	935,603
Income tax expense	₩	24.45%	26.23%
Effective tax rate			

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. **Income tax expense and deferred taxes (continued)**

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023(*4)			
		Beginning Balance	Profit (loss)	Other comprehensive income (loss)	Ending Balance(*3)
Accrued income	₩	(184,714)	(20,179)	-	(204,893)
Accounts receivable		(23,772)	2,341	-	(21,431)
Securities at FVTPL		93,519	(83,630)	-	9,889
Investments in associates and subsidiaries		56,892	5,794	-	62,686
Deferred loan origination costs and fees		(133,273)	25,198	-	(108,075)
Revaluation and depreciation on property and equipment		(106,933)	1,405	-	(105,528)
Derivative assets (liabilities)		(48,271)	(72,134)	-	(120,405)
Deposits		37,047	(3,493)	-	33,554
Accrued expenses		91,301	(27,641)	-	63,660
Defined benefit obligations		339,906	(1,826)	57,140	395,220
Plan assets		(478,463)	21,127	-	(457,336)
Other provisions		67,598	84,194	-	151,792
Allowance for guarantees and acceptance		33,458	(1,821)	-	31,637
Allowance for advanced depreciation		(46,937)	177	-	(46,760)
Allowance for expensing depreciation		(202)	62	-	(140)
Net change in fair value of securities at FVTOCI		365,791	-	(292,379)	73,412
Donation payables		37,039	630	-	37,669
Allowance and bad debt		(325)	1	-	(324)
Compensation expenses associated with stock option		21	-	-	21
Fictitious dividends		17,068	531	-	17,599
Others		46,972	29,160	(1,894)	74,238
	₩	163,722	(40,104)	(237,133)	(113,515)
Expired unused tax losses Appropriation by extinctive prescription of deposit	₩	209,035	(18,851)	-	190,184
Temporary differences not qualified for deferred tax assets or liabilities Investments in associates and Subsidiaries (*1)(*2)		43,336	9,647	-	52,983
	₩	329,421	(68,602)	(237,133)	23,686

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. **Income tax expense and deferred taxes (continued)**

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows: (continued)

(*1) The effect of corporate tax by equity method evaluation is reasonably estimated by each investment company of the associates considering the applicable amount and feasibility of deferred tax.

(*2) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩213,415 million and ₩192,508 million for the years ended December 31, 2023 and 2022, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩12,721 million and ₩28,977 million for the years ended December 31, 2023 and 2022, respectively.

(*3) The tax rate was changed due to amendments of the tax law during the year of 2023, Income tax rate was changed, and accordingly, 26.4% of deferred tax assets (liabilities) expected to be realized after 2024 were applied.

(*4) The Bank is applying the temporary exemption provision for deferred corporate tax under K-IFRS No. 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022			
		Beginning Balance	Profit (loss)	Other comprehensive income (loss)	Ending Balance(*3)
Accrued income	₩	(186,356)	1,642	-	(184,714)
Accounts receivable		(26,660)	2,888	-	(23,772)
Securities at FVTPL		125,762	(32,243)	-	93,519
Investments in associates and subsidiaries		59,039	(2,147)	-	56,892
Deferred loan origination costs and fees		(150,107)	16,834	-	(133,273)
Revaluation and depreciation on property and equipment		(113,787)	6,854	-	(106,933)
Derivative liabilities		(88,483)	40,212	-	(48,271)
Deposits		24,430	12,617	-	37,047
Accrued expenses		57,468	33,833	-	91,301
Defined benefit obligations		406,345	13,087	(79,526)	339,906
Plan assets		(468,370)	(15,251)	5,158	(478,463)
Other provisions		80,087	(12,489)	-	67,598
Allowance for guarantees and acceptance		36,740	(3,282)	-	33,458
Allowance for advanced depreciation		(48,712)	1,775	-	(46,937)
Allowance for expensing depreciation		(273)	71	-	(202)
Net change in fair value of securities at FVTOCI		83,641	-	282,150	365,791
Donation payables		36,114	925	-	37,039
Allowance and bad debt		342	(667)	-	(325)
Compensation expenses associated with stock option		22	(1)	-	21
Fictitious dividends		16,613	455	-	17,068
Others		118,147	(72,194)	1,019	46,972
	₩	(37,998)	(7,081)	208,801	163,722
Expired unused tax losses Appropriation by extinctive prescription of deposit	₩	251,364	(42,329)	-	209,035
Temporary differences not qualified for deferred tax assets or liabilities Investments in associates and Subsidiaries (*1)(*2)		42,216	1,120	-	43,336
	₩	171,150	(50,530)	208,801	329,421

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows: (continued)

(*1) The effect of corporate tax by equity method evaluation is reasonably estimated by each investment company of the associates considering the applicable amount and feasibility of deferred tax.

(*2) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩192,508 million and ₩192,508 million for the years ended December 31, 2022 and 2021, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩28,977 million and ₩38,995 million for the years ended December 31,2022 and 2021, respectively.

(*3) The tax rate was changed due to amendments of the tax law at the end of 2022, Income tax rate was changed, and accordingly, 26.5% of deferred tax assets (liabilities) expected to be realized after 2023 were applied.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(d) Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects	
Net change in fair value of securities at FVTOCI	₩	(278,075)	73,411	(1,380,342)	365,791	(292,380)
Foreign currency translation differences for foreign operations		(61,455)	16,223	(69,665)	18,460	(2,237)
Remeasurements of defined benefit plans		(302,790)	79,937	(86,026)	22,797	57,140
Capital adjustments		1,085	(286)	2,373	(629)	343
	₩	(641,235)	169,285	(1,533,660)	406,419	(237,134)

		December 31, 2022		December 31, 2021		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects	
Net change in fair value of securities at FVTOCI	₩	(1,380,342)	365,791	(304,149)	83,641	282,150
Foreign currency translation differences for foreign operations		(69,665)	18,460	(63,445)	17,447	1,013
Remeasurements of defined benefit plans		(86,026)	22,797	(353,329)	97,165	(74,368)
Capital adjustments		2,373	(629)	5,106	(1,404)	6
	₩	(1,533,660)	406,419	(715,817)	196,849	208,801

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(e) The current tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Current tax assets:			
Prepaid income taxes	₩	8,511	6,039
Current tax liabilities:			
Payable due to consolidated tax system		118,716	426,134
Income taxes payables		6,898	15,468
	₩	125,614	441,602

(f) The deferred tax assets / liabilities and current tax assets / liabilities presented on a gross basis prior to any offsetting as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Deferred tax assets	₩	2,242,922	3,041,865
Deferred tax liabilities		2,219,236	2,712,444
Current tax assets		608,266	431,710
Current tax liabilities		725,369	867,273

(g) Global minimum corporate tax

The Bank is currently assessing the impact of the implementation of global minimum corporate tax legislation on its financial statements. Due to the complexity of the application of global minimum corporate tax legislation, it is challenging to reasonably estimate its impact on the financial statements. To address this, the bank has engaged tax professionals to conduct a thorough review.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

38. Earnings per share

(a) The calculation details of earnings per share for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Profit for the year	₩	2,612,112	2,631,873
Less: dividends on hybrid bonds		(89,140)	(64,269)
Profit available for common stock	₩	2,522,972	2,567,604
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	₩	1,591	1,619

Considering that the Bank had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2023 and 2022.

(b) Weighted average number of common shares outstanding for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

39. **Commitments and contingencies**

(a) Guarantees, acceptances and credit commitments as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Guarantees:			
Guarantee outstanding	₩	13,244,962	12,619,097
Contingent guarantees		4,226,835	4,452,971
ABS and ABCP purchase commitments		6,881,137	5,874,061
		24,352,934	22,946,129
Commitments to extend credit:			
Loan commitments in Korean won		87,262,843	81,319,128
Loan commitments in foreign currencies		22,211,697	20,077,539
Others		4,573,315	4,947,500
		114,047,855	106,344,167
Endorsed bills:			
Secured endorsed bills		44	10,025
Unsecured endorsed bills		10,519,665	7,046,806
		10,519,709	7,056,831
	₩	148,920,498	136,347,127

(b) Provision for acceptances and guarantees

Provision for acceptances and guarantees, as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Guarantees outstanding	₩	13,244,962	12,619,097
Contingent guarantees		4,226,835	4,452,971
ABS and ABCP purchase commitments		6,881,137	5,874,061
Secured endorsed bills		44	10,025
	₩	24,352,978	22,956,154
Provision for acceptances and guarantees	₩	127,534	126,258
Ratio (%)		52.00	55.00

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

39. **Commitments and contingencies (continued)**

(c) Legal contingencies

Pending litigations in which the Bank was involved as a defendant as of December 31, 2023 and 2022, are as follows:

December 31, 2023

Case	Number of claims	Claim amount	Description	Status
Deposit return	1	₩ 2,000	When the plaintiff signed a transfer contract to buy a stake in a limited company, the plaintiff set a pledge on the bank's deposit in the name of the transferor, but later requested the execution of the pledge.	The first instance is ongoing as of December 31, 2023.
Cheque return	1	2,000	The plaintiff presented a total of nine checks (₩2 billion in total) to the Bank. However, the payment was rejected due to the accident report caused by defraudation from the Bank. Therefore, the plaintiff claimed to be the legitimate holder of the cashier's check in this case and requested the payment of the check against the Bank.	The second instance is ongoing as of December 31, 2023.
Return of unjust earning	1	33,096	The plaintiff believes that the Bank of lenders including the Bank unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2023.
Others	170	107,498	It includes various cases, such as compensation for loss claim.	
	173	₩ 144,594		

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

39. Commitments and contingencies (continued)

(c) Legal contingencies (continued)

Pending litigations in which the Bank was involved as a defendant as of December 31, 2023 and 2022, are as follows (continued):

December 31, 2022

Case	Number of claims	Claim amount	Description	Status
Deposit return	1	₩ 4,606	The plaintiff alleges that the Bank has canceled the money received in his account without his consent and requested the Bank to pay the deposit equivalent to the amount.	The Bank won the first and second instance and the third instance is ongoing as of December 31, 2022.
Cheque return	1	2,000	The plaintiff presented a total of nine checks (₩2 billion in total) to the Bank. However, the payment was rejected due to the accident report caused by defraudation from the Bank. Therefore, the plaintiff claimed to be the legitimate holder of the cashier's check in this case and requested the payment of the check against the Bank.	The first instance is ongoing as of December 31, 2022.
Return of unjust earning	1	33,096	The plaintiff believes that the Bank of lenders including the Bank unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2022.
Others	152	67,383	It includes various cases, such as compensation for loss claim.	
	155	₩ 107,085		

As of December 31, 2023 and 2022, the Bank recorded a provision of ₩7,163 million and ₩4,247 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material effect on the Bank's separate financial statements.

(d) Principal guaranteed trusts or principal and interest guaranteed trusts

Book value of trusts with guarantee commitments of payments of principal or principal and interest as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Principal guarantee commitments:		
Market evaluation form	₩ 2,168,286	2,319,621
Book value evaluation form	1,372,607	1,468,910
	3,540,893	3,788,531
Principal and interest guarantee commitments:		
Book value evaluation form	1,833	1,807
	₩ 3,542,726	3,790,338
Principal in the money trusts	₩ 3,209,029	3,519,612
Accrued trust income	333,697	270,726

There may occur additional losses depending on the operating results of trust agreements.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

39. **Commitments and contingencies (continued)**

(e) Others

The Bank recognized ₩367.1 billion and ₩339.9 billion, respectively, in the estimated amount of damages, which is likely to be paid to fulfill its obligations as of December 31, 2023 and 2022, as provisions, for customer losses expected due to delayed redemption of Lime CI funds, etc. according to the Financial Dispute Mediation Committee of the Financial Supervisory Service and Resolution of Board of Directors. In this regard, the amount paid in advance for liquidity supply and the amount compensated through fact-checking is ₩341.1 billion and ₩326.8 billion, respectively, as of December 31, 2023 and 2022.

An investigation by the Financial Supervisory Service regarding the sale of Equity Linked Trust (ELT) and an investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

40. **Statements of cash flows**

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Cash	₩	2,009,999	2,122,289
Reserve deposits		10,732,094	8,477,472
Other deposits		9,590,949	5,803,068
Cash and due from banks		22,333,042	16,402,829
Less: Restricted due from banks(*)		(158,927)	(195,131)
Less: Due with original maturities of more than three months		(122,077)	(107,948)
	₩	22,052,038	16,099,750

(*) Items which meets the definition of cash in K-IFRS No. 1007 *'Statements of Cash Flows'* is excluded.

(b) Significant non-cash activities for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Debt-equity swap	₩	916	-
Accounts payable for purchase of property and equipment		92	(3,797)
Accounts payable for purchase of intangible assets		374,685	(117,743)
Recognition of right-of-use assets		240,025	223,862
Recognition of lease liabilities		200,867	184,089

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023				
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	707,184	23,670,126	30,935,213	274,482	55,587,005
Changes in cash flows		333	1,865,901	3,346,604	(135,504)	5,077,334
Amortization		-	481	(15,058)	8,957	(5,620)
Net foreign currencies transaction loss		-	160,403	55,931	(4,187)	212,147
Changes in fair value of hedged items		-	-	207,367	-	207,367
Others		(218,731)	-	-	174,981	(43,750)
Ending balance	₩	488,786	25,696,911	34,530,057	318,729	61,034,483

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

40. **Statements of cash flows(continued)**

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2023 and 2022 are as follows:(continued)

		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
		December 31, 2022				
Beginning balance	₩	(9,449)	20,345,021	34,956,862	293,662	55,586,096
Changes in cash flows		56	2,948,269	(3,650,073)	(147,935)	(849,683)
Amortization		-	(2,357)	(104)	5,332	2,871
Net foreign currencies transaction loss		-	379,193	310,452	12,380	702,025
Changes in fair value of hedged items		-	-	(681,924)	-	(681,924)
Others		716,577	-	-	111,043	827,620
Ending balance	₩	707,184	23,670,126	30,935,213	274,482	55,587,005

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions

(a) Significant balances with the related parties as of December 31, 2023 and 2022, are as follows:

Related party	Account		December 31, 2023	December 31, 2022
Subsidiaries				
Shinhan Bank Europe GmbH	Cash and due from banks	₩	72,250	143,923
	Loans		295,329	263,294
	Allowance for loan loss		(420)	(597)
	Other assets		2,081	1,714
	Deposits		66	91
	Borrowings		45,872	102,855
Shinhan Bank Cambodia	Cash and due from banks		670	1,504
	Loans		465,473	615,908
	Allowance for loan loss		(2,097)	(1,878)
	Other assets		6,626	5,855
	Borrowings		29,656	30,415
	Provisions		3	2
Shinhan Kazakhstan Bank Limited	Cash and due from banks		348	115
	Loans		-	38,019
	Allowance for loan loss		(3)	(165)
	Other assets		116	372
	Provisions		182	1,019
Shinhan Bank Canada	Cash and due from banks		991	5,370
	Loans		82,844	56,123
	Allowance for loan loss		(403)	(305)
	Other assets		1,314	341
	Deposits		84	185
	Borrowings		2,265	15,163
Shinhan Bank China Limited	Cash and due from banks		20,372	220,158
	Loans		116,161	1,024
	Allowance for loan loss		(291)	(463)
	Other assets		4,586	60
	Deposits		7,688	7,379
	Borrowings		21,014	108,432
	Provisions		161	190

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2023 and 2022, are as follows: (continued)

Related party	Account		December 31, 2023	December 31, 2022
Subsidiaries				
Shinhan Bank Japan	Cash and due from banks	₩	21,038	9,411
	Loans		109,599	120,394
	Allowance for loan loss		(82)	(132)
	Other assets		1,394	346
	Deposits		3,862	934
	Derivative liabilities		1,538	-
	Borrowings		241,605	161,647
Shinhan Bank Vietnam Ltd.	Cash and due from banks		11	2,371
	Loans		62,565	62,981
	Allowance for loan loss		(8)	(17)
	Other assets		257	422
	Deposits		51,830	30,903
	Derivative liabilities		2,009	167
	Borrowings		194,024	370,145
	Provisions		340	531
PT Bank Shinhan Indonesia	Cash and due from banks		4	233
	Derivative assets		1,044	-
	Loans		477,078	443,555
	Allowance for loan loss		(2,116)	(1,343)
	Other assets		2,630	1,878
	Deposits		4,991	4,571
	Derivative liabilities		5,144	7,365
Shinhan Bank Mexico	Loans		159,886	177,422
	Allowance for loan loss		(711)	(536)
	Other assets		1,307	1,188
	Provisions		15	5
Trust accounts	Other liabilities		297,329	137,894
Structured entities	Financial assets measured at FVTPL		2,220,964	2,410,801
	Derivative assets		8,673	6,021
	Loans		579,602	232,613
	Allowance for loan loss		(3,035)	(439)
	Other assets		53,998	45,630
	Deposits		51,719	13,822
	Derivative liabilities		16,500	46,168
	Provisions		58,051	49,786
	Other liabilities		2,895	106
Beneficiary certificates	Deposits		808	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2023 and 2022, are as follows: (continued)

Related party	Account		December 31, 2023	December 31, 2022
The parent company				
Shinhan Financial Group	Current tax assets	₩	2,856	1,814
	Deposits		22	2,188
	Current tax liabilities		118,716	426,134
	Other liabilities		65,424	55,204
Entities under common control				
Shinhan Card Co., Ltd.	Derivative assets		227	-
	Loans		35,524	407,242
	Allowance for loan loss		(5)	(66)
	Other assets		1,173	9,573
	Deposits		197,205	106,830
	Derivative liabilities		54,151	46,340
	Provisions		739	451
	Other liabilities		28,470	30,462
Shinhan Securities Co., Ltd.	Cash and due		8	-
	Financial assets designated at FVTPL(*2)		3,939	4,142
	Derivative assets		11,114	18,875
	Loans		384	-
	Other assets(*1)		11,076	1,942
	Deposits		731,856	1,110,223
	Derivative liabilities		1,892	1,153
	Provisions		155	133
	Other liabilities		39,710	38,643
Shinhan Life Insurance	Derivative assets		22,351	15,465
	Other assets		209,269	49
	Deposits		189,653	64,736
	Derivative liabilities		24,866	31,956
	Provisions		20	31
	Other liabilities		8,619	13,326
Shinhan Capital Co., Ltd.	Loans		280,000	-
	Allowance for loan loss		(30)	-
	Other assets		124	-
	Deposits		1,093	1,923
	Allowance for loan loss		10	16
	Other liabilities		13,152	13,152
Jeju Bank	Loans		1,825	1,906
	Allowance for loan loss		(1)	(2)
	Other assets		1	-
	Deposits		2,418	2,726
	Other liabilities		2,139	2,139
Shinhan Asset Management Co., Ltd.	Financial assets designated at FVTPL (*2)		34,456	26,205
	Deposits		9,670	27,476
	Other liabilities		417	480
Shinhan DS	Other assets		31,395	20,350
	Deposits		1,128	4,838
	Other liabilities		8,035	8,295
Shinhan Savings Bank	Other liabilities		10,356	8,987
Shinhan Fund Partners(*4)	Deposits		22,177	9,878
	Other liabilities		398	58

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(a) Significant balances with the related parties as of December 31, 2023 and 2022, are as follows: (continued)

Related party	Account		December 31, 2023	December 31, 2022
Entities under common control (continued)				
Shinhan AI	Other assets	₩	-	28
	Deposits		30	-
	Other liabilities		-	1,575
Shinhan REITs Management	Deposits		8,361	3,331
	Other liabilities		371	8
Shinhan Asset Trust Co., Ltd.	Loans		3,606	3,982
	Deposits		189,534	310,233
	Other liabilities		406	592
Shinhan Venture Investment Co., Ltd.	Deposits		8,041	11,003
	Other liabilities		14	10
Shinhan EZ General Insurance, Ltd.(*3)	Deposits		170	4
One-Shinhan Connect Fund 1	Deposits		289	22,009
One-Shinhan Connect Fund 2	Deposits		364	28,983
IMM Long-term Solutions Private Equity Fund	Deposits		3	619
	Other liabilities		-	7
Shinhan hyper connect venture fund Ⅰ	Deposits		5,435	-
SH Global Private Real Estate Investment Trust No.5	Derivative assets		4,282	-
	Derivative liabilities		-	5,837
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivative assets		-	333
Shinhan AIM Real Estate Fund No.15	Derivative liabilities		-	93
Shinhan AIM Fund of Fund 4	Derivative assets		-	38
	Derivative liabilities		204	511
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivative liabilities		32	454
Shinhan AIM Real Estate Fund No.22-A	Derivative assets		1,158	-
	Derivative liabilities		-	768
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivative assets		-	29
	Derivative liabilities		-	23
Shinhan Dollar Income Private Security Investment Trust No.2	Derivative assets		-	1,579
Kyobo-AXA Czech Republic-Praha Private Realestate Trust No.1	Derivative liabilities		-	173
Shinhan AIM Credit Fund 4-B	Derivative liabilities		1,730	-
Investments in associates and associates of entities under common control				
BNP Paribas Cardif Life Insurance Co., Ltd.	Deposits		2,984	18,745
Partners 4th Growth Investment Fund(*5)	Deposits		-	742
ICSF (The Korea's Information Center for Savings & Finance)	Deposits		7	2
KOREA FINANCE SECURITY	Deposits		132	415
Hermes Private Equity Fund(*5)	Deposits		-	218

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2023 and 2022, are as follows: (continued)

Related party	Account	December 31, 2023	December 31, 2022
Investments in associates and associates of entities under common control(continued)			
Korea Credit Bureau	Deposits	₩ 640	721
Goduck Gangil1 PFV Co., Ltd.	Loans	-	6,825
	Allowance for loan loss	-	(20)
	Deposits	11	3
SBC PFV Co., Ltd.	Deposits	13,113	21,163
Sprott Global Renewable Private Equity Fund I(*5)	Deposits	-	100
Goduck Gangil10 PFV Co., Ltd.	Loans	1,100	3,100
	Allowance for loan loss	(5)	(9)
	Deposits	7,568	26,880
Shinhan Global Healthcare Fund II	Deposits	1	1
IMM Special Situation Private Equity Fund(the number two of one)(*5)	Deposits	-	151
NV Station Private Equity Fund(*5)	Deposits	-	21
Korea Digital Asset Custody	Deposits	34	153
SW-S Fund(*5)	Deposits	-	112
WaveTechnology Co., Ltd.	Deposits	17	41
iPIXEL Co., Ltd.	Deposits	11	225
CJL No.1 Private Equity Fund	Deposits	265	603
Nova New Technology Investment Fund No.1	Deposits	-	215
DS Power Semicon Private Equity Fund	Deposits	-	100
Genesis No.1 Private Equity Fund(*5)	Deposits	-	19
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits	923	59
Newlake Growth Capital Partners2 PEF(*5)	Deposits	-	353
Logisvalley Shinhan REIT Co., Ltd.	Loans	33,000	43,000
	Allowance for loan loss	(36)	(28)
	Deposits	1,134	1,421
Shinhan-Albatross Tech Investment Fund	Deposits	2,229	3,402
Shinhan Global Active REIT Co., Ltd.	Deposits	206	393
SEOKWANG T&I	Deposits	1	1
Shinhan Time 1st Investment fund	Deposits	151	238
DeepBlue No.1 Private Equity Fund(*5)	Deposits	-	400
IMM GLOBAL PRIVATE EQUITY FUND(*5)	Deposits	-	4
NH-J&-IBKC Label New Technology Fund	Deposits	301	-
CAPSTONE General Private Real Estate Investment Trust No.26 (Professional Investors)	Deposits	1	-
Key management personnel			
	Loans	5,005	6,563
	Allowance for loan loss	(2)	(2)
	Provisions	2	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(a) Significant balances with the related parties as of December 31, 2023 and 2022, are as follows: (continued)

(*1) Includes right-of-use assets.
(*2) It includes the amount related to investments in structured entities.
(*3) For the year ended December 31, 2023, it has changed from investment in associates and associates of entities under common control to entities under common control.
(*4) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.
(*5) For the year ended December 31, 2023, it has been excluded from related parties.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows:

Related party	Account		December 31, 2023	December 31, 2022
Subsidiaries				
Shinhan Bank Europe GmbH	Interest income	₩	12,294	2,644
	Fees and commission income		206	134
	Reversal of (provision for) allowance		177	(140)
Shinhan Bank Cambodia	Interest income		26,447	12,518
	Fees and commission income		549	487
	Reversal of (provision for) allowance		(219)	(492)
	Interest expense		-	(7)
	Other operating expense		(1)	-
Shinhan Kazakhstan Bank Limited	Interest income		361	24
	Fees and commission income		356	624
	Other operating income		837	-
	Reversal of (provision for) allowance		162	(162)
	Other operating expense		-	(452)
Shinhan Bank Canada	Interest income		3,810	951
	Fees and commission income		405	153
	Other operating income		-	2
	Reversal of (provision for) allowance		(98)	(256)
	Interest expense		(5)	-
Shinhan Bank China Limited	Interest income		8,524	1,264
	Fees and commission income		417	338
	Reversal of (provision for) allowance		172	102
	Other operating income		29	-
	Interest expense		(64)	(330)
	Other operating expense		-	(24)
Shinhan Bank Japan	Interest income		4,679	1,911
	Fees and commission income		1,086	1,330
	Gain related to derivatives		709	-
	Other operating income		-	2
	Reversal of (provision for) allowance		50	(49)
	Interest expense		(40)	(8)
	Loss related to derivatives		(1,847)	-
-	Other operating expense		(430)	-
Shinhan Bank Vietnam Ltd.	Interest income		42	1,570
	Fees and commission income		1,750	1,932
	Gain related to derivatives		1,359	-
	Other operating income		191	-
	Reversal of (provision for) allowance		9	(2)
	Interest expense		(16,310)	(8,514)
	Loss related to derivatives		-	(978)
	Other operating expense		-	(103)
Shinhan Indonesia	Interest income		27,672	10,264
	Fees and commission income		766	438
	Gain related to derivatives		2,758	-
	Loss related to derivatives		-	(650)
	Reversal of (provision for) allowance		(773)	(393)
Shinhan Bank America	Fees and commission income		283	300

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party	Account	December 31, 2023	December 31, 2022
Subsidiaries			
Shinhan Bank Mexico	Interest income ₩	10,304	3,408
	Fees and commission income	555	189
	Other operating income	-	5
	Reversal of (provision for) allowance	(175)	(138)
	Other operating expense	(10)	-
Trust Accounts	Fees and commission income	18,935	18,371
	Interest expense	(8,192)	(3,957)
Structured entities	Interest income	110,172	56,002
	Fees and commission income	23,601	13,506
	Gain related to derivatives	34,988	6,416
	Other operating income	-	1,666
	Reversal of (provision for) allowance	(2,596)	(368)
	Interest expense	(21)	(3)
	Loss related to derivatives	(28,906)	(50,001)
	Other operating expense	(7,745)	-
The parent company			
Shinhan Financial Group	Fees and commission income	2	3
	Other operating income	1,523	1,886
	Interest expense	(514)	(221)
	Fees and commission expense	(41,682)	(41,682)
	Other operating expense	(402)	(584)
Entities under common control			
Shinhan Card Co., Ltd.	Interest income	7,193	4,235
	Fees and commission income	176,704	165,870
	Gain related to derivatives	1,672	2,832
	Other operating income	6,312	5,728
	Interest expense	(899)	(274)
	Fees and commission expense	(8,427)	(9,482)
	Loss related to derivatives	(15,408)	(30,976)
	Reversal of (provision for) allowance	60	(67)
	Other operating expense	(288)	(21)
Shinhan Securities Co., Ltd.	Interest income	149	1,002
	Fees and commission income	4,243	4,893
	Gain and losses related to financial instruments measured at FVTPL(*1)	137	(26)
	Gain related to derivatives	48,754	81,866
	Other operating income	8,331	7,318
	Interest expense	(15,851)	(6,449)
	Fees and commission expense	-	(22)
	Loss related to derivatives	(36,773)	(68,389)
	Reversal of (provision for) allowance	-	37
	Other operating expense	(417)	(637)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party	Account	December 31, 2023	December 31, 2022
Entities under common control			
Shinhan Life Insurance Co., Ltd.	Fees and commission income ₩	3,557	9,658
	Gain related to derivatives	36,654	54,710
	Other operating income	3,639	3,814
	Interest expense	(2,620)	(1,719)
	Fees and commission expense	(576)	(569)
	Loss related to derivatives	(16,823)	(53,308)
Shinhan Capital Co., Ltd.	Interest income	5,986	-
	Fees and commission income	27	26
	Other operating income	1,157	920
	Interest expense	(478)	(236)
	Reversal of (provision for) allowance	(30)	-
	Other operating income	6	-
Jeju Bank	Interest income	2	2
	Other operating income	635	589
	Interest expense	(71)	(38)
	Reversal of (provision for) allowance	1	-
Shinhan Asset Management Co., Ltd	Gains and losses related to financial Instruments measured at FVTPL(*1)	8,251	5,799
	Fees and commission income	37	47
	Gain related to derivatives	262	-
	Other operating income	141	139
	Interest expense	(130)	(864)
	Fees and commission expense	(1,432)	(1,409)
Shinhan DS	Fees and commission income	4	-
	Other operating income	1,014	899
	Interest expense	(246)	(138)
	Other operating expense	(82,313)	(81,255)
Shinhan Savings Bank	Fees and commission income	1,295	1,520
	Other operating income	939	774
	Interest expense	(322)	(186)
Shinhan Fund Partners(*3)	Fees and commission income	44	47
	Other operating income	168	160
	Interest expense	(803)	(165)
Shinhan REITs Management	Interest expense	(191)	(40)
Shinhan AI	Other operating income	102	100
	Fees and commission expense	(6,365)	(6,921)
Shinhan Asset Trust Co., Ltd.	Interest income	(3,960)	(2,070)
	Fees and commission income	25	24
	Interest expense	(1,952)	(2,095)
	Fees and commission expense	(25)	(340)
Shinhan Venture Investment Co., Ltd.	Fees and commission income	1	-
	Interest expense	(287)	(199)
Shinhan EZ General Insurance, Ltd.(*2)	Fees and commission income	5	2
	Interest expense	-	(1)
One-Shinhan Connect Fund 1	Fees and commission income	13	-
	Interest expense	(8)	(44)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party	Account		December 31, 2023	December 31, 2022
Entities under common control				
One-Shinhan Connect Fund 2	Fees and commission income	₩	4	-
	Interest expense		(10)	(18)
IMM Long-term Solutions Private Equity Fund	Interest expense		(2)	(10)
Shinhan hyper connect venture fund Ⅰ	Interest expense		(6)	-
	Fees and commission income		3	
SH Global Private Real Estate Investment Trust No.5	Gain related to derivatives		9,715	-
	Loss related to derivatives		(34)	(5,837)
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Gain related to derivatives		2,311	333
Shinhan AIM Real Estate Fund No.15	Loss related to derivatives		(6)	(93)
Shinhan AIM Fund of Fund 4	Gain related to derivatives		1,965	38
	Loss related to derivatives		(354)	(511)
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Gain related to derivatives		2,025	-
	Loss related to derivatives		(105)	(454)
Shinhan AIM Real Estate Fund No.22-A	Gain related to derivatives		2,095	-
	Loss related to derivatives		-	(768)
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Gain related to derivatives		932	29
	Loss related to derivatives		(480)	(23)
Shinhan Dollar Income Private Security Investment Trust No.2	Gain related to derivatives		-	1,579
	Loss related to derivatives		(1,876)	-
Kyobo-AXA Czech Republic-Praha Private Realestate Trust No.1	Gain related to derivatives		617	-
	Loss related to derivatives		-	(173)
SH Lifetime Income TIF Mixed Asset Investment Trust	Gain related to derivatives		18	-
SH Long-Term Growth TDF 2030 Security Investment Trust	Gain related to derivatives		44	-
SH Long-Term Growth TDF 2035 Security Investment Trust	Gain related to derivatives		42	-
Shinhan AIM Credit Fund 4-B	Loss related to derivatives		(1,957)	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party	Account	December 31, 2023	December 31, 2022
Investments in associates and associates of entities under common control			
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income	₩ 3,695	1,283
	Interest expense	(57)	(52)
Partners 4th Growth Investment Fund(*4)	Interest expense	-	(12)
KOREA FINANCE SECURITY	Fees and commission income	4	6
Korea Credit Bureau	Fees and commission income	14	13
Goduck Gangil1 PFV Co., Ltd	Interest income	143	377
	Reversal of (provision for) allowance	20	31
SBC PFV Co., Ltd	Fees and commission income	-	808
	Interest expense	(13)	(23)
Goduck Gangil10 PFV Co., Ltd	Interest income	69	171
	Interest expense	(647)	(738)
	Reversal of (provision for) allowance	4	14
CJL No.1 Private Equity Fund	Interest expense	(10)	(7)
iPIXEL Co., Ltd.	Interest income	-	1
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense	(1)	(1)
Logisvalley Shinhan REIT Co., Ltd.	Interest income	1,841	1,018
	Interest expense	(2)	(1)
	Reversal of (provision for) allowance	(8)	(28)
Shinhan-Albatross tech investment Fund	Interest expense	(4)	(7)
Newlake Growth Capital Partners2 PEF(*4)	Interest expense	-	(1)
Shinhan Global Active REIT Co.Ltd.	Interest expense	(2)	(1)
DeepBlue No.1 Private Equity Fund(*4)	Interest expense	-	(2)
NH-J&-IBKC Label New Technology Fund	Interest expense	(12)	-
Key management personnel			
	Interest income	242	205

(*1) The amount of investment profits and losses related to structured entities is included.

(*2) For the year ended December 31, 2023, it has changed from investment in associates and associates of entities under common control to entities under common control.

(*3) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

(*4) For the year ended December 31, 2023, it has been excluded from related parties.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(c) Details of transactions with key management for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Short and long term employee benefits	₩	11,530	11,742
Post-employment benefits		364	395
Share-based payment transactions		6,170	4,345
	₩	18,064	16,482

(d) The guarantees provided between the related parties as of December 31, 2023 and 2022, are as follows:

		Amount of guarantees		
Guaranteed party		December 31, 2023	December 31,2022	Account
Shinhan Bank China Limited	₩	77,952	90,828	Financial guarantee (payment guarantee method)
Shinhan Bank Cambodia		645	634	Financial guarantee (payment guarantee method)
Shinhan Kazakhstan Bank Limited		20,955	216,376	Financial guarantee (payment guarantee method)
		3,958	3,833	Payment guarantee
Shinhan Bank Vietnam Ltd.		497,580	408,747	Financial guarantee (payment guarantee method)
Shinhan Bank Mexico		10,315	6,337	Unused credit limit
Structured entities(*1)		5,200,289	4,138,341	ABCP purchase commitments
		242,002	431,959	Unused credit limit
		-	30,424	Financial guarantee (payment guarantee method)
		-	16,826	Financial guarantee (letter of credit method)
		1,991	2,027	Payment guarantee
		1,070,828	1,045,050	Security underwriting commitment(*2)
Shinhan Securities Co., Ltd.		19,000	19,000	Note purchase agreement
		383,836	382,692	Unused credit limit
Shinhan Card Co., Ltd.		433,221	301,207	Unused credit limit
		36,877	36,878	Financial guarantee (letter of credit method)
Shinhan Life Insurance Co., Ltd		100,000	400,000	Unused credit limit
Shinhan Capital Co., Ltd.		40,000	40,000	Unused credit limit
BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit limit
Key management personnel		3,241	2,143	Unused credit limit
	₩	8,152,690	7,583,302	

(*1) The amount of guarantees of the ABCP purchase commitments for a structured entity is the total ABCP purchase commitments amount, less the balance of the ABCP held as of December 31, 2023.

(*2) The amount is for subsidiaries and associates, which are structured entities, under common control.

In addition to the abovementioned payment guarantee, the Bank provides LOC (Letter of Comfort) for borrowings of subsidiaries.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(e) Collaterals provided to related parties

i) Details of collaterals provided to the related parties as of December 31, 2023 and 2022, are as follows:

	Related party	Pledged assets		December 31, 2023 Carrying amounts	December 31, 2023 Amounts collateralized	December 31, 2022 Carrying amounts	December 31, 2022 Amounts collateralized
Subsidiary	Shinhan Bank Japan	Securities	₩	484,341	475,332	480,067	480,067
Entities under common control	Shinhan Life Insurance Co., Ltd.	Securities		10,008	10,008	10,055	10,055
			₩	494,349	485,340	490,122	490,122

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(e) Collaterals provided to related parties (continued)

ii) Details of collaterals provided by the related parties as of December 31, 2023 and 2022, are as follows:

	Related party	Pledged assets		December 31, 2023	December 31, 2022
Subsidiaries	Maestro YS Co., Ltd.	Trust	₩	54,000	54,000
	Bright Unjung Co., Ltd.	Trust		54,000	54,000
		Stocks		44,400	44,400
	GIB DM Co., Ltd.	Stocks		-	14,160
	Maestro ER Co., Ltd.	Real estate		78,000	78,000
	Maestrogongdeok Co., Ltd.	Real estate		48,600	48,600
	MAESTRO st Co., Ltd.	Trust and real estate		-	48,000
	GIBDAEMYUNG 1st Co., Ltd.	Trust		84,000	84,000
	Richgate GS Co., Ltd.	Real estate and accounts receivable trust		120,000	-
	MaestroDcube Co., Ltd.	Real estate		60,000	60,000
	MAESTRO DS Co., Ltd.	Trust		318,000	318,000
	GIB st Co., Ltd.	Trust		-	59,400
	GIB JDT Co., Ltd.	Trust		49,200	36,000
		Deposit Return Bond		49,200	36,000
		Stocks		36,000	36,000
	GIB Caps Co., Ltd.	Stocks		-	72,000
	GIB YB Co., Ltd.	Real estate		23,520	23,520
	GIB Portfolio A 3rd Co., Ltd.	Real estate		-	264,000
	S-bright Hongdae Co., Ltd.	Real estate		169,920	169,920
	S-bright Pangyo Co., Ltd.	Trust		48,000	48,000
	S-Tiger energy Co., Ltd.	Real estate		48,000	48,000
	S-Tiger Jeju Co., Ltd.	Real estate		30,000	30,000
	Rich gate Shinseol Corp.	Real estate		14,280	14,280
	S-Tiger K Co., Ltd	Real estate		96,000	96,000
	GIB Saha Co., Ltd.	Stocks		33,800	33,800
	GIB Magok Co., Ltd.	Trust and Stocks		288,000	288,000
	Rich gate Yongsan Corp.	Trust		72,000	72,000
	GIB st 2nd Co., Ltd.	Trust		38,400	38,400
	Shinhan GIB Logen Co., Ltd.	Stocks		-	48,000
	GIB Doowol Co., Ltd.	Stocks		24,000	24,000
	GIB Haeundae Co., Ltd.	Stocks		37,200	37,200
	S-Tiger 1st Co., Ltd.	Trust		36,000	36,000
	GIB Chowol Co., Ltd.	Stocks		24,000	24,000
	Rich gate Box Corp.	Real estate and Deposits		86,222	86,222
	Rich gate Alpha Corp.	Real estate		768,000	768,000
	Rich gate Jaseok Corp.	Real estate		79,080	79,080
	GIB Shinchon Co., Ltd.	Real estate		98,400	98,400
	Rich gate N Corp.	Real estate		42,840	42,840
	Shinhan GIB Hwasung Co., Ltd.	Stocks		36,000	36,000
	Shinhan GIB Mirae Co., Ltd.	Stocks		12,000	12,000
	GIB Pungmoo Co., Ltd.	Trust and Stocks		84,500	84,500
	GIB Sahwa Co., Ltd.	Stocks		48,000	48,000
	RICHGATE GANGNAM Co., Ltd.	Real estate		48,000	48,000
	GIB YD Co., Ltd.	Real estate		3,600	3,600
	GIB HOMEPLUS. Co., Ltd.	Trust		22,800	22,800
	RICH GATE GANGSEO Co., Ltd.	Trust		48,000	48,000
	Rich gate H Corp.	Trust		60,000	60,000
	S TIGER CLEAN CO., Ltd.	Trust		54,000	-
	S Solution YD Co., Ltd	Trust		180,000	-

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(e) Collaterals provided to related parties (continued)

ii) Details of collaterals provided by the related parties as of December 31, 2023 and 2022, are as follows: (continued)

	Related party	Pledged assets	December 31, 2023	December 31, 2022
Entities under common control	Shinhan Securities Co., Ltd.	Deposits	309,650	266,600
	Jeju Bank	Government bonds	40,000	40,000
	Shinhan Life Insurance Co., Ltd.	Government bonds	10,000	378,000
	Shinhan Capital Co., Ltd.	Government and corporate bonds	364,000	-
	Shinhan Card Co., Ltd.	Deposits	180	180
		Bonds	237,986	520,000
Investments in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Public bonds	2,400	12,400
	iPIXEL Co., Ltd.	Electronic Credit Guarantees	-	190
	Logisvalley Shinhan REIT Co., Ltd.	Trust	39,600	51,600
Key management personnel		Real estate	4,417	8,073
		Deposits etc.	1,127	1,306
		Guarantees	1,308	3,092
		₩	4,660,630	5,056,563

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(f) Transactions with related parties

i) Details of major lease and collection of related parties as of December 31, 2023 and 2022, are as follows:

	Related party		Beginning balance(*1)	Rental(*2)	Recovery (*2)(*3)	Ending balance (*1)
			December 31, 2023			
Subsidiaries	Shinhan Bank China Limited	₩	1,024	296,308	(181,171)	116,161
	Shinhan Bank Vietnam Ltd.		62,981	421,143	(421,559)	62,565
	Shinhan Bank Canada		56,123	95,080	(68,359)	82,844
	Shinhan Bank Europe GmbH		263,294	452,777	(420,742)	295,329
	Shinhan Bank Cambodia		615,908	462,792	(613,227)	465,473
	Shinhan Bank Mexico		177,422	205,362	(222,898)	159,886
	Shinhan Bank Indonesia		443,555	189,812	(156,289)	477,078
	Shinhan Bank Japan		120,394	283,233	(294,028)	109,599
	Shinhan Kazakhstan Bank Limited		38,019	-	(38,019)	-
	Structured entities		232,613	566,177	(219,188)	579,602
Entities under common control	Shinhan Card Co., Ltd.		407,242	28,704	(400,422)	35,524
	Jeju Bank		1,906	1,892	(1,973)	1,825
	Shinhan Capital Co., Ltd.		-	281,621	(1,621)	280,000
	Shinhan Securities Co., Ltd.		-	385	(1)	384
Investment in associates	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(6,825)	-
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(2,000)	1,100
	Logisvalley Shinhan REIT Co., Ltd.		43,000	33,000	(43,000)	33,000
Key Management personnel			6,563	3,154	(4,712)	5,005
		₩	2,479,969	3,321,440	(3,096,034)	2,705,375

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.
(*3) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. <u>Related party transactions (continued)</u>

(f) Transactions with related parties (continued)

i) Details of major lease and collection of related parties as of December 31, 2023 and 2022, are as follows (continued):

	Related party		Beginning balance(*1)	Rental(*2)	Recovery (*2)(*3)	Ending balance (*1)
				December 31, 2022		
Subsidiaries	Shinhan Bank China Limited	₩	226,855	34,727	(260,558)	1,024
	Shinhan Bank Vietnam Ltd.		38,882	146,742	(122,643)	62,981
	Shinhan Bank Canada		13,959	57,340	(15,176)	56,123
	Shinhan Bank Europe GmbH		201,926	504,437	(443,069)	263,294
	Shinhan Bank Cambodia		446,934	664,289	(495,315)	615,908
	Shinhan Bank Mexico		128,745	268,927	(220,250)	177,422
	Shinhan Bank Indonesia		304,674	602,020	(463,139)	443,555
	Shinhan Bank Japan		41,493	402,777	(323,876)	120,394
	Shinhan Kazakhstan Bank Limited		-	38,019	-	38,019
	Structured entities		75,132	224,270	(66,789)	232,613
Entities under common control	Shinhan Card Co., Ltd.		28,709	408,649	(30,116)	407,242
	Jeju Bank		2,060	3,893	(4,047)	1,906
	Shinhan Securities Co., Ltd.		136,155	-	(136,155)	-
Investment in associates	Goduck Gangil1 PFV Co., Ltd.		12,000	-	(5,175)	6,825
	Goduck Gangil10 PFV Co., Ltd.		7,600	-	(4,500)	3,100
	iPIXEL Co., Ltd.		55	-	(55)	-
	Logisvalley Shinhan REIT Co., Ltd.		-	43,000	-	43,000
Key Management personnel			6,150	4,590	(4,177)	6,563
		₩	1,671,329	3,403,680	(2,595,040)	2,479,969

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.
(*3) It includes gains and losses of foreign exchange regarding overseas subsidiaries. .

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Details of significant redemption and borrowings of related parties as of December 31, 2023 and 2022, are as follows:

	Related party	Account		December 31, 2023 Beginning balance	Rental	Recovery, Etc. (*1)	Ending balance
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	₩	102,855	104,981	(161,964)	45,872
	Shinhan Bank Japan	Borrowing		161,647	459,305	(379,347)	241,605
	Shinhan Bank Canada	Borrowing		15,163	11,786	(24,684)	2,265
	Shinhan Bank China Limited	Borrowing		108,432	47,863	(135,281)	21,014
	Shinhan Bank Vietnam Ltd.	Borrowing		370,145	1,262,163	(1,438,284)	194,024
	Shinhan Bank Cambodia	Borrowing		30,415	122,795	(123,554)	29,656
	S-Tiger Games Co., Ltd.	Deposit (*2)		1,033	4	(1,037)	-
Entities under common control	Shinhan Securities Co., Ltd.	Deposit (*2)		497,743	26,495	(479,267)	44,971
	Shinhan Card Co., Ltd.	Deposit (*2)		595	50,000	(400)	50,195
	Shinhan Asset Management Co., Ltd.	Deposit (*2)		10,341	-	(10,341)	-
	Shinhan Fund Partners(*3)	Deposit (*2)		5,000	29,000	(19,000)	15,000
	Shinhan DS	Deposit (*2)		3,000	-	(3,000)	-
	Shinhan Asset Trust Co., Ltd.	Deposit (*2)		100,000	50,172	(100,000)	50,172
	Shinhan Life Insurance Co., Ltd.	Deposit (*2)		24,565	10,980	(4,300)	31,245
	Shinhan REITs Management Co., Ltd.	Deposit (*2)		3,000	6,100	(1,000)	8,100
	Shinhan Venture Investment Co., Ltd.	Deposit (*2)		10,500	5,000	(7,500)	8,000
	IMM Long-term Solutions Private Equity Fund	Deposit (*2)		609	-	(609)	-
Associate of entity under joint control(*4)	NH-J&-IBKC Label Technology Fund	Deposit (*2)		-	335	(87)	248
	CJL No.1 Private Equity Fund	Deposit (*2)		603	-	(338)	265
			₩	1,445,646	2,186,979	(2,889,993)	742,632

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.
(*2) The details of settlements among related parties, such as depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*3) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.
(*4) The amount of ₩4 million in deposits of DeepBlue No.1 Private Equity Fund, which is excluded from related parties was excluded from the beginning balance.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Details of significant redemption and borrowings of related parties as of December 31, 2023 and 2022, are as follows (continued):

	Related party	Account		Beginning balance	Rental	Recovery, Etc. (*1)	Ending balance
				December 31, 2022			
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	₩	73,791	258,029	(228,965)	102,855
	Shinhan Bank Japan	Borrowing		72,619	527,785	(438,757)	161,647
	Shinhan Bank Canada	Borrowing		11,049	47,850	(43,736)	15,163
	Shinhan Bank China Limited	Borrowing		15,969	248,423	(155,960)	108,432
	Shinhan Bank Vietnam Ltd.	Borrowing		380,229	1,305,082	(1,315,166)	370,145
	Shinhan Bank Cambodia	Borrowing		-	94,133	(63,718)	30,415
	S-Tiger Games Co., Ltd.	Deposit(*2)		-	1,033	-	1,033
Entities under common control	Shinhan Securities Co., Ltd.	Deposit(*2)		142,000	355,743	-	497,743
	Shinhan Card Co., Ltd.	Deposit(*2)		2,395	-	(1,800)	595
	Shinhan Asset Management Co., Ltd.	Deposit(*2)		78,911	9,968	(78,538)	10,341
	Shinhan Fund Partners(*3)	Deposit(*2)		12,000	10,000	(17,000)	5,000
	Shinhan DS	Deposit(*2)		-	3,000	-	3,000
	Shinhan Asset Trust Co., Ltd.	Deposit(*2)		180,000	50,000	(130,000)	100,000
	Shinhan Life Insurance Co., Ltd.	Deposit(*2)		1,245	23,320	-	24,565
	Shinhan REITs Management Co., Ltd.	Deposit(*2)		-	3,000	-	3,000
	Shinhan Venture Investment Co., Ltd.	Deposit(*2)		-	12,000	(1,500)	10,500
	IMM Long-term Solutions Private Equity Fund	Deposit(*2)		-	609	-	609
Associate of entity under joint control	CJL No.1 Private Equity Fund	Deposit(*2)		-	603	-	603
	DeepBlue No.1 Private Equity Fund	Deposit(*2)		-	400	-	400
			₩	970,208	2,950,978	(2,475,140)	1,446,046

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.
(*2) The details of settlements among related parties, such as depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*3) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31, 2023 and 2022, the major commitments related to derivative assets and liabilities with related parties are as follows.

	Related party	Classification of commitments		December 31, 2023	December 31, 2022
Entities under common control	Shinhan Life Insurance Co., Ltd.	Derivatives	₩	1,507,630	1,001,557
	Shinhan Card Co., Ltd.	Derivatives		715,529	898,006
	Shinhan Securities Co., Ltd.	Derivatives		666,955	567,315
	SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivatives		-	47,524
	SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivatives		29,103	27,609
	Shinhan Dollar Income Private Security Investment Trust No.2	Derivatives		-	37,639
	Shinhan AIM Fund of Fund 4	Derivatives		30,715	30,904
	Shinhan AIM Real Estate Fund No.22-A	Derivatives		26,573	24,575
	SH Global Private Real Estate Investment Trust No.5	Derivatives		196,505	194,657
	SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivatives		-	11,706
	Kyobo-AXA Czech Republic-Praha Private Realestate Trust No.1	Derivatives		-	8,390
	Shinhan AIM Credit Fund 4-B	Derivatives		66,682	-
	Shinhan AIM Real Estate Fund No.15	Derivatives		-	2,128

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31, 2023 and 2022, the major commitments related to derivative assets and liabilities with related parties are as follows. (continued)

	Related party	Classification of commitments		December 31, 2023	December 31, 2022
Subsidiaries	Shinhan Bank Vietnam Ltd.	Derivatives	₩	41,864	64,842
	PT Bank Shinhan Indonesia	Derivatives		145,962	82,504
	MPC Yulchon Green 1st	Derivatives		-	1,900
	MPC Yulchon 1st	Derivatives		28,200	42,900
	Shinhan-S-Russell Co., Ltd.	Derivatives		11,250	22,500
	MAESTROST Co., Ltd.	Derivatives		-	40,000
	Maestrogongdeok Co., Ltd.	Derivatives		40,000	40,000
	S-redefine 10th Co., Ltd.	Derivatives		40,000	40,000
	GIBDAEMYUNG 1st Co., Ltd	Derivatives		50,000	55,000
	GIB Porter 2nd Co., Ltd.	Derivatives		-	60,847
	Shinhan Display 3rd Co., Ltd.	Derivatives		-	100,000
	MAESTRO H Co., Ltd.	Derivatives		-	50,000
	MaestroDcube Co., Ltd.	Derivatives		50,000	50,000
	MAESTRO landmark Co., Ltd.	Derivatives		-	150,000
	SH ROAD No.1 Co., Ltd.	Derivatives		-	16,826
	GIB. Portfolio A 3rd Co., Ltd	Derivatives		-	30,000
	S-Tiger 10th Co., Ltd.	Derivatives		175,000	200,000
	Maestro YS Co., Ltd.	Derivatives		-	45,000
	Maestro ER Co., Ltd.	Derivatives		-	30,000
	GIB County 1st Co., Ltd.	Derivatives		20,740	19,644
	S-Tiger Energy Co., Ltd.	Derivatives		38,818	40,000
	S-Tiger K Co., Ltd.	Derivatives		80,000	80,000
	S-bright Pangyo Co., Ltd.	Derivatives		40,000	40,000
	S-Tiger Lip Co., Ltd.	Derivatives		30,000	30,000
	Bright Unjung Co., Ltd.	Derivatives		37,000	37,000
	GIB HC 1st Co., Ltd.	Derivatives		31,053	29,412
	Rich gate shinseol Corp.	Derivatives		11,900	11,900
	MPC Yulchon II	Derivatives		36,100	41,200
	S-Tiger Jeju Co., Ltd.	Derivatives		25,000	25,000
	S-Tiger First Co., Ltd.	Derivatives		30,000	30,000
	GIB EMT Co., Ltd.	Derivatives		-	40,000
	S-Bright LDC Co., Ltd.	Derivatives		50,000	50,000
	GIB AL 1st Co., Ltd.	Derivatives		31,580	29,911
	Rich gate N Corp.	Derivatives		13,900	13,900
	Rich gate Alpha Corp.	Derivatives		50,000	50,000
	Rich gate Jaseok Corp.	Derivatives		14,000	14,000
	S-first 1st Co., Ltd.	Derivatives		-	100,000
	OSHC Co., Ltd.	Derivatives		31,766	30,087
	S-tiger NM Co., Ltd.	Derivatives		100,000	-
	S-Tiger Loex No.2 Co., Ltd.	Derivatives		40,000	-
	S-tiger H Co., Ltd.	Derivatives		50,000	-
	Shinhan Display 4th Co., Ltd.	Derivatives		100,000	-
	GIB Porter 2nd Co., Ltd.	Derivatives		30,000	-
	S Solution B.O., Ltd.	Derivatives		66,200	-
	S TIGER EMT Co., Ltd.	Derivatives		150,000	-
	S TIGER LPD CO., Ltd.	Derivatives		150,000	-
	SH ROAD 2ND CO., Ltd.	Derivatives		20,000	-
			₩	5,100,025	4,686,383

Notes to the Separate Financial Statements (Continued)

For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(h) Major investment and collection transactions

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023		
	Related party	**Investment**	**Collection**
Subsidiaries and investments in associates	Shinhan-Albatross Technology Investment Fund ₩	-	1,000
	Korea Credit Bureau	-	45
	Neoplux Technology Valuation Investment Fund	-	3,331
	All Together Korea Fund 6	105	105
	All Together Korea Fund 7	105	105
	One Shinhan Connect Fund 1	-	208
	One Shinhan Connect Fund 2	-	6,130
	Shinhan SKS Corporate Recovery Private Equity Fund	6,682	298
	One Shinhan Futures Fund 1	-	612
	One Shinhan Futures Fund 3	-	309
	DDI LVC Master Real Estate Investment Trust Co., Ltd.	450	-
	BTS 2nd Private Equity Fund	2,200	-
	One Shinhan Mezzanine Fund 1	10,000	-
	Shinhan hyper connect venture fund I	15,200	-
	Shinhan global flagship venture fund 1	18,000	
	One Shinhan Future's Fund 2	-	199
	Shinhan hyper future's venture fund 1	319	-
	KST-SH Laboratory Investment Fund No.1	-	260
	SBC PFV Co., Ltd.	1,875	-
	Shinhan-Daesung Contents Fund	-	1,205
Entities under common control and investments in associates under common control	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]	-	10,147
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust	-	1,822
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1	-	8,821
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1	1,204	3,199
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1	48	-
	SHINHAN NPS RENEWABLE FUND NO.1	212	7,238
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2	3,500	3,389
	Shinhan AIM Investment Finance Specialized Investment Trust No. 2	78	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1	7,471	124
	Shinhan AIM FoF Fund 6	4,298	772
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3	3,500	-
	SHBNPP Startup Venture Alpha Professional Investment Type Private Equity Mixed Asset Trust No.1	525	-
	Shinhan ESG Bond Specialized Investment Trust No. 1	-	8,779
	Shinhan AIM Investment Finance Specialized Investment Trust No. 3	1,250	-
	SH Venture Professional Investment Type Private Investment Trust No.4	14,000	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3	14,339	9
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2	2,100	-
	SH Digital New Deal BTL General Type Private Mixed Asset Investment Trust	9,414	23
	Shinhan Subway line no.9 Private Mixed Asset	-	6,619
	Shinhan AIM FoF Fund 9-C	4,335	398
	Shinhan Venture General Private Investment Trust No.5	21,000	-
	Shinhan Greenway Corporate Investment FUND NO.1	12,500	-
	SH BGT Private Special Asset Investment Trust No.2	8,154	-
	SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1[FoFs]	20	-
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust	8,082	-
	SH Venture Private Investment Trust No.6	14,000	-
	SH-LS Global Green Way Private Special Asset	13,218	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

					December 31, 2023
	Related party			Investment	Collection
Entities under	Shinhan One Flagship Real Estate Development Fund 1	₩		6,255	-
common control	Shinhan KKR Global Program Private Investment			21,376	-
and investments in	SH Dollar Short-term Security Investment Trust No.1[Bond]			12,894	-
associates under	SH Brookfield Infrastructure Fund V Private Special Asset Investment				
common control	Trust No.2-A(USD)[FoFs]			6,125	-
(continued)	SH Special Situation Private Real Estate Feeder Investment Trust No.1			10,702	-
	Shinhnan Corporate Opportunities Investment private Mixed Asset Investment Trust			11,807	-
	SH Green Infrastructure Private Special Asset Investment Trust No.1			1,213	-
	Shinhan The Credit Private Mixed Asset Trust No.01			10,000	-
	DB EB private investment fund2			2,000	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3			-	6,993
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3			-	11,610
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2			-	877
	SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust			-	18,743
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust			2	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2			-	2,690
	Mastern Opportunity Seeking Real Estate Fund II			-	1,575
	SIMONE Mezzanine Fund No.3			-	1,312
	PHAROS DK FUND			-	635
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2			10,989	6,443
	Shinhan JigaeNamsan Road Private Special Asset Investment Trust			1,396	-
	IGIS Private Real Estate Investment Trust 517-1			18,500	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3			4,211	-
	Shinhan Digital Health New Technology Investment Fund No.1			-	292
	Shinhan Time Secondary Blind Fund			1,500	-
	Shinhan-soo secondary Fund			1,350	-
	SHINHAN-NEO Market-Frontier 2nd Fund			1,500	-
	T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business			-	842
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)			-	6,997
	J& Moorim Jade Investment Fund			-	226
	NH Kyobo AI Solution Investment Fund			-	2,192
	SKS-Yozma Fund No.1			-	2,070
	Keistone Unicorn Private Equity Fund			-	2,250
	Forward-NBH New Technology Business Investment Fund I			2,000	-
	Kiwoom Materials, Parts and Equipment 3 New Technology Business Investment Fund			2,000	-
	VL ZieglerII Private Equity Fund			9,000	-
	SQUARE NEW PARADIGM INVESTMENT FUND NO.1			2,000	-
	Kiwoom-Time Animation New Technology Business Investment Fund			2,000	-
	Ascent-Welcome Fund2			3,000	-
		₩		340,004	130,894

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

	Related party		Investment	Collection
	December 31, 2022			
Investments in associates	Shinhan-Albatross Technology Investment Fund	₩	-	1,200
	Shinhan-Neoplux Energy Newbiz Fund		-	288
	Korea Digital Asset Custody		-	-
	Newlake Growth Capital Partners2 PEF		-	136
	Neoplux Technology Valuation Investment Fund		-	598
	Stassets-DA Value Healthcare Fund I		-	107
	KST-SH Laboratory Investment Fund No.1		500	-
	Partners 4th Growth Investment Fund		-	1,714
	One Shinhan Connect Fund 1		11,100	12,163
	One Shinhan Connect Fund 2		15,000	-
	Shinhan SKS Corporate Recovery Private Equity Fund		4,965	-
	Shinhan VC tomorrow venture fund 1		10,000	-
	One Shinhan Futures Fund 1		-	794
	One Shinhan Futures Fund 3		598	-
	DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,625	-
	Logisvalley Shinhan REIT Co., Ltd.(*)		9,800	-
	BTS 2nd Private Equity Fund		3,026	-
	Shinhan global flagship venture fund 1		18,000	-
	Shinhan-Daesung Contents Fund		-	2,310
Entities under common control and investments in associates under common control	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	1,519
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1		-	720
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		-	4,223
	Shinhan AIM Social Enterprise Investment Fund I		-	659
	SHINHAN NPS RENEWABLE FUND NO.1		8,927	34
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		3,500	3,457
	Shinhan AIM Social Enterprise Investment Fund II		324	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		1,151	-
	Shinhan AIM FoF Fund 6		12,673	-
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		10,500	-
	SHBNPP Ongoing Peace TDF 2040 Security Investment Trust(H)[Equity Balanced-FoF]		-	1,247
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		525	-
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		5,396	-
	Shinhan ESG Bond Specialized Investment Trust No. 1		-	70,678
	Shinhan AIM Social Enterprise Investment Fund III		1,775	-
	SH Venture Professional Investment Type Private Investment Trust No.4		21,000	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		8,234	-
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2		1,575	-
	Shinhan Digital New Deal Private Mixed Asset		4,007	-
	Shinhan Subway line no.9 Private Mixed Asset		115,457	5,112
	Shinhan AIM FoF Fund 9-C		9,560	-
	SH Venture Private Investment Trust No.5		21,000	-
	Shinhan Greenway Corporate Investment FUND NO.1		7,300	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

	Related party		Investment	Collection
	December 31, 2022			
Entities under common control and investments in associates under common control	Shinhan Dollar Income Private No.2 Fund	₩	38,019	-
	Shinhan Corporate Investment Type Private No.15 Fund		50,000	-
	SH BGT Private Special Asset Investment Trust No.2		3,995	-
	SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1[FoFs]		11,600	-
	Aone Mezzanine Opportunity Private Mixed Investment		-	2,600
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		9,200	669
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	201
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	3,474
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]		5	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	4,361
	Mastern Opportunity Seeking Real Estate Fund II		-	2,366
	SHBNPP BNCT Professional Investment Type Private Mixed Asset		-	16,452
	SH Estate Loan Private Investment No.2		29,458	1,531
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		247	-
	Pacific Private Investment Trust No.49-1		10,000	-
	Shinhan Digital Healthcare New Technology Investment Fund 1		-	587
	Truston Global Professional Investment Type Private Special Asset Investment Trust No.3		-	409
	IMM Long-term Solutions Private Equity Fund		19,434	-
	Synergy-Turnaround 18th New Technology Fund		1,000	-
	Genesis No.1 Private Equity Fund		238	-
	T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		-	842
	SHINHAN-NEO Core Industrial Technology Fund		1,160	-
	SHINHAN-NEO Market-Frontier 2nd Fund		3,000	-
	Synergy-Turnaround 13th New Technology Fund		-	1,374
	J& Moorim Jade Investment Fund		-	131
	Gyeonggi-Neoplux Superman Fund		-	248
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		4,732	418
	Genesis Eco No.1 PEF		97	-
	Daishin Newgen New Technology Investment Fund 1st		-	854
	KTB Newlake Global Healthcare PEF		6,283	10,187
	NH-Brain EV Fund		10,000	-
	IGEN2023 No.1 private Equity Fund		4,000	237
	IP-LD 2023 No.1 Fund		1,000	-
	NH-J&-IBKC Label Technology Fund		5,000	-
	History 2023 Fintech Fund		1,100	-
	NH-Daishin-Kyobo healthcare 1 Fund		3,000	-
	IBKC-Behigh Fund 1st		1,500	-
	ON No.1 Private Equity Fund		2,000	-
		₩	528,586	153,900

(*) It includes investment without voting rights.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(i) The main types of transactions between the Bank and related parties include deposit transactions, loan transactions, credit offering transactions by local subsidiaries due to the acquisition of L/C opened by the Bank, overdraft transactions related to credit card funds settlement, and CLS payment service agreement transactions.

(j) For the years ended December 31, 2023 and 2022, the Bank purchased bonds through Shinhan Securities Co., Ltd. at ₩5,335,149 million and ₩3,571,746 million, respectively, while the amount sold is ₩1,240,173 million and ₩857,474 million, respectively.

(k) As of December 31, 2023 and 2022, the plan assets deposited in the DB type retirement pension operated and managed by Shinhan Life Insurance are ₩187,228 million and ₩99,992 million, respectively. The plan assets deposited in the DB type retirement pension operated by Shinhan Securities Co., Ltd. and managed by Shinhan Life Insurance are ₩22,026 million and ₩21,221 million, respectively.

(l) As of December 31, 2023 and 2022, the limitation contract amount provided by Shinhan Card, a related party, is ₩67,346 million and ₩66,900 million, respectively.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

42. **Information of trust business**

(a) Total assets with trust business as of December 31, 2023 and 2022, and operating revenue for the years ended December 31, 2023 and 2022 are as follows:

		Total assets		Operating revenue	
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Consolidated	₩	3,603,114	3,764,132	266,404	112,993
Unconsolidated		122,245,925	91,944,641	2,608,100	1,303,281
	₩	125,849,039	95,708,773	2,874,504	1,416,274

(b) Significant balances with trust business as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Borrowings from trust accounts	₩	6,828,250	6,701,010
Deposit		9,533	30,094
Accrued revenues from asset management fee from trust accounts		53,697	41,180
Accrued interest expenses		5,547	7,977

(c) Significant transactions with trust business for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Asset management fee from trust accounts	₩	199,393	195,950
Termination fee		1,476	1,056
Interest expense for deposits		590	552
Interest on borrowings from trust accounts		165,757	103,271

Independent Auditors' Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the President of

Shinhan Bank:

We have reviewed the accompanying Report on the Operations of Internal Control over Financial Reporting (the "ICFR Report") of Shinhan Bank (the "Bank") as of December 31, 2023. The Bank's management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management's assessment of ICFR, it is stated that: "Based on the assessment of the operations of ICFR by Bank's Chief Executive Officer and Internal Accounting Manager, the Bank's ICFR has been effectively designed and is operating as of December 31, 2023, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the "Conceptual Framework") issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the "ICFR Committee")."

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Bank's ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank's ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards ("K-IFRS"). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Bank's ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 20x3 is not prepared in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Bank's ICFR in existence as of December 31, 2023. We did not review the Bank's ICFR subsequent to December 31, 2023. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.
Seoul, Korea
March 4, 2024

Notice to Readers
This report is annexed in relation to the audit of the separate financial statements as of and for the year ended
December 31, 2023.

Report on the Operations of Internal Control over Financial Reporting

To the Shareholders, Board of Directors, and Audit Committee of Shinhan Bank Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Bank Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting("ICFR") for the year ending December 31, 2023.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us"). We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 29, 2024

Jung Sanghyuk (Jung Sanghyuk)
Chief Executive Officer

Kim Kiheung ( )
Internal Accounting Manager